


RECEIVED
AUG 1 8 2005


05063899


studio




distribution



exhibition

infrastructure


digital cinema




Access IT
Integrated Technologies, Inc.
Where Media and Technology Converge

2005 Annual Report

Enabling Digital Cinema

The first and most comprehensive information management solution for Digital Cinema.

From booking and delivery to exhibition, our software and services ease the transition to Digital Cinema, making operations simpler, less expensive, and more profitable.



studio — **Planning, booking, and integrated Digital Cinema print management. Real-time and experiential data enable smarter decisions.**

distribution — **Fully-managed digital delivery. Satellite delivery with data management customized for the motion picture industry.**

exhibition — **Circuit-wide booking, film rental management and accounting, and in-theatre content management. One source to facilitate the digital transition.**

infrastructure — **A national network of carrier-grade data centers, storage, archiving, connectivity, and NOC management.**

The Force is with Access^{IT}

Access^{IT} Showcases Technology at *Star Wars Episode III—Revenge of the Sith* Premier

The Digital Cinema revolution received a major boost with the digital premier of the final installment of the *Star Wars* series, *Star Wars Episode III—Revenge of the Sith.* To celebrate, on the evening of May 18th, Access^{IT} hosted an invitation-only party for the media, investment community, and staff members at the company's new Pavilion Digital Showcase Theatre. The late-night event concluded with a 12:01 am showing of *Star Wars Episode III* in 2K Digital Light Processing (DLP) format.





Approximately 75 guests and Access^{IT} employees gathered at the Pavilion Theatre that evening, touring its digitally-equipped projection booths to learn first-hand about the company's various technologies, highlighted by its Theatre Command Center software and Central Server. Together, this unique hardware and software combination enables a digitally-equipped theatre to be run from a central command location on, or remotely off, site.



Guests were also treated to refreshments as well as to an updated version of the company's ShoWest Movie Exhibitors tradeshow presentation entitled *Digital Cinema University.* This educational lecture was developed to contrast the differences between delivering old-fashioned celluloid film in bulky canisters and delivering and exhibiting a movie in today's digital age.



The evening culminated with a special private viewing of the George Lucas-directed prequel *Star Wars Episode III—Revenge of the Sith* for Access^{IT} employees and invited guests in one cinema while a sold-out public showing was enjoyed by patrons in an adjoining auditorium.



Financial Highlights

(In Thousands)	2003	2004	2005
Total Revenues	$ 4,228	$ 7,201	$10,651
Loss from Operations	$(2,964)	$ (2,505)	$ (5,700)
Amortization of Software Development Costs	$ —	$ 118	$ 369
Depreciation and Amortization	$ 1,687	$ 2,692	$ 3,623
EBITDA[1]	$(1,277)	$ 305	$ (1,708)
Non-cash Stock-based Compensation	$ 99	$ 15	$ 4
Provision for Customer-Related Unbilled Revenue	$ —	$ —	$ 499
Adjusted EBITDA	$(1,178)	$ 320	$ (1,205)
Cash Flows (Used in) Provided by			
Operating Activities	$ (760)	$ 321	$ (3,258)
Balance Sheets Highlights:			
Total Assets	$ 9,894	$21,175	$37,777
Total Liabilities	$ 5,355	$11,357	$26,480
Mandatorily Redeemable Preferred			
and Common Stock	$ 2,911	$ 238	$ 250
Total Stockholders' Equity	$ 1,628	$ 9,580	$11,047
Gross Profits	$ 1,127	$ 3,534	$ 4,840

EBITDA and Adjusted EBITDA (as Defined) Reconciliation to GAAP Net Income

(In Thousands)	3/31/03	3/31/04	3/31/05
Net Loss	$(3,404)	$ (4,805)	$ (6,788)
Add Back:			
Depreciation and Amortization	1,687	2,692	3,623
Amortization of Software Development Costs	—	118	369
Interest Income	(13)	(6)	(5)
Interest Expense	364	542	605
Loss on Early Extinguishment of Debt	—	126	—
Non-cash Interest Expense	282	1,823	832
Income Tax Benefit	(185)	(212)	(311)
Other Income/Expense, Net	(8)	27	(33)
EBITDA (as Defined)	$(1,277)	$ 305	$ (1,708)

(1) EBITDA is defined by the Company to be earnings before interest, taxes, depreciation and amortization, other income/(expense), net, and non-recurring items. Adjusted EBITDA is defined by the Company to be earnings before interest, taxes, depreciation and amortization, other income/(expense), net, non-recurring items, and non-cash stock-based compensation. EBITDA and Adjusted EBITDA are presented because management believes they provide additional information with respect to the performance of its fundamental business activities. *EBITDA* is a measure of cash flow typically used by many investors, but is not a measure of earnings as defined under Generally Accepted Accounting Principles, and may be defined differently by others.

Dear Shareholders:

Access^{IT} and its management team are extremely proud of the many achievements recorded in Fiscal 2005. It was a year of notable progress as we invested heavily in the business to ensure that we have the right technologies, products, services, and, most importantly, people that will enable us to capitalize fully on the Digital Cinema Revolution.

It was also a year in which we repeatedly demonstrated the commercial viability of delivering digital files to theatres via satellite. At the time of this writing, we have successfully delivered 14 major motion pictures and over 100 forms of additional content to digitally-equipped theatres nationwide. Included in these deliveries was the company's first alternative content "event," the world premier of Morrissey's *Who Put the "M" In Manchester?* concert for Pillar Entertainment. There can now be little doubt that we have firmly established Access^{IT} as *THE* leading provider of distribution software and satellite delivery services to Hollywood. Our fully managed storage and electronic delivery solutions for owners and distributors of digital content, as well as our software for movie theatre owners/exhibitors, are unrivaled.

The dawn of the Digital Cinema era marks a huge shift in the way the motion picture industry operates. Digital Cinema provides movie distributors with numerous major benefits, not the least of which is the elimination of the bulky, costly, and inefficient use of celluloid 35mm film. This change will save the industry hundreds of millions of dollars annually in print and delivery fees alone. For theatre owners/exhibitors and consumers alike, Digital Cinema also opens the door to a broad range of alternative content including live and pre-recorded concerts, sporting events, independent films and even 3-D imagery. That will mean very significant new revenue streams for exhibitors and exciting new entertainment offerings for the public. The availability of these new entertainment options, not to mention the added appeal of viewing the spectacular fidelity of on-screen images made possible by Digital Cinema, is expected to contribute to the revitalization of the movie theatre-going experience.

These developments could not come at a more critical time for the film industry which has seen attendance numbers fall sharply, reflecting the rapidly growing popularity of the Internet and interest in home entertainment such as DVDs and movies on-demand. Access^{IT} has positioned itself to play a central role in expediting the transition from analog to digital by providing the necessary technologies, software products, and services. Access^{IT} is also simplifying the workflows for the industry while minimizing the costs of this transition.

Fiscal 2005 Results of Operations

Operating results for Access^{IT}'s Fiscal 2005 were driven by both organic growth and the new revenues generated by two key acquisitions during the year. This growth was largely offset, however, by anticipated increased expenses related to essential research and development outlays plus non-cash expenses for depreciation and interest.

For the full fiscal year ended March 31, 2005, revenues grew 48%, reaching a record $10,651,000 versus $7,201,000 reported in the year ago period. The company's Media Services unit generated increased revenue from accelerating activity in its content delivery business and from the additions of FiberSat Global Services and the Pavilion Theatre. Revenue growth was also posted by our Data Center operations, derived primarily from increased sales to new and existing data center customers.

As noted, the company made very significant investments in its business in Fiscal 2005. Revenue increases were offset by this substantial rise in expenses—specifically, SG&A, due largely to the addition of key personnel related to the ramp-up of our Media Services units and a nearly 12-fold increase in critical research and development spending. Consequently, EBITDA for the twelve months ended March 31, 2005 showed a loss of $1,708,000 compared to a positive EBITDA of $305,000 last year. But those R&D expenditures and new personnel outlays have, as expected, paid off handsomely, resulting in a number of valuable new products including our TDS International and vendor-agnostic Theatre Command Center software. They also enabled us to increase the integration of, and provide upgraded functionality to, our existing products and services.

Loss from operations for the fiscal year ended March 2005 increased to $5,700,000 from $2,505,000 reported in the year ended March 2004. The loss attributable to common shareholders was $6,788,000 or $0.70 per diluted share. It is important to note, however, that the net loss includes non-cash expenses for depreciation, amortization, and non-cash interest, aggregating to $4,824,000 and reflecting the continued expansion of the company's infrastructure in preparation for an extremely promising future.

Highlights of Fiscal 2005

Through the attainment of key milestones, development of new products, and strategic acquisitions, Access^{IT} further established itself as the leading provider of distribution software and technology that will enable the entertainment industry's transition from film to Digital Cinema. Some of the year's highlights include:

- After purchasing the assets of Boeing Digital Cinema at the end of Fiscal 2004, Access^{IT} refitted and re-certified each of the 27 newly acquired digital projector systems and, in July, commenced the commercial delivery of feature films to those systems.

- Access^{IT} launched its international thrust during the fiscal year by introducing the company's International Theatrical Distribution System (iTDS) designed to support global movie releases. This unique application design will incorporate worldwide functionality eliminating the costly burden of maintaining multiple territory-specific programs. It also seamlessly integrates with Access^{IT}'s digital content delivery services, thereby dramatically easing a distributor's migration to digital distribution.
- Through the acquisition of FiberSat Global Services in November 2004, Access^{IT} gained extensive satellite distribution and networking capabilities provided by this fully operational data storage and uplink facility located in Los Angeles, California. This unit also houses the Los Angeles-based infrastructure and operations of Access^{IT}'s Digital Media group and plays a key role in supporting the needs of our Hollywood studio customers.
- Finally, late in the fiscal year, Access^{IT} purchased the Pavilion Theatre Complex in Brooklyn, New York. The Pavilion has been converted into a digital showcase theatre, boasting the largest number of DCI-compliant 2K Digital Light Processing (DLP) screens in the country. Debuting with the presentation of *Star Wars Episode III* in 2K digital, the Pavilion now serves as a fully-functional, real-world demonstration site for Access^{IT}'s Digital Cinema products.

Fiscal 2005 was also the first year that Access^{IT} received awards and recognition for its growth and leadership, among these are:

- Deloitte named Access^{IT} the number one "Rising Star" in New Jersey. The "Rising Star" award is a special designation for young fast-growth technology companies. The award is part of the New Jersey Technology annual "Fast 50" program, which ranks the 50 fastest-growing technology companies headquartered in New Jersey. Rankings are based on the percentage of growth in fiscal year revenues over the preceding three years.
- Access^{IT} was named a finalist for The New Jersey Technology Council's (NJTC) "Growth Company of the Year" award. The NJTC represents technology-intensive industries and the institutions and service companies that support them. Founded in 1996, NJTC has more than 1,100 member companies.

2006 and Beyond

History demonstrates that leaders cannot afford to rest on past achievements. Looking ahead, we have set ambitious short- and long-term goals for Access^{IT} in Fiscal 2006 and beyond:

- Our recently announced Digital Cinema deployment plan with Christie Digital Systems will be a key point of focus in the year ahead. It is, by far, the largest such financing plan undertaken to date. Starting in the fourth calendar quarter of 2005 and extending over the next 24 months, we plan to complete a roll-out to exhibitors of 2,500 Christie 2K DLP projector systems. This groundbreaking effort will not only jump-start the long-awaited industry conversion to digital, but is expected to materially impact the company's financial operations, enhancing revenue and cashflow substantially for years to come.
- Access^{IT} will continue to invest in the technologies and people that will further expand the value of its solutions to all members of the entertainment industry supply chain. We intend to leverage our leadership position by partnering with key producers, vendors, and customers to accelerate the digital transition and create new growth opportunities for the company.
- With the Digital Cinema revolution gathering momentum worldwide, we will aggressively focus and expand our presence in overseas markets. The revenue potential of these global markets, with an estimated 76,000 screens, greatly exceeds that of the domestic 36,000 screens located in the U.S. and Canada that we are currently focused on serving. Solutions such as iTDS and new relationships in Europe and Asia will be the key to our growth overseas.
- We will continue to meet and exceed the needs of our customers. By working closely with each of our constituents—the studios, exhibitors, and hardware vendors—we will continue to build upon our reputation for innovation, assisting all in achieving their respective business goals.

In conclusion, we find ourselves in an enviable position—at the center of one of the most far-reaching developments in the film industry since the "talkies" were introduced in the late 1920's. We are excited by the prospects we see before us and have confidence in our ability to achieve even greater success in the months and years ahead. This confidence is based upon not only the breadth and depth of our offerings and our clear, defensible market position, but on the quality and skills possessed by the team of talented individuals employed by Access^{IT}. Their enthusiasm and commitment to the company's success is remarkable. I wish to thank them and all of our shareholders for their continued support.

Bud Mayo

A. Dale "Bud" Mayo
Chairman, President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 10-KSB
(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: March 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 001-31810
ACCESS INTEGRATED TECHNOLOGIES, INC.
(Name of Small Business Issuer in its Charter)

DELAWARE	**22-3720962**
(State of Incorporation or Organization or Other Jurisdiction)	(I.R.S. Employer Identification No.)

55 MADISON AVENUE, SUITE 300, MORRISTOWN, NEW JERSEY 07960
(Address of principal executive offices)

(973) 290-0080
(Issuer's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:
NONE
Securities registered pursuant to Section 12(g) of the Act:
CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

Check whether the Issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of the Company 's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [ ].

Issuer's revenues for the fiscal year ended March 31, 2005 were $10,651,431.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the issuer based on a price of $8.99 per share, as of June 28, 2005, the closing price of such common equity on the American Stock Exchange, was approximately $50,135,774. For purposes of the foregoing calculation, all directors, officers and shareholders who beneficially own 10% of the shares of such common equity have been deemed to be affiliates, but the Company disclaims that any of such persons are affiliates.

As of June 28, 2005, 9,433,328 shares of Class A Common Stock, $.001 par value, and 965,811 shares of Class B Common Stock, $.001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Certain information required by Items 9, 10, 11, 12, and 13 of Form 10-KSB is incorporated by reference into Part III hereof from the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held September 15, 2005.

Transitional Small Business Disclosure Format (check one): Yes [ ] No [X].

TABLE OF CONTENTS

		Page
FORWARD-LOOKING STATEMENTS.		1
	PART I	
ITEM 1.	Business.	2
ITEM 2.	Property.	18
ITEM 3.	Legal Proceedings	19
ITEM 4.	Submission of Matters to a Vote of Security Holders	19
	PART II	
ITEM 5.	Market for Common Equity and Related Stockholder Matters	20
ITEM 6.	Management's Discussion and Analysis of Financial Condition and Results of Operations	22
ITEM 7.	Consolidated Financial Statements	F-1
ITEM 8.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.	66
ITEM 8A.	Controls and Procedures	66
ITEM 8B.	Other Information	66
	PART III	
ITEM 9.	Directors, Executive Officers and Control Persons; Compliance with Section 16(a) of the Exchange Act	66
ITEM 10.	Executive Compensation.	66
ITEM 11.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	66
ITEM 12.	Certain Relationships and Related Transactions.	66
ITEM 13.	Exhibits.	67
ITEM 14.	Principal Accountant Fees and Services.	70
SIGNATURES		71

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the federal securities laws. These include statements about our expectations, beliefs, intentions or strategies for the future, which are indicated by words or phrases such as "believes," "anticipates," "expects," "intends," "plans," "will," "estimates," and similar words. These forward-looking statements are based on our current expectations and are subject to certain risks, uncertainties and assumptions, including those set forth in the discussion under Item 1, "Description of Business" and Item 6, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our actual results may differ materially from results anticipated in these forward-looking statements. These forward-looking statements are based on information currently available to us, and we assume no obligation to update them, except as otherwise required by law.

In this report, "AccessIT," "we," "us," "our" and the "Company" refers to Access Integrated Technologies, Inc. and its subsidiaries unless the context otherwise requires.

PART I

ITEM 1. BUSINESS

AccessIT was organized on March 31, 2000 and we are in the business of providing software services and technology solutions to the motion picture industry, and operating Internet data centers. We are actively expanding into new and interrelated business areas relating to the delivery and management of digital cinema content to entertainment venues worldwide. These businesses, supported by our Internet data center business, have become our primary strategic focus.

Our business focus is to create a secure, managed and complete system that consists of software to book, track and perform accounting functions for digital content in theatres, deliver digital content to multiple locations and provide the content management software for in-theatre playback system for the digital cinema marketplace. The system is intended to use all of our businesses:

MEDIA SERVICES

- Digital Media Delivery - digital media managed electronic delivery services and in-theatre management software for use in theatres from Access Digital Media, Inc. ("AccessDM"), our wholly owned subsidiary and satellite delivery services from FiberSat Global Services, Inc., our wholly owned subsidiary. The Pavilion Theatre (as defined below) is utilizing the digital media managed electronic delivery services and in-theatre management software products;

- Movie Distribution and Exhibitor Software - Hollywood Software, Inc. ("Hollywood SW"), our wholly owned subsidiary, develops and licenses distribution and exhibitor software products and services;

Data Center Services

- Data Centers - AccessIT's Internet data centers ("IDCs" or "data centers"), including redundant sites in Los Angeles and New York City; and

- Managed Service Offerings- managed storage and network and systems management services by Core Technology Services, Inc. ("Managed Services"), our wholly owned subsidiary, and AccessIT.

Our system provides a digital content owner with the secure delivery of multiple files to multiple locations with proactive notification and security management. Our system also provides the digital content exhibitor with access to digital content, freedom to choose what to play and when to play it with proactive notifications and management software. We have created a system whereby digital content is delivered where it is supposed to go, is played when it is supposed to be played along with the ability to act upon and report back management and financial information.

We have two reportable segments: Media Services, which represents the operations of AccessDM (including Boeing Digital (as defined below)), Pavilion Theatre, FiberSat (as defined below) and Hollywood SW; and Data Center Services, which are comprised of our IDC operations and Managed Service Offerings.

In February 2003, we organized AccessDM, which in May 2004 became our wholly-owned subsidiary. AccessDM has developed proprietary software, Digital Express e-Courier, capable of worldwide delivery of digital data -- including movies, advertisements and alternative content such as concerts, seminars and sporting events -- to movie theaters and other venues having digital projection equipment. Also, in April 2005 we completed the development of in-theatre management software for use by digitally – equipped movie theaters, called the Theatre Command Center.

In November 2003, we acquired all of the capital stock of Hollywood SW, a leading provider of proprietary transactional support software and consulting services for distributors and exhibitors of filmed entertainment in the United States and Canada (the "Hollywood SW Acquisition"). Its licensed software records and manages information relating to the planning, scheduling, revenue sharing, cash flow and reporting associated with the distribution and exhibition of theatrical films. In addition, Hollywood SW's software complements, and is integrated with, AccessDM's digital content delivery software by enabling Hollywood SW's customers to seamlessly plan and schedule delivery of digital content to entertainment venue operators as well as to manage the related financial transactions.

In an effort to increase the competitive advantage of the IDCs, on January 9, 2004, we acquired Managed Services, a managed service provider of information technologies. As an information technology outsourcing organization, Managed Services manages clients' networks and systems in over 35 countries in Europe, Asia, North and South America and more than 20 states in the United States. Managed Services operates a 24x7 Global Network Command Center ("GNCC"), capable of running the networks and systems of large corporate clients. The four largest customers of Managed Services accounted for approximately

54% of its revenues. The managed services capabilities of Managed Services have been integrated with our IDCs and now operate under the name of AccessIT Managed Services.

In March 2004, we acquired certain assets of Boeing Digital Cinema ("Boeing Digital"), a division of The Boeing Company ("Boeing"). These assets were purchased to further our strategy of becoming a leader in the delivery of movies and other digital content to movie theaters. The acquired assets consist of digital projectors, satellite dishes and other equipment installed at 28 screens within 21 theaters in the United States and equipment stored at other locations, and satellite transmission equipment located in Los Angeles, California. Since the acquisition, we have used the stored equipment (and added new equipment) in an additional 3 screens within 2 theaters in the United States.

Also in March 2004, we refinanced approximately $4.2 aggregate principal amount (plus accrued and unpaid interest) of our promissory notes pursuant to an exchange offer. In exchange for these promissory notes, we issued 707,477 unregistered shares of our Class A common stock and $1.7 million aggregate principal amount of new convertible notes which as of March 31, 2005 were convertible into a maximum of 312,425 shares of our Class A common stock.

In May 2004, we entered into an agreement with the holder of 750,000 shares of AccessDM's common stock, to exchange all of the holders's shares for 31,300 unregistered shares of AccessIT's Class A common stock. As a result of the transaction, which was consummated on May 26, 2004, AccessIT now holds 100% of AccessDM's common stock.

In June 2004, we consummated a $4.87 million private placement of 1,217,500 unregistered shares of our Class A common stock with institutional and other accredited investors. Pursuant to the private placement, we also issued to the investors and the placement agent warrants to purchase up to 243,500 and 60,875 shares of our Class A common stock, respectively, at an exercise price of $4.80 per share, exercisable upon receipt. We registered the resale of all of the 1,217,500 shares and the 304,375 shares underlying the warrants on a registration statement on Form SB-2 with the SEC on July 2, 2004, which was declared effective by the SEC on July 20, 2004.

In November 2004, we consummated a $1.1 million private placement of 282,776 unregistered shares of our Class A common stock at $3.89 per share with certain accredited investors. The net proceeds of approximately $1.023 million from such private placement were used for the FiberSat Acquisition and for working capital. These shares carry piggyback and demand registration rights, at the sole expense of the investors. The investors exercised their piggyback registration rights and we registered the resale of all of the 282,776 shares on a regisration statement on Form S-3, which was declared effective by the SEC on March 21, 2005.

Also in November 2004, we acquired substantially all of the assets of FiberSat Global Services, LLC (the "FiberSat") through FiberSat Global Services, Inc., our wholly owned subsidiary (the "FiberSat Acquisition"). FiberSat, headquartered in Chatsworth, California, provides services utilizing satellite ground facilities and fiber-optic connectivity to receive, process, store, encrypt and transmit television and data signals globally. FiberSat's Chatsworth facility currently houses the infrastructure operations of our digital cinema satellite delivery services. By completing the FiberSat Acquisition, we gained extensive satellite distribution and networking capabilities provided by FiberSat's fully operational data storage and uplink facility located in Los Angeles, California. FiberSat has the ability to provide broadband video, data and Internet transmission and encryption services for the broadcast and cable television and communications industries.

In February 2005, we consummated a private placement of $7.6 million, 4-year convertible debentures (the "Convertible Debentures"). The Convertible Debentures bear interest at the rate of 7% per year and are convertible into shares of our Class A common stock at the price of $4.07 per share, subject to possible adjustments from time to time. In connection with the Convertible Debenture offering, we issued the participating institutional investors warrants (the "Convertible Debentures Warrants") exercisable for up to 560,197 shares of Class A common stock at an initial exercise price of $4.44 per share, subject to adjustments from time to time. The Convertible Debentures Warrants may be exercised beginning on September 9, 2005 until five years thereafter. We registered the resale of all of the shares underlying the Convertible Debentures and the Convertible Debentures Warrants with the SEC on March 11, 2005, which was declared effective by the SEC on March 21, 2005.

Also in February 2005, through ADM Cinema Corporation, our wholly owned subsidiary ("ADM Cinema"), we consummated the acquisition of substantially all of the assets of the Pavilion Movie Theatre located in Park Slope section of Brooklyn, New York ("Pavilion Theatre") from Pritchard Square Cinema, LLC. The Pavilion Theatre is an eight-screen movie theatre and cafe and is a component of the Media Services segment. Continuing to operate as a fully functional multiplex, the Pavilion Theatre will also become our showplace to demonstrate our integrated digital cinema solutions to the movie entertainment industry.

We offer interrelated services that use each of our business units for the planning, purchasing, delivery and management of digital content -- such as movies, advertising, trailers and alternative content, including concerts, seminars and sporting events -- to movie theater and other venue operators. We believe that our ability to offer a wide range of fully managed services will differentiate us from other service providers, including distributors of other types of digital media.

During the fiscal year ended March 31, 2005, we received 62% of our revenue from the Data Center Services segment and 38% of our revenue from the Media Services segment. During the fiscal year ended March 31, 2004, we received 81% of our revenue from the Data Center Services segment and 19% of our revenue from the Media Services segment. For the fiscal year ended March 31, 2005, KMC Telecom, an IDC customer, comprised approximately 18.2% of our revenues. Our contract with KMC Telecom expires on December 15, 2005 and we have received an indication from KMC Telecom that they will not renew the contract for at least some of the current sites that they are licensing under such contract. No other single customer accounted for greater than 10% of revenues during the fiscal year ended March 31, 2005. From our inception through November 3, 2003, all of our revenues have been derived from monthly license fees and fees from other ancillary services provided by us at our IDCs.

Our principal executive offices are at 55 Madison Avenue, Suite 300, Morristown, NJ 07960, and our telephone number at such offices is (973) 290-0080. Our e-mail address is investor@accessitx.com and our web site address is www.accessitx.com. Information accessed on or through our web site does not constitute a part of this report.

MEDIA SERVICES

The Media Services segment of our business consists of two units: the Digital Media Delivery Services and the Hollywood SW business. Digital Media Delivery Services comprises AccessDM, FiberSat, and the Pavilion Theatre.

Digital Media Delivery Services

AccessDM, our wholly-owned subsidiary, provides software and systems worldwide that enable the delivery of digital content to movie theaters and other venues having digital projection equipment. We believe the demand for systems that deliver digital content will increase as the movie, advertising and entertainment industries continue to convert to a digital format in order to achieve cost savings, greater flexibility and/or improved image quality. We intend to use our IDCs and managed data storage services together with our digital content delivery software to deliver digital content using satellite and land-based transmission providers. As a result of the acquisition of the assets of Boeing Digital, we currently have an installed base of twenty eight digital projection systems located in certain movie theaters throughout the United States that are available to receive digital content delivered by AccessDM. Based on customer needs and preferences, we may adapt or tailor the developed software and related services to such customer needs or industry demands.

FiberSat, headquartered in Chatsworth, California, was acquired by FiberSat Global Services, Inc., our wholly-owned subsidiary, on November 17, 2004. FiberSat provides services utilizing satellite ground facilities and fiber-optic connectivity to receive, process, store, encrypt and transmit television and data signals globally. FiberSat's Chatsworth facility currently houses the infrastructure operations of AccessDM's digital cinema satellite delivery services. By completing the FiberSat Acquisition, we gained extensive satellite distribution and networking capabilities provided by FiberSat's fully operational data storage and uplink facilities located in Los Angeles, California. FiberSat has the ability to provide broadband video, data and Internet transmission and encryption services for the broadcast and cable television and communications industries.

ADM Cinema, our wholly owned subsidiary, purchased the Pavilion Theatre on February 11, 2005. The Pavilion Theatre is an eight-screen movie theatre and cafe and is a component of the Media Services segment. Continuing to operate as a fully functional multiplex, the Pavilion Theatre has also become a showplace for the Company to demonstrate its integrated digital cinema solutions to the movie entertainment industry.

Market Opportunity

We believe that digital content delivery eventually will replace, or at least become more prevalent than, the current method used for film delivery. Existing film delivery generally involves the time-consuming, somewhat expensive and cumbersome process of receiving bulk printed film, rebuilding the film into shipping reels, packaging the film reels into canisters and physically delivering the reels (by traditional ground modes of transportation) to movie theaters. We believe that the expanding use of digital movie projection equipment will lead to an increasing need for digital content delivery services.

The movie exhibition industry now has the capability to present advertisements, trailers and alternative entertainment in a digital format and in a commercially viable manner. We believe the presentation of alternative entertainment at movie theaters may both expand their hours of operation and increase their occupancy rates. Movie theater owners may also be able to profit from the presentation of new and/or additional advertising in their theaters.

Digital Cinema Initiatives, LLC, a consortium of seven major Hollywood studios, was created to develop and set universal standards and to develop a business model designed to allow the movie industry to effect a general transition to digital presentations. Toward the end of 2004 the studio members declared the work of the group to be substantially complete and worked to finalize the remaining open items. Investment banks are working with studios to develop a business model for digital cinema.

We believe the market opportunity for our digital media delivery services is directly related to the number of movie releases each year, the number of movie screens those movies are shown upon and the transition to digital presentations in those movie theatres. According to the Motion Picture Association, on average, there are approximately 200 major movie releases and 250 independent movie releases per year. The average major movie is released to approximately 4,000 screens in the United States and 8,000 screens worldwide. According to National Association of Theatre Owners ("NATO"), there are approximately 105,000 screens worldwide that play major movie releases, with approximately 36,000 screens located in the United States. According to ReelSource, Inc., the average film print costs $1,300 per print. We believe that the cost to deliver digital movies to movie theatres will be much less than the cost to print and deliver analog movie prints, and such lesser cost will provide the economic model to drive the conversion from analog to digital cinema.

Products and Services

AccessDM's products and services are able to provide and securely deliver, via electronic transmission (through copper wire, fiber optics or satellite), digital content, including movies, advertisements, alternative content and educational products.

Our principal digital media delivery service offering, which we refer to as "Digital Express e-Courier Services," is the distribution of digital content through our IDC platform. Our Digital Express e-Courier Services requires us to obtain a digital master of an audio and/or visual presentation from the content owner, store and deliver the digital content and track and confirm its delivery. We expect to offer our delivery service to the owners of digital content through a broad choice of bandwidth providers within each platform (i.e., copper wire, fiber optics or satellite). We intend to use our existing IDCs to accommodate the services we will provide.

We expect to charge our customers:

- a one-time set-up fee based on the size of the customer's content file;
- a distribution or delivery fee based on the size of its content file and the number of destinations to which the content file will be delivered;
- a customization fee, if required; and
- a fee for changes to the content file or the destination(s) to which the content file is to be delivered.

Intellectual Property

AccessDM has applied for service mark registrations in respect of the name AccessDM, Access Digital Media and the phrases "Digital Express e-Courier Services," "Theatre Command Center" and "The courier for the digital era." AccessDM has not yet received U.S. servicemark registration for any servicemarks.

Target Customers

We intend to provide our digital media delivery services to major movie studios, particularly through relationships that we have developed or may develop with these studios. We also intend to focus on independent studios and distributors, alternative content providers and advertising agencies, which may not have high-quality delivery services currently available. We believe that major movie studios will begin to expand beyond their traditional distribution methods, involving the physical delivery of digital files, to include electronic digital content delivery for the reasons discussed above.

Competition

Companies that have developed forms of digital content delivery to entertainment venues include:

- Regal Entertainment Group, which has developed a system for delivering certain digital content to its own theaters, including non-motion picture content and advertising;
- National Cinema Network, a wholly owned subsidiary of AMC Entertainment, that has developed a system known as Digital Theatre Distribution System for delivering advertising to movie theaters; and
- Technicolor Digital Cinema, an affiliate of the Thomson Company, which has concentrated on an in-theater system to manage content file(s) that are delivered physically, and not electronically, to theatres.

The competitors referenced above have significantly greater financial, technical, marketing and managerial resources than we do. These competitors also generate greater revenue and are better known than we are. However, we believe that AccessDM, through its technology and management experience, its development of software capable of delivering digital data worldwide, its development of its Theatre Command Center software for the management of digital content, and the complement of Hollywood SW's software, may differentiate itself from the above companies by providing a competitive alternative to their forms of digital content delivery.

Marketing and Business Development

We intend to market our digital media delivery services primarily through networking and relationship-building activities, supported by presentations at industry trade shows and similar events. We believe that the entertainment business is largely based on and driven by personal and business relationships. We have, therefore, selected three individuals -- A. Dale Mayo, Russell J. Wintner and David Gajda -- each of whom has significant experience and relationships in the movie and emerging entertainment markets -- to lead AccessDM's marketing efforts.

A. Dale Mayo, AccessDM's Chief Executive Officer, is a co-founder and the Chairman, President and Chief Executive Officer of AccessIT, and previously co-founded and developed Clearview Cinema Group, Inc. ("Clearview"), a large theater circuit in the New York metropolitan area which was later sold to Cablevision Cinemas, LLC. In his tenure as the Chief Executive Officer of Clearview, Mr. Mayo developed close working relationships with many of the top theater operators in the United States, as well as heads of distribution in Hollywood and New York. Mr. Mayo is on the advisory board of the Will Rogers Motion Picture Pioneers Foundation.

Russell J. Wintner, AccessDM's President and Chief Operating Officer, is a member of the Society of Motion Picture and Television Engineers, and serves on the Digital Cinema Group standards committee, and is a board member of NATO and a member of its Technical Committee that is working directly with Digital Cinema Initiatives, a consortium of seven major Hollywood studios created to develop standards and a business model for the digital cinema industry. Mr. Wintner was a founder of, as well as President of, WinterTek, Inc., a digital media consultant to various clients. He also served as Principal, Exhibitor Relations, Alternative Programming and Marketing for Technicolor Digital Cinema, LLC. Previous to such provisions, Mr. Wintner was a founder of CineComm Digital Cinema, LLC and also served as its President of Exhibition and Alternative Programming and Chief Operating Officer. Mr. Wintner frequently sits on industry panels at seminars and conventions.

David Gajda, Hollywood SW's President and Chief Operating Officer, was a co-founder of Hollywood SW. Mr. Gajda was the Chief Executive Officer for Hollywood SW from its inception until our November 2003 acquisition. Prior to co-founding Hollywood SW, Mr. Gajda owned and managed a strategic consulting company, DWG International Inc. ("DWG"). At DWG, he helped many entertainment companies develop their three-to-five-year strategic systems plans. In April 2005, we promoted Mr. Gajda to Senior Vice President of International Marketing, in order to focus on marketing our product and services, principally those of Hollywood SW. We also promoted Jim Miller, the former Chief Financial Officer of Hollywood SW to the role of President and Chief Operating Officer of Hollywood SW.

We expect to co-market our digital media delivery services to the current and prospective customers of Hollywood SW, using marketing and sales efforts and resources of both companies. Although the services of each may be used independently, using our digital media delivery service in conjunction with the services of Hollywood SW would enable owners of digital content to deliver securely such content to their customers and, thereafter, to manage and track data regarding the presentation of the digital content, including different forms of audio and/or visual entertainment. As the digital content industry continues to develop, we may engage in other marketing methods, such as advertising and service bundling, and may hire additional sales personnel.

HOLLYWOOD SOFTWARE

Hollywood SW's principal objective is to provide its transactional software and film distribution services to film industry customers and, through AccessDM's digital content delivery software, to the expanding digital entertainment industry.

Hollywood SW's software products enable its customers to record and manage information relating to the planning, booking, scheduling and performance of movies in movie theaters, and to track the related financial operating results and commitments.

Market Opportunity

The customers for Hollywood SW's existing software and consulting services consist principally of worldwide feature film distributors and North American movie theater chains. We are currently developing a new application with similar functionality for distributing films internationally that is expected to be completed by the end of 2005.

Our goal is to make Hollywood SW's products the industry standard method by which film distributors and exhibitors plan, manage and monitor operations and data regarding the presentation of theatrical entertainment. Currently, based upon our calculations and certain industry figures, distributors using Hollywood SW's distribution software system, called TDS, cumulatively managed, for the period 1999 through 2002, approximately 36% of U.S. theater box office revenues. In addition to providing its system currently to analog film industry customers, Hollywood SW has also adapted this system to serve the expanding digital entertainment industry. We believe that Hollywood SW's products and services will be accepted as an important component in the digital content delivery and management business.

We believe that the continued transition to digital content delivery will require a high degree of coordination among content providers, customers and intermediary service providers. Producing, buying and delivering media content through worldwide distribution channels is a highly fragmented and inefficient process that we expect to become increasingly streamlined, automated and enhanced through technologies created by Hollywood SW and the continuing development of and general transition to digital forms of media.

Products and Services

Hollywood SW provides proprietary software applications and services to support customers of varying sizes, through software licenses, its Application Service Provider ("ASP") service in which the Company hosts the application within a secure AIT colo-center and provides client access via the internet and through a fully outsourced distribution option, called, Indie Direct. Current proprietary software products of Hollywood SW consist of the:

- TDS -- Theatrical Distribution System, which manages key operational and financial elements of film distribution for film distributors;
- TDSi -- Theatrical Distribution System (International), which manages key operational and financial elements of film distribution for international film distributors;
- EMS -- Exhibition Management System, which manages key operational and financial elements of film exhibition for theater circuits;
- MPPS -- Motion Picture Planning System, which uses various film criteria and historical performance data to plan and initiate film release strategies;
- Media Manager System -- which facilitates the planning and tracking of newspaper advertising campaigns; and
- Digi-Central -- online marketplace for digital content in which buyers can search for available digital content, initiate transactions and coordinate delivery via Access DM.

Hollywood SW generates revenues from its software products through various fees: software license fees, ASP service fees, software maintenance fees, software development fees, consulting service fees and outsourced distribution service fees. Under its software license arrangements, up-front fees are paid and periodic payments are generally made upon the occurrence of certain events: for example, execution of the license agreement, delivery of the software and acceptance on use of the software by the customer. Software maintenance fees are paid under separate annual support agreements, under which Hollywood SW provides maintenance services and technical support. Under Hollywood SW's ASP service, periodic payments are made for the right to access and use Hollywood SW's software through the Internet, based on the occurrence of certain events. Maintenance services are included as part of the annual service agreement for Hollywood SW's ASP service. Customers that license Hollywood SW's products also may pay for product feature enhancements, which include software developments; Hollywood SW has generated a significant portion of its revenues from consulting fees that it charges (on an hourly basis) for implementation of the applicable product and training of the personnel of the licensed or ASP service customers.

Intellectual Property

Hollywood SW currently has intellectual property consisting of:

- licensable software products, including TDS, TDSi, EMS, MPPS and the Media Manager System;
- domain names, including EPayTV.com, EpayTV.net, HollywoodSoftware.com, HollywoodSoftware.net, Indie-Coop.com, Indie-Coop.net, Indiedirect.com, IPayTV.com; PersonalEDI.com, RightsMart.com, RightsMart.net, TheatricalDistribution.com and Vistapos.com;
- unregistered trademarks and service marks, including Coop Advertising V1.04, EMS, EMS ASP, Exhibitor Management System, Hollywood SW, Inc., HollywoodSoftware.com, Indie Co-op, Media Manager, On-Line Release Schedule, RightsMart, TDS and TheatricalDistribution.com.; and
- logos, including those in respect of Hollywood SW, TDS and EMS.

Distributed Software

In addition to Hollywood SW's proprietary software products, the Company also distributes theatre ticketing software developed by Vista Entertainment Solutions ("Vista"). Vista is a leading provider of theatre ticketing solutions based in New Zealand and Hollywood SW is currently the only U.S.-based distributor of their products to the U.S. theatre market. Under our distribution agreement with Vista, Hollywood SW earns a percentage of license fees, maintenance fees and consulting fees generated from each sale of Vista products.

Customers

Hollywood SW's customers include 20th Century Fox, Paramount Pictures, Universal Studios, MGM, Lions Gate Films, Newmarket Films, Magnolia Pictures, Gold Circle Films, IFC Films, First Look/Overseas Film Group, Regent Releasing, Brenden Theatres, and Flagship Theatres, among others.

Domestic Theatrical Distribution

Hollywood SW's TDS product enables U.S. film distributors to plan, book and account for theatrical film releases. It also allows distributors to collect and analyze related financial operations data. TDS is currently licensed to several distributors, including 20th Century Fox, MGM, Universal Studios and Paramount Pictures; these distributors comprised approximately 34.9%, 16.3%, 10.4% and 9.6%, respectively, of Hollywood SW's revenues for the fiscal year ended March 31, 2005. Also, several distributors access Hollywood SW's products through its ASP service, including IFC Films, Newmarket Films, Magnolia Pictures, Gold Circle Films, MAC Releasing and IFS. In addition, Hollywood SW licenses to customers other distribution-related software, including MPPS and MMS, which further automate and manage related aspects of film distribution, including advertising, strategic theater selection and competitive release planning.

Hollywood SW also provides outsourced film distribution services through a division known as Indie Direct. The Indie Direct staff uses the TDS distribution software to provide back office film booking and receivables management services to independent film distributors and producers. Current customers include Arenas Entertainment and Regent Releasing,

International Theatrical Distribution

In 2004, Hollywood SW began developing an international version of its successful TDS application to support worldwide theatrical film distribution. In December 2004, Hollywood SW signed an agreement with the international distribution subsidiary of 20th Century Fox, to license and implement the software in 14 overseas territories, encompassing 18 foreign offices over approximately 18 months. As with its North American TDS solution, this worldwide application will interface with Access DM's digital delivery service, significantly enhancing Access DM's international market opportunities.

Film Exhibition

Hollywood SW also has developed EMSa web-enabled theater management application designed to manage all key aspects of film planning, scheduling, booking and distributor payment for theatrical exhibitors. This head office solution consolidates daily transactional data from each theatre's box office ticketing and concession system, supports negotiations with film distributors and passes necessary revenue, cash and payment information on to the client's accounting system. EMS also receives and reports digital film delivery status information from Access DM systems at each theatre.

Competition

Within the major movie studios and exhibition circuits, Hollywood SW's principal competitors for its products are in-house development teams, which generally are assisted by outside contractors and other third-parties. Most distributors that do not use the TDS software use their own systems. Internationally, Hollywood SW is aware of one vendor based in the Netherlands providing similar software, although on a smaller scale. Hollywood SW's film exhibition product, EMS, competes principally with customized solutions developed by the large exhibition circuits and at least one other competitor that has been targeting mid- to small-sized exhibitors. We believe that Hollywood SW, through its technology and management experience, may differentiate itself from such competitors by providing a competitive alternative to their forms of digital content delivery and management business.

Marketing and Business Development

Hollywood SW's senior management team manages its sales and business development efforts. Hollywood SW intends to co-market its products and services with the services of AccessDM, although each will be able to market their products and services independently. Although new customers are generated usually through referrals and the cross-promotion of Hollywood SW and Vista products Hollywood SW also selectively advertises in trade journals and its representatives regularly attend trade shows, such as ShowEast and ShowWest.

DATA CENTER SERVICES

The Data Center Services segment of our business consists of two units: our Data Centers and Managed Services.

Market Opportunity/Industry Background

We believe that the overall market for IDC services has been largely driven by the rapid growth in Internet usage and a significant shift by companies to outsourcing or engaging third parties to provide, their data center services. These services are not the principal focus of these companies, divert them from their core businesses and require significant investment.

Growth in data use is driving complex data management services. We believe that the demand for services that store data will continue to grow as a result of increasing amounts of stored data, increasing storage complexity, increasing value of certain information and a potential shortage of in-house information technology personnel. In February 2003, Gartner Dataquest estimated that aggregate revenues generated by providers of outsourced managed data storage services in North America could approach $17 billion by 2006, up from $12.2 billion in 2001, representing a 7% compounded annual growth rate.

Our Data Centers

Our IDCs provide fail-safe environments for our customers' equipment by using back-up power generators as well as back-up battery power and specialized air conditioning systems. Our IDC customers include major and mid-level network and Internet service providers, such as KMC Telecom, AT&T, OnFiber Communications, and Zone Telecom, as well as various users of network services, traditional voice and data transmission providers, long distance carriers and commercial businesses. Our contract with KMC Telecom expires on December 15, 2005 and we have received an indication from KMC Telecom that they will not renew the contract for at least some of the current sites that they are licensing under such contract. Our IDC services are enhanced by the network managed services available as a result of the acquisition of Managed Services. We have installed our computer equipment for our digital media delivery software and services unit in our AccessColocenters.

We operate nine IDCs in the following eight states: Arkansas, Kansas, Maine, New Hampshire, New Jersey, New York, Texas and Virginia. In addition, we maintain an Internet data center in Los Angeles, California that is dedicated to delivery of motion pictures and other digital content to movie theatres worldwide. Internet data centers are facilities leased by us through which we, for monthly and variable fees, provide our customers with:

- secure and fail- safe locations for their computer and telecommunications equipment by using back-up power generators as well as back-up battery power and specialized air conditioning systems;

- access to voice and data transmission services from a choice of network providers; and

- services to monitor their computer and telecommunications equipment; and services, to store, back-up and protect their programs and data, including our AccessStorage-On-Demand managed storage services, which store and copy data.

We provide our customers with flexible space in our IDCs to house data and voice transmission equipment, as well as their computer equipment. Our customers may choose from a variety of space offerings, including a single-locking cabinet, a private cage (under 500 square feet) or a private suite (over 500 square feet). IDC services require an initial installation fee and a monthly charge based on the size of the space offering selected by the customer.

Our overall IDC utilization rate as of March 31, 2005 was approximately 25%. The purchase prices that we paid for our acquired IDCs reflected their respective utilization rates and, therefore, we believe present us with an opportunity to increase significantly our results of operations, largely because the variable costs in adding new customers are relatively low.

We also offer additional services for which our customers pay additional monthly service charges. These services include: additional power availability; access to our IDC staff for a variety of tasks such as equipment rebooting, power cycling, card swapping and performing emergency equipment replacements; the ability to connect cables (both fiber and copper) directly to another IDC customer for voice and data transmission services and the ability to use our risers, which are pipes used to connect cables (both fiber optic and copper) from our customers' computer equipment to other companies' computer equipment located outside of our IDCs but within the building that our IDC is located.

We provide IDC services under agreements generally having terms of from one to ten years. As of March 31, 2005, we had 75 contracts, with 62 separate customers, each requiring payment of monthly fees, with a weighted average remaining term of 12 months.

In an effort to increase the competitive advantage of the IDCs, on January 9, 2004, we acquired Managed Services, a managed service provider of information technologies. As an information technology outsourcing organization, Managed Services manages clients' networks and systems in over 35 countries in Europe, Asia and North and South America and more than 20 states in the United States. Managed Services operates a 24x7 GNCC, capable of running the networks and systems of large corporate clients. The capabilities of Managed Services have been integrated with our IDCs and now operate under the name of AccessIT Managed Services.

Managed Services Offerings

We believe that the breadth of services in the IDCs is a critical competitive advantage. We have developed two distinct Managed Services offerings:

- Network and Systems Management; and

- Managed Storage Services.

Network and Systems Management

We offer our customers the economies of scale of the GNCC and access to our advanced engineering staff. We believe this low-cost and customizable alternative to designing, implementing, and maintaining a large scale network infrastructure enables our customers to focus on information technology business development, rather than the underlying communications infrastructure. Our service features include network architecture and design, systems and network monitoring and management, data and voice integration, project management, auditing and assessment and managed carrier services.

Managed Storage Services

We offer managed storage services that use hardware and software from such industry leaders as EMC, Brocade, StorageTek and Veritas. We presently have three customers for such services. Our managed storage services Xiotech, known as AccessStorage-on-Demand, are generally priced on a per gigabyte of usage basis and provide customers with reliable primary data storage that is connected to their computers. We may also provide customers that have their computers located within one of our IDCs with a tape back-up copy of their data that may then be sent to the customer's computer if the customer's data is lost, damaged or inaccessible.

All managed storage services are available separately or may be bundled together with other services. Monthly pricing is based on the type of storage (tape or disk), the capacity used and the level of the access required.

Our Data Center Services Customers

Our AccessColocenters provide services to a variety of customers, including traditional voice and data transmission providers, long distance carriers and commercial businesses.

Our principal data services customers include KMC Telecom and AT&T, which comprised approximately 18.2% and 8.3%, respectively, of our consolidated revenues for the fiscal year ended March 31, 2005. Our contract with KMC Telecom expires on December 15, 2005 and we have received an indication from KMC Telecom that they will not renew the contract for at least some of the current sites that they are licensing under such contract.

Sales and Business Development

We market our services through a program using a variety of media and channels, including a small direct sales force, sales channels and referral programs.

Our IDC direct sales force presently consists of our President and six other employees. This team is supported by both our operations and legal personnel.

Intellectual Property

AccessIT has applied for U.S. service mark registration for the following service marks: AccessManaged Storage; Access Digital Media; AccessDM; Digital Express E-Courier Services; The Courier for the Digital Era; Vortex Solutions Engine; ADM Capstore: Digi-Central; Theater Command Center and Digi-Central. AccessIT has received U.S. service mark registration for the following service marks: Access Integrated Technologies, AccessSecure; AccessSafe; AccessBackup; AccessBusiness Continuance; AccessVault; AccessContent; AccessColocenter; AccessDataVault; AccessColo; and AccessStore.

Competitors

Our data center services compete with neutral colocation providers, as well as traditional colocation providers, including local phone companies, long distance phone companies, Internet service providers and web hosting facilities and carrier-owned data centers. There are also many data centers owned and operated by smaller data center companies, landlords and communications carriers. The larger operators of data centers include Switch and Data, Inc., Equinix, Inc., Globix Corporation and AboveNet, Inc. Many data center operators offer managed services to clients who co-locate servers in the operator owned data center. Our focus is to deliver managed services inside the data center as a lead product for primary data center services, but to also offer those services to clients who have servers outside our data centers allowing us to offer remote server and network monitoring, server and network management and disaster recovery services.

A number of the competitors mentioned above have greater financial, technical, marketing and managerial resources than we do. These competitors also generate greater revenue and are better known than we are. However, we believe that our data center services, by offering IDCs along with related data center services, may differentiate us from the above companies by providing a competitive alternative to their forms of digital content delivery.

EMPLOYEES

As of March 31, 2005, we have 93 employees, 34 of whom are part-time, primarily at the Pavilion Theatre. Of our full-time employees, 10 are in sales and marketing, 32 are in research and development and technical services, and 17 are in finance and administration. The Pavilion Theatre has a collective bargaining agreement with one union which covers five employees, one of whom is a full-time employee.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk and uncertainty. You should carefully consider the risks described below before deciding to invest in our Class A common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we presently consider immaterial may also adversely affect our company. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially adversely affected. In that case, the trading price of our Class A common stock could decline, and you could lose all or part or your investment. In assessing these risks, you should also refer to the other information included or incorporated by reference in this report, including the consolidated financial statements and notes thereto of our company included elsewhere in this report.

WE HAVE INCURRED LOSSES SINCE OUR INCEPTION.

We have incurred losses since our inception in March 2000 and have financed our operations principally through equity investments and borrowings. We incurred net losses of $4.8 million and $6.8 million in the fiscal years ended March 31, 2004 and 2005, respectively. As of March 31, 2005, we had working capital of $1.7 million and cash and cash equivalents of $4.8 million; we had an accumulated deficit of $21.5 million; and, from inception through such date, we had used $8.5 million in cash for operating activities. Our net losses are likely to continue for the foreseeable future.

Our profitability is dependent upon us achieving a sufficient volume of business from our customers. If we cannot achieve a high enough volume, we likely will incur additional net and operating losses. We may be unable to continue our business as presently conducted unless we obtain funds from additional financings.

Our net losses and negative cash flows may increase as and to the extent that we increase the size of our business operations, increase our sales and marketing activities, enlarge our customer support and professional services and acquire additional businesses. These efforts may prove to be more expensive than we currently anticipate which could further increase our losses. We must significantly increase our revenues in order to become profitable. We cannot reliably predict when, or if, we will become profitable. Even if we achieve profitability, we may not be able to sustain it. If we cannot generate operating income or positive cash flows in the future, we will be unable to meet our working capital requirements.

WE HAVE LIMITED EXPERIENCE IN OUR BUSINESS OPERATIONS, WHICH MAY NEGATIVELY AFFECT OUR ABILITY TO GENERATE SUFFICIENT REVENUES TO ACHIEVE PROFITABILITY.

We were incorporated on March 31, 2000. Our first IDC became operational in December 2000. In addition to our data center operations, we have expanded into the following new business areas: (a) providing back office transactional software for distributors and exhibitors of filmed and digital entertainment through our wholly owned subsidiary, Hollywood SW; (b) providing software and systems for the delivery of digital entertainment, such as movies, to movie theaters and other venues through our wholly owned subsidiary, AccessDM; (c) providing information technologies, secure system monitoring of telecommunications and data network outsourcing through our wholly owned subsidiary, Managed Services, and (d) providing satellite delivery services through our wholly owned subsidiary FiberSat; and (e) operation of a movie theatre, through our wholly owned subsidiary ADM Cinema. Although we have retained the senior management of Hollywood SW, Managed Services, and FiberSat, we have little experience in these new areas of business and cannot assure you that we will be able to develop and market the services provided thereby. None of these new businesses is directly related to our data center operations and we cannot assure you that any of them will complement our data center operations, or vice versa. We also cannot assure you that we will be able to successfully operate these businesses. Our efforts to expand into these five new business areas may prove costly and time-consuming and may divert a considerable amount of resources from our data center operations.

Our lack of operating experience in the digital cinema industry and providing transactional software for movie distributors could result in:

- increased operating and capital costs;
- an inability to effect a viable growth strategy;
- service interruptions for our customers; and
- an inability to attract and retain customers.

We may not be able to generate sufficient revenues to achieve profitability through the operation of our data centers, our digital cinema business or our movie distribution software business. We cannot assure you that we will be successful in marketing and operating these new businesses or, even if we are successful in doing so, that we will not experience additional losses.

OUR RECENT ACQUISITIONS INVOLVE RISKS, INCLUDING OUR INABILITY TO INTEGRATE SUCCESSFULLY THE NEW BUSINESSES AND OUR ASSUMPTION OF CERTAIN LIABILITIES.

We have recently made meaningful acquisitions to expand into new business areas. However, we may experience costs and hardships in integrating the new acquisitions into our current business structure. On November 3, 2003, we acquired Hollywood SW and on January 9, 2004, we acquired Managed Services. On March 29, 2004, we acquired assets used in the operations of Boeing Digital, a business unit of Boeing, which we integrated into the business of AccessDM. On November 17, 2004, we acquired assets of FiberSat. Most recently, on February 11, 2005, we acquired the Pavilion Theatre through ADM Cinema, our wholly owned subsidiary. We may not be able to integrate successfully the acquired businesses and assets into our existing business. We cannot assure you that we will be able to effectively market the services provided by Hollywood SW, AccessDM, Managed Services, FiberSat and the Pavilion Theatre along with our data centers. Further, these new businesses and assets may involve a significant diversion of our management time and resources and be costly. Our acquisition of these businesses and assets also involves the risks that the businesses and assets acquired may prove to be less valuable than we expected and/or that we may assume unknown or unexpected liabilities, costs and problems. In addition, we assumed certain liabilities in connection with these acquisitions and we cannot assure you that we will be able to adequately pay off such assumed liabilities. Other companies that offer similar products and services may be able to market and sell their products and services more cost-effectively than we can.

BECAUSE THE USE OF ACCESSDM'S SERVICES LARGELY DEPENDS ON THE EXPANDED USE OF DIGITAL PRESENTATIONS REQUIRING ELECTRONIC DELIVERY, IF SUCH EXPANDED USE DOES NOT OCCUR, NO VIABLE MARKET FOR ACCESSDM'S SERVICES MAY DEVELOP.

Even if we are among the first to develop software and systems for the delivery of digital content to movie theaters and other venues, the demand for them will largely depend on a concurrent expansion of digital presentations at theaters, which may not occur for several years. There can be no assurance, however, that major movie studios that currently rely on traditional distribution networks to provide physical delivery of digital files will adopt a different method, particularly electronic delivery, of distributing digital content to movie theaters. If the development of digital presentations and changes in the way digital files are delivered does not occur, there may be no viable market for AccessDM's delivery systems and software.

IF WE DO NOT MANAGE OUR GROWTH, OUR BUSINESS WILL BE HARMED.

We may not be successful in managing our rapid growth. Since February 2003, we acquired five businesses and in connection with those acquisitions, we formed three more subsidiaries. These subsidiaries operate in business areas different from our data center operations business. The number of our employees has grown from 11 in March 2003 to 34 in March 2004 and to 93 in March 2005. Past growth has placed, and future growth will continue to place, a significant challenge to our management and resources, related to the successful integration of the newly acquired businesses. To manage the expected growth of our operations, we will need to improve our existing and implement new operational and financial systems, procedures and controls. We may also need to expand our finance, administrative, client services and operations staff and train and manage our growing employee base effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. Our business, results of operations and financial position will suffer if we do not effectively manage our growth.

WE MAY NOT BE ABLE TO GENERATE THE AMOUNT OF CASH NEEDED TO FUND OUR FUTURE OPERATIONS.

Our ability either to make payments on or to refinance our indebtedness, or to fund planned capital expenditures and research and development efforts, may depend on our ability to generate cash in the future. Our ability to generate cash is in part subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe our cash flow from operations and available cash financed through the issuance of common stock and promissory notes will be adequate to meet our future liquidity needs for at least one year from the date of this report. Significant assumptions underlie this belief, including, among other things, that there will be no material adverse developments in our business, liquidity or capital requirements. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as:

- reducing capital expenditures;
- reducing research and development efforts;
- selling assets;
- restructuring or refinancing our remaining indebtedness; and
- seeking additional funding.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that we will be able to make future borrowings in amounts sufficient to enable us to pay the principal and interest on our current indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

WE MAY CONTINUE TO HAVE CUSTOMER CONCENTRATION IN OUR BUSINESS, AND THE LOSS OF ONE OR MORE OF OUR LARGEST CUSTOMERS COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

We expect that we will rely, at least in the near future, upon a limited number of customers for a substantial percentage of our revenues and may continue to have customer concentration company-wide. For fiscal years ended 2004 and 2005, our four largest customers accounted for approximately 54% and 40% of our revenues, respectively (our largest customer, KMC Telecom, accounted for approximately 27% and 18%, respectively of our revenues for such fiscal years). Our contract with KMC Telecom expires on December 15, 2005 and we have received an indication from KMC Telecom that they will not renew the contract for at least some of the current sites that they are licensing under such contract. The revenues generated from our IDC business constituted approximately 62% of our total revenue for the fiscal year ended March 31, 2005.

To date, AccessDM has generated revenues of $260,000 for the fiscal year ended March 31, 2005, and we anticipate that AccessDM's revenues will grow significantly although there can be no assurances of this. For the fiscal year ended March 31, 2005, the five largest customers of Hollywood SW accounted for approximately 78% of its revenues (its largest customer, 20th Century Fox, accounted for approximately 35% of its revenues for such period). For the fiscal year ended March 31, 2005, the four largest customers of Managed Services and FiberSat accounted for approximately 54% and 73% of their respective revenues. A loss of or decrease in business from one or more of our largest customers for any reason could have a material adverse effect on our business, financial position and results of operations.

OUR SUBSTANTIAL DEBT AND LEASE OBLIGATIONS COULD IMPAIR OUR FINANCIAL FLEXIBILITY AND OUR COMPETITIVE POSITION.

We now have, and will continue to have, significant debt obligations. We currently have notes payable to third parties with principal amounts aggregating $14.1 million as of March 31, 2005. We also have capital lease obligations with principal amounts aggregating $6.5 million as of March 31, 2005.

These obligations could have important consequences for us, including:

- limiting our ability to obtain necessary financing in the future and make it more difficult for us to satisfy our lease and debt obligations;

- requiring us to dedicate a substantial portion of our cash flow to payments on our lease and debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

- making us more vulnerable to a downturn in our business and limit our flexibility to plan for, or react to, changes in our business; and

- placing us at a competitive disadvantage compared to competitors that might have stronger balance sheets or better access to capital by, for example, limiting our ability to enter into new markets.

- If we are unable to meet our lease and debt obligations, we could be forced to restructure or refinance our obligations, to seek additional equity financing or to sell assets, which we may not be able to do on satisfactory terms or at all. As a result, we could default on those obligations.

AN INABILITY TO OBTAIN NECESSARY FINANCING MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL POSITION, OPERATIONS AND PROSPECTS IF UNANTICIPATED CAPITAL NEEDS ARISE.

Our capital requirements may vary significantly from what we currently project and be affected by unforeseen delays and expenses. We may experience problems, delays, expenses and difficulties frequently encountered by similarly-situated companies, as well as difficulties as a result of changes in economic, regulatory or competitive conditions. If we encounter any of these problems or difficulties or have underestimated our operating losses or capital requirements, we may require significantly more financing than we currently anticipate. We cannot assure you that we will be able to obtain any required additional financing on terms acceptable to us, if at all. We will be restricted on the type and amount of additional indebtedness that we may incur as a result of our acquisition of Hollywood SW. In connection with the acquisition of Hollywood SW, we issued secured promissory notes to the sellers that will be senior to all indebtedness during the term of those notes other than any debt provided by a bank or institutional lender, which is less than $1 million in aggregate principal amount, unsecured or secured by the assets of Hollywood SW and its subsidiaries. We will also be restricted on the type of additional indebtedness that we may incur as a result of our Convertible Debentures. An inability to obtain necessary financing could have a material adverse effect on our financial position, operations and prospects.

OUR PLAN TO ACQUIRE ADDITIONAL BUSINESSES INVOLVES RISKS, INCLUDING OUR INABILITY SUCCESSFULLY TO COMPLETE AN ACQUISITION, OUR ASSUMPTION OF LIABILITIES, DILUTION OF YOUR INVESTMENT AND SIGNIFICANT COSTS.

We intend to make further acquisitions of similar or complementary businesses or assets, although there are no acquisitions identified by us as probable at this time. Even if we identify appropriate acquisition candidates, we may be unable to negotiate successfully the terms of the acquisitions, finance them, integrate the acquired business into our then existing business and/or attract and retain customers. Completing an acquisition and integrating an acquired business, including our recently acquired businesses, may require a significant diversion of management time and resources and involves assuming new liabilities. Any acquisition also involves the risks that the assets acquired may prove less valuable than expected and/or that we may assume unknown or unexpected liabilities, costs and problems. If we make one or more significant acquisitions in which the consideration consists of our capital stock, your equity interest in our company could be diluted, perhaps significantly. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, or obtain additional financing to consummate them.

WE EXPECT COMPETITION TO BE INTENSE: IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS AND RESULTS OF OPERATIONS WILL BE SERIOUSLY HARMED.

The market for the IDC facilities and managed services business, the digital cinema business and the movie distribution software business, although relatively new, are competitive, evolving and subject to rapid technological and other changes. We expect the intensity of competition in each of these areas to increase in the future. Companies willing to expend the necessary capital to create facilities and/or software similar to ours may compete with our business. Increased competition may result in reduced revenues and/or margins and loss of market share, any of which could seriously harm our business. In order to compete effectively in each of these fields, we must differentiate ourselves from competitors.

Many of our current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than us, which may permit them to adopt aggressive pricing policies. As a result, we may suffer from pricing pressures that could adversely affect our ability to generate revenues and our results of operations. Many of our competitors also have significantly greater name and brand recognition and a larger customer base than us. We may not be able to compete successfully with our competitors. If we are unable to compete successfully, our business and results of operations will be seriously harmed.

WE FACE THE RISKS OF AN EARLY-STAGE COMPANY IN A NEW AND RAPIDLY EVOLVING MARKET AND MAY NOT BE ABLE SUCCESSFULLY TO ADDRESS SUCH RISKS AND EVER BE SUCCESSFUL OR PROFITABLE.

We have encountered and will continue to encounter the challenges, uncertainties and difficulties frequently experienced by early-stage companies in new and rapidly evolving markets, including:

- lack of operating experience;
- net losses;
- lack of sufficient customers;
- insufficient revenues and cash flow to be self-sustaining;
- necessary capital expenditures;
- an unproven business model;
- a changing business focus; and
- difficulties in managing potentially rapid growth.

This is particularly the case with respect to our newly acquired businesses. We cannot assure you that we will ever be successful or profitable.

MANY OF OUR CORPORATE ACTIONS MAY BE CONTROLLED BY OUR OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS; THESE ACTIONS MAY BENEFIT THESE PRINCIPAL STOCKHOLDERS MORE THAN OUR OTHER STOCKHOLDERS.

As of March 31, 2005, our directors, executive officers and principal stockholders beneficially own, directly or indirectly, in the aggregate, approximately 41% of our outstanding common stock. In particular, A. Dale Mayo, our President and Chief Executive Officer, beneficially holds 965,811 shares of Class B common stock, 9,601 shares of Class A common stock, and notes which are convertible into 45,810 shares of Class A common stock, which collectively represent approximately 10% of our outstanding common stock, but due to the supervoting Class B common stock, represent approximately 51% of the voting power. These stockholders, and Mr. Mayo himself, will have significant influence over our business affairs, with the ability to control matters requiring approval by our security holders, including elections of directors and approvals of mergers or other business combinations. Our Class B common stock entitles the holder to ten votes per share. The shares of Class A common stock have one vote per share. Also, certain corporate actions directed by our officers may not necessarily inure to the proportional benefit of other stockholders of our company; under his employment agreement, for example, Mr. Mayo is entitled to receive cash bonuses based on our revenues, regardless of our earnings, if any.

OUR SUCCESS WILL SIGNIFICANTLY DEPEND ON OUR ABILITY TO HIRE AND RETAIN KEY PERSONNEL.

Our success will depend in significant part upon the continued services of our key technical, sales and senior management personnel. If we lose one or more of our key employees, we may not be able to find a suitable replacement(s) and our business and results of operations could be adversely affected. In particular, our performance depends significantly upon the continued service of A. Dale Mayo, our President and Chief Executive Officer, whose experience and relationships in the movie theater industry are integral to our business, particularly in the business areas of Hollywood SW and AccessDM. Although we have obtained two $5 million key-man life insurance policies in respect of Mr. Mayo, the loss of his services would have a material and adverse effect on our business, operations and prospects. Each policy carries a death benefit of $5 million, and while we are the beneficiary of each policy, under one of the policies the proceeds will be used to repurchase, after reimbursement of all premiums paid by us some, or all, of the shares of our capital stock held by Mr. Mayo's estate at the then-determined fair market value. We also rely on the experience and expertise of Russell J. Wintner, AccessDM's President and Chief Operating Officer, the two co-founders of Hollywood SW, David Gajda and Robert Jackovich, and Ravi Patel, FiberSat's President and Chief Operating Officer. In addition, our future success will depend upon our ability to hire, train, integrate and retain qualified new employees.

IF WE ARE NOT SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY, OUR BUSINESS WILL SUFFER.

We depend heavily on technology to operate our business. Our success depends on protecting our intellectual property, which is one of our most important assets. Although we do not currently hold any copyrights, patents or registered trademarks, we do have intellectual property consisting of:

- licensable software products;
- rights to certain domain names;
- registered service marks on certain names and phrases;
- various unregistered trademarks and service marks;
- know-how; and
- rights to certain logos.

If we do not adequately protect our intellectual property, our business, financial position and results of operations would be harmed. Our means of protecting our intellectual property may not be adequate. Unauthorized parties may attempt to copy aspects of our intellectual property or to obtain and use information that we regard as proprietary. In addition, competitors may be able to devise methods of competing with our business that are not covered by our intellectual property. Our competitors may independently develop similar technology, duplicate our technology or design around any intellectual property that we may obtain.

The success of some of our business operations depends on the proprietary nature of certain software. We do not, however, have any patents with respect to such software. Because there is no patent protection in respect of our software, other companies are not prevented from developing and marketing similar software. We cannot assure you, therefore, that we will not face more competitors or that we can compete effectively against any companies that develop similar software. We also cannot assure you that we can compete effectively or not suffer from pricing pressure with respect to our existing and developing products that could adversely affect our ability to generate revenues.

Although we hold rights to various web domain names, regulatory bodies in the United States and abroad could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to or diminish the value of our proprietary rights.

SERVICE AND OTHER INTERRUPTIONS COULD POTENTIALLY REDUCE OUR REVENUES AND HARM OUR REPUTATION AND FINANCIAL RESULTS.

Our facilities and our customers' equipment are vulnerable to damage from human error, physical or electronic security breaches, power loss, other facility failures, fire, earthquake, water damage, sabotage, vandalism and similar events. In addition, our customers would be adversely affected by the failure of carriers to provide network access to our facilities as a result of any of these events. Any of these events or other unanticipated problems could interrupt our customers' ability to provide services from our facilities. This could damage our reputation, make it difficult to attract new and retain customers and cause our customers to terminate their contracts with us and to seek damages. Any of these events could have a material adverse effect on our business, financial position and prospects.

WE DEPEND ON RELATIONSHIPS WITH THIRD PARTIES, WHICH, IF NOT MAINTAINED, MAY ADVERSELY AFFECT OUR ABILITY TO PROVIDE SERVICES TO OUR CUSTOMERS.

We are not a communications carrier and, therefore, we rely substantially on third parties to provide our customers with access to voice, data and Internet networks. We must maintain relationships with third-party network providers in order to offer our data center customers access to a choice of networks. Many carriers have their own data center facilities and may be reluctant to provide network services at our data centers. As a result, some carriers may choose not to connect their services to our data centers. We do not own any real property and depend on our ability to negotiate favorable lease terms with the owners of our data center facilities. The use of our IDCs is limited to the extent that we do not extend or renew our leases, in which case we might not be able to accommodate our customers, particularly if we were unable to relocate timely to a comparable facility.

The availability of an adequate supply of electrical power and the infrastructure to deliver that power is critical to our ability to attract and retain customers and achieve profitability. We rely on third parties to provide electrical power to our data centers, and cannot be certain that these parties will provide adequate electrical power or that we will have the necessary infrastructure to deliver such power to our customers. If the electrical power delivered to our facilities is inadequate to support our customers' requirements or if delivery is not timely, our results of operations and financial position may be materially and adversely affected.

WE MAY HAVE DIFFICULTY COLLECTING PAYMENTS FROM SOME OF OUR CUSTOMERS AND INCUR COSTS AS A RESULT.

A number of our customers are early stage companies. In addition, many of our customers are telecommunications companies, and many telecommunications companies have been experiencing significant financial difficulties. There is a risk that these companies will experience difficulty paying amounts owed to us, and we might not be able to collect on a timely basis all monies owed to us by some of them. Although we intend to remove customers that do not pay us in a timely manner, we may experience difficulties and costs in collecting from or removing these customers.

IF WE DO NOT RESPOND TO FUTURE ADVANCES IN TECHNOLOGY AND CHANGES IN CUSTOMER DEMANDS, OUR FINANCIAL POSITION, PROSPECTS AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

The demand for our digital cinema business, movie distribution software and data centers will be affected, in large part, by future advances in technology and changes in customer demands. Our success will also depend on our ability to address the increasingly sophisticated and varied needs of our existing and prospective customers.

We cannot assure you that there will be a demand for the digital cinema software and delivery services provided by AccessDM. AccessDM's profitability depends largely upon the general expansion of digital presentations at theaters, which may not occur for several years. There can be no assurance that major movie studios relying on traditional distribution networks to provide physical delivery of digital files will adopt a different method, particularly electronic delivery, of distributing digital content to movie theaters. If the development of digital presentations and changes in the way digital files are delivered does not occur, there may be no viable market for AccessDM's software and systems.

WE MAY BE SUBJECT TO ENVIRONMENTAL RISKS RELATING TO THE ON-SITE STORAGE OF DIESEL FUEL AND BATTERIES.

Our data centers contain tanks for the storage of diesel fuel for our generators and significant quantities of lead acid batteries used to provide back-up power generation for uninterrupted operation of our customers' equipment. We cannot assure you that our systems will be free from leaks or that use of our systems will not result in spills. Any leak or spill, depending on such factors as the nature and quantity of the materials involved and the environmental setting, could result in interruptions to our operations and the incurrence of significant costs; particularly to the extent we incur liability under applicable environmental laws. This could have a material adverse effect on our business, financial position and results of operations.

ITEM 2. PROPERTY

Our executive offices are located in Morristown, New Jersey. Our nine IDC facilities are located in Jersey City, New Jersey; the Manhattan and Brooklyn Boroughs of New York City; Portland, Maine; Manchester, New Hampshire; Roanoke, Virginia; Wichita, Kansas; Little Rock, Arkansas; and Waco, Texas. FiberSat's two facilities in Los Angeles, California also contains a data center which we use as a dedicated digital content delivery site. Our executive offices and all of our IDC facilities are leased. We do not own any real property.

In connection with our acquisition of Hollywood SW, we have assumed the obligations of Hollywood SW under a Commercial Property Lease, dated January 1, 2000, between Hollywood SW and Hollywood Media Center, LLC ("HMC"), the landlord. The lease is for the executive offices of Hollywood SW, has a monthly rent of $2,335 and covers 2,115 square feet. The lease expired on December 31, 2003 and is currently a month to month tenancy with the same monthly rent. On May 1, 2004, an additional 933 square feet was rented on a month-to-month basis for additional monthly rental payments of $1,000. HMC is a limited liability company 95% owned by David Gajda, a security holder of HMC and a key employee of AccessIT.

In connection with our acquisition of the assets of FiberSat, we have assumed the obligations of FiberSat under a Standard Industrial/Commercial Single-Tenant Lease, dated December 2, 1996, between FiberSat and David L. McNamara Family Trust, the landlord. The lease is for the administrative offices, technical operations center, and warehouse of FiberSat, has a monthly rent of $9,845 and covers 13,455 square feet. The lease expires on March 31, 2007. We have additionally assumed the obligations of FiberSat under a Lease for Communication Equipment Space, dated July 1, 2004, between FiberSat and Time Warner Cable, the landlord. The lease is for space to house certain communication equipment of FiberSat and has a monthly rent of $1,722. The lease expires on June 30, 2009.

In connection with our acquisition of the Pavilion Theatre, we have assumed the obligations of Pritchard Square Cinema LLC under a commercial lease dated August 9, 2002, between Pritchard Square Cinema LLC and OLP Brooklyn Pavilion LLC, the landlord, as amended. The lease is for a movie theatre, and café, has a monthly initial rent of $94,000 and covers approximately 31,120 square feet. The lease expires July 31, 2022 and has two options to renew for additional ten-year terms. This lease also contains a provision for the payment of additional rent if box office revenues exceed certain levels.

We are a party to separate leases for each of our nine IDC facilities. These leases cover an aggregate square footage of 67,200, under which we are paying an aggregate monthly rent of $192,000. The rental periods remaining on these leases range from month-to month (under our Roanoke, Virginia facility lease, the term of which we intend to extend if our customer at that facility renews its agreement with us) to 12 years and, with the exception of our leases for the Jersey City, New Jersey and Brooklyn, New York facilities, which expire in 2009 and 2016, respectively, the leases include options to renew the leases. The lease of our executive offices expires on May 31, 2009, has a four-year renewal option, covers 5,237 square feet and has a monthly rent of $10,910. We believe that we have sufficient space to conduct our business for the foreseeable future. All of our leased properties are, in the opinion of our management, in satisfactory condition and adequately covered by insurance.

ITEM 3. LEGAL PROCEEDINGS

On July 2, 2004, we received notice that certain creditors of one of our data center customers named NorVergence filed an involuntary bankruptcy petition against NorVergence. On July 14, 2004, NorVergence agreed to the entry of an order granting relief under Chapter 11 of the United States Bankruptcy Code and then converted the Chapter 11 reorganization to Chapter 7 liquidation. We also have a first security interest in NorVergence accounts receivable.

On November 1, 2004, Diversified Aerospace Services, LLC ("DAS") commenced an adversary proceeding (Adv. Pro. No. 04-2862)(the "Adversary Proceeding") against the chapter 7 trustee for the NorVergence case and us. DAS and NorVergence entered into a number of leases (the "DAS Leases") whereby NorVergence leased certain equipment to DAS and DAS was obligated to make lease payments. Through the Adversary Proceeding, DAS is seeking to, among other things, void the DAS Leases and obtain an order enjoining any party from collecting any amounts due under the DAS Leases. Because we had a first priority lien on all of NorVergence's accounts receivable, including, but not limited to, some or all of the payments due under the DAS Leases, we may not be able to recover on account of its lien any proceeds from DAS.

On January 26, 2005 the bankruptcy court in the matter of NorVergence approved a motion for the trustee to pay us $121,000 for past due accounts receivable, and on February 25, 2005 we were paid this amount. Additionally, we have been granted the right to pursue collection of NorVergence's customer accounts receivable. Any amounts collected will be retained by us in settlement of its claim against NorVergence.

On March 11, 2005, we filed an answer to the Adversary Proceeding.

On June 9, 2005, Soriano, Henkel, Biehl & Matthews ("SHB") filed a complaint (case no. 04-32079/RG) (the "Complaint") against the chapter 7 trustee for the NorVergence case and us. SHB and NorVergence entered into a number of equipment leases (the "SHB Leases") whereby NorVergence leased certain equipment to SHB and SHB was obligated to make lease payments. Through the Complaint, SHB is seeking to, among other things, void the SHB Leases and obtain an order enjoining any party from collecting any amounts due under the SHB Leases. As with the Adversary Proceeding, because we had a first priority lien on all of the NorVergence's accounts receivable, including, but not limited to, some or all of the payments due under the SHB Leases, we may not be able to recover on account of its lien any proceeds from SHB.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

PRICE RANGE OF COMMON STOCK

Our Class A common stock trades publicly on the American Stock Exchange under the trading symbol "AIX." The following table shows the high and low sales prices per share of our Class A common stock as reported by the American Stock Exchange for the periods indicated:

	HIGH	LOW
FISCAL YEAR ENDED MARCH 31, 2004		
Third Quarter (from November 10, 2003)	$ 6.95	$ 5.00
Fourth Quarter	$ 5.30	$ 4.09
FISCAL YEAR ENDED MARCH 31, 2005		
First Quarter	$ 5.20	$ 4.10
Second Quarter	$ 5.15	$ 3.20
Third Quarter	$ 4.17	$ 3.75
Fourth Quarter (through June 24, 2005)	$ 8.11	$ 3.25

The last reported sale price of our Class A common stock on the American Stock Exchange on June 28, 2005 was $8.99 per share. As of June 28, 2005, there were approximately 168 holders of record of our Class A common stock.

DIVIDEND POLICY

We have never paid any cash dividends on our common stock or preferred stock and do not anticipate paying any on our common stock in the foreseeable future. Any future payment of dividends on our common stock will be in the sole discretion of our board of directors.

EQUITY COMPENSATION PLANS

The following table sets forth certain information, as of March 31, 2005, regarding the shares of AccessIT's Class A common stock and AccessDM's common stock authorized for issuance under their respective equity compensation plans.

Plan	Number of shares of common stock issuable upon exercise of outstanding options (#)	Weighted average of exercise price of outstanding options ($)	Number of shares of common stock remaining available for future issuance (#)
AccessIT Amended and Restated 2000 Stock Option Plan approved by stockholders	762,897(1)	$5.50	87,103(1)
AccessIT compensation plans not approved by stockholders	N/A	N/A	N/A
AccessDM compensation plan approved by stockholders	1,005,000(2)	$0.21	995,000(2)
AccessDM compensation plans not approved by stockholders	N/A	N/A	N/A

(1) Shares of AccessIT Class A common stock
(2) Shares of AccessDM common stock

ACCESSIT STOCK OPTION PLAN

Our board of directors adopted our 2000 Stock Option Plan (the "Plan"), on June 1, 2000 and, in July 2000, our stockholders approved the Plan by written consent. Under the Plan, which was amended and restated in January 2003 and further amended in September 2003 and October 2004, we grant both incentive and non-statutory stock options to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants. The Plan, as amended, authorizes up to 850,000 shares of our Class A common stock for issuance upon the exercise of options granted under the Plan. As of March 31, 2005, there were options to purchase 87,103 shares of our Class A common stock available for grant under the Plan.

Under the Plan, stock options covering no more than 100,000 shares may be granted to any participant in any single calendar year and no participant may be granted incentive stock options with an aggregate fair market value, as of the date on which such options were granted, of more than $100,000 becoming exercisable for the first time in any given calendar year. Options granted under the Plan expire 10 years following the date of grant (or such shorter period of time as may be provided in a stock option agreement or five years in the case of incentive stock options granted to stockholders who own greater than 10% of the total combined voting power of our company) and are subject to restrictions on transfer. Options granted under the Plan vest generally over periods up to three years. The Plan is administered by our board of directors.

The Plan provides for the granting of incentive stock options with exercise prices of not less than 100% of the fair market value of our common stock on the date of grant. Incentive stock options granted to holders of more than 10% of the total combined voting power of our company must have exercise prices of not less than 110% of the fair market value of our common stock on the date of grant. Incentive and non-statutory stock options granted under the Plan are subject to vesting provisions, and exercise is subject to the continuous service of the optionee. The exercise prices and vesting periods (if any) for non-statutory options are set in the discretion of our board of directors. Upon a change of control of our company, all options (incentive and non-statutory) that have not previously vested will become immediately and fully exercisable. In connection with the grants of options under the Plan, we and the participants have executed stock option agreements setting forth the terms of the grant.

ACCESSDM STOCK OPTION PLAN

AccessDM's board of directors adopted its stock option plan on May 13, 2003 and its stockholders approved the plan on May 13, 2003. Under the plan, AccessDM grants stock options to its employees, non-employee directors and consultants. The plan authorizes up to 2,000,000 shares of AccessDM common stock for issuance upon the exercise of options granted under the plan. As of March 31, 2005, AccessDM has issued options to purchase 1,005,000 of its shares to employees, and there were options to purchase 995,000 shares of AccessDM common stock available for grant under the plan.

Under the plan, stock options covering no more than 500,000 shares may be granted to any participant in any single calendar year and no participant may be granted incentive stock options with an aggregate fair market value, as of the date on which such options were granted, of more than $100,000 becoming exercisable for the first time in any given calendar year. Options granted under the plan expire 10 years following the date of grant (or such shorter period of time as may be provided in a stock option agreement or five years in the case of incentive stock options granted to stockholders who own greater than 10% of the total combined voting power of AccessDM) and are subject to restrictions on transfer. Options granted under the plan vest generally over periods up to three years. The plan is administered by AccessDM's board of directors.

The plan provides for the granting of incentive stock options with exercise prices of not less than 100% of the fair market value of AccessDM's common stock on the date of grant. Incentive stock options granted to holders of more than 10% of the total combined voting power of AccessDM must have exercise prices of not less than 110% of the fair market value of AccessDM common stock on the date of grant. Incentive and non-statutory stock options granted under the plan are subject to vesting provisions, and exercise is subject to the continuous service of the optionee. The exercise prices and vesting periods (if any) for non-statutory options are set in the discretion of AccessDM's board of directors. Upon a change of control of AccessDM, all options (incentive and non-statutory) that have not previously vested will become immediately and fully exercisable. In connection with the grants of options under the plan, AccessDM and the participants have executed stock option agreements setting forth the terms of the grant.

SALES OF UNREGISTERED SECURITIES IN FISCAL YEAR ENDED MARCH 31, 2005

All of our equity securities sold by us during the fiscal year ended March 31, 2005, that were not registered under the Securities Act of 1933, as amended (the "Securities Act"), have been previously reported in our quarterly reports on Form 10-QSB and current reports on Form 8-K.

PURCHASE OF EQUITY SECURITIES

The following table summarizes information regarding purchases of shares of our Class A common stock made by us or on our behalf during the three months ended March 31, 2005.

Period	Total number of shares	Average price paid per share	Total number of shares – purchased as part of publicly announced plans or programs(A)	Maximum number of shares that may yet be purchased under the plans programs(A)
1/1/2005 - 1/31/2005	42,300	$3.35	42,300	48,560
2/1/2005 - 2/28/2005	--	--	--	--
3/1/2005 - 3/31/2005	--	--	--	--
Total	42,300	$3.35	42,300	48,560

(A) In August 2004, our Board of Directors authorized the repurchase of up to 100,000 shares of Class A common stock. The shares will be purchased at prevailing prices from time-to-time in the open market depending on market conditions and other factors. Through March 2005 the Company has purchased 51,440 shares for a total purchase price of $172,000 at an average purchase price of $3.34 per share. As of March 31, 2005, an additional 48,560 shares of Class A common stock may be repurchased.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, included elsewhere in this report. This discussion contains forward-looking statements, that involve risks and uncertainties. Forward-looking statements in this report are indicated by words such as "anticipates," "expects," "believes," "intends," "plans," "estimates," "projects" and similar expressions. These statements represent our expectations based on current information and assumptions. Forward-looking statements are inherently subject to risks and uncertainties. Our actual results could differ materially from those which are anticipated or projected as a result of certain risks and uncertainties, including, but not limited to a number of factors, such as our incurrence of losses to date; achieving sufficient volume of business from our customers; our subsidiaries conducting business in areas in which we have little experience; economic and market conditions; the performance of the data center services and software related businesses; changes in business relationships with our major customers and in the timing, size and continuation of our customers' programs; competitive product and pricing pressures; increases in costs that cannot be recouped in product pricing; successful integration of acquired businesses; as well as other risks and uncertainties, such as those described under Quantitative and Qualitative Disclosures About Market Risk and those detailed herein and from time to time in our filings with the SEC. Those forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

AccessIT was organized on March 31, 2000 and we are in the business of providing software services and technology solutions to the motion picture industry, and operating IDCs. Recently, we have actively expanded into new and interrelated business areas relating to the delivery and management of digital cinema content to entertainment venues worldwide. These businesses, supported by our internet data center business, have become our primary strategic focus.

We have two reportable segments: Media Services, which represents the operations of Hollywood SW, AccessDM (including Boeing Digital), the Pavilion Theatre and FiberSat, and the Data Center Services, which comprise the operations of our nine IDCs and the operations of Managed Services. For the fiscal year ended March 31, 2005, we received 38% and 62%, respectively, of our revenue from the Media Services and Data Center Services segments.

From our inception through November 3, 2003, all of our revenues have been derived from monthly license fees and fees from other ancillary services provided by us at our IDCs, including fees from various services under the collocation space contract with KMC Telecom, which contract expires on December 15, 2005 and we have received an indication from KMC Telecom that they will not renew the contract for at least some of the current sites that they are licensing under such contract. Hollywood SW generates revenues from software license fees, ASP fees, enhancements, consulting and maintenance fees. Managed Services generates revenues primarily from managed network services. AccessDM generates revenues from the delivery of movies and other content into movie theaters. We incurred net losses of $4.8 million and $6.8 million in the fiscal years ended March 31, 2004 and 2005, respectively, and we have an accumulated deficit of $21.5 million as of March 31, 2005. We anticipate that, with our recent acquisitions, as well as the operation of AccessDM, our results of operations will improve. As we grow, we expect our operating costs and general and administrative expenses will also increase for the foreseeable future, but as a lower percentage of revenue. In order to achieve and sustain profitable operations, we will need to generate more revenues than we have in prior years and we may need to obtain additional financing.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Our most significant estimates relate to software revenue recognition, capitalized software costs, depreciation of fixed assets and amortization of intangible assets, recoverability of goodwill and long-lived assets and intangible assets, the valuation of deferred tax liabilities, and the valuation of assets acquired and liabilities assumed in purchase business combinations. Actual results could differ from these estimates. On an on-going basis, we evaluate our estimates, including those related to the carrying values of our fixed assets and intangible assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances made, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies and estimates affect our more significant estimates and judgments used in the preparation of our Consolidated Financial Statements.

REVENUE RECOGNITION

Media Services

Revenues are accounted for in accordance with Statement of Position 97-2 ("SOP 97-2") and Staff Accounting Bulletin ("SAB") No. 104. Our software revenues are generated from the following primary sources:

- software licensing, including customer licenses and ASP agreements;
- software maintenance contracts; and
- professional consulting services, which includes systems implementation, training, custom software development services and other professional services.

Software licensing revenue is recognized when the following criteria are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred and no significant obligations remain;
- the fee is fixed or determinable; and
- collection is determined to be probable.

Significant upfront fees are received in addition to periodic amounts upon achievement of contractual events for licensing of our products. Such amounts are deferred until the revenue recognition criteria have been met, which typically occurs after delivery and acceptance.

For arrangements with multiple elements (e.g., delivered and undelivered products, maintenance and other services), the Company separately negotiates each element of the arrangement based on the fair value of the elements. The fair values for ongoing maintenance and support obligations are based upon vendor specific objective evidence. The fair values for services, such as training or consulting, are based upon hourly billing rates of these services when sold separately to other customers. In instances where the Company develops customized software application, the percentage-of-completion accounting is followed to recognize revenue.

Customers not wishing to license and operate our software themselves may use the software through an ASP arrangement, in which we host the application and provide customer access via the internet. Annual minimum ASP service fees are recognized ratably over the contract term. Overage revenues for usage in excess of stated minimums are recognized monthly.

Maintenance services and website subscription fees are recognized ratably over the contract term. Professional consulting services, sales of third party products and resale hardware revenues are recognized as services are provided. Software development revenues are recognized when delivery has occurred and no significant obligations remain.

Deferred revenue is recorded in cases of:

- a portion or the entire contract amount cannot be recognized as revenue due to non-delivery or acceptance of licensed software or custom programming;
- incomplete implementation of ASP service arrangements; or
- unexpired pro-rata periods of maintenance, minimum ASP service fees or website subscription fees.

As license fees, maintenance fees, minimum ASP service fees and website subscription fees are often paid in advance, this revenue is deferred and amortized over the contract term, or in the case of license fees, recognized in accordance with SOP 97-2 once the Company's commitments to provide the software and other related services to the customer are satisfied. Such amounts are classified as deferred revenue in the Consolidated Balance Sheet and are recognized as revenue in accordance with the Company's revenue recognition policies described above.

FiberSat revenues consist of satellite network monitoring and maintenance fees. These fees consist of monthly recurring billings pursuant to contracts with terms ranging from month to month and a maximum of six years including renewals, which are recognized as revenues in the month earned, and other billings which are recognized on a time and materials basis in the period in which the services were provided.

Revenues consist of (1) satellite delivery revenues, (2) encryption and preparation fee revenues, (3) landing fees for delivery to each movie theatre. These revenues are recognized upon completion of the related services.

Data Center Services

Within our Data Center Services segment, IDC revenues consist of license fees for colocation space, riser access charges, electric and cross-connect fees, and non-recurring equipment installation fees. Revenues from our IDCs, riser access charges, electric and cross-connect fees are billed monthly and, in accordance with SAB 104, are recognized ratably over the terms of the contracts, which is generally one to nine years. Certain customer contracts contain periodic increases in the amount of license fees to be paid, and those amounts are recognized as license fee revenues on a straight-line basis over the term of the contracts. Installation fees are recognized on a time and materials basis in the period in which the services were provided and represent the culmination of the earnings process as no significant obligations remain. Amounts such as prepaid license fees and other amounts, which are collected prior to satisfying the above revenue recognition criteria, are classified as deferred revenues. Amounts satisfying revenue recognition criteria prior to billing are classified as unbilled revenues. In addition, within our Data Center Services segment, Managed Services revenues consist of network monitoring and maintenance fees. These fees consist of monthly recurring billings pursuant to contracts, which are recognized as revenues in the month earned, and other billings which are recognized on a time and materials basis in the period in which the services were provided.

CAPITALIZED SOFTWARE COSTS

We account for software costs under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". Software development costs that are incurred subsequent to establishing technological feasibility are capitalized until the product is available for general release. Amounts capitalized as software development costs are amortized periodically using the greater of revenues during the period compared to the total estimated revenues to be earned or on a straight-line basis over five years. We review capitalized software costs for impairment on an annual basis. To the extent that the carrying amount exceeds the estimated net realizable value of the capitalized software cost, an impairment charge is recorded. No impairment was recorded for the fiscal years ended March 31, 2004 and 2005.

Amortization of capitalized software development costs, included in costs of revenues, for fiscal years ended March 31, 2004 and 2005 amounted to $118,000 and $369,000, respectively.

BUSINESS COMBINATIONS AND INTANGIBLE ASSETS

We have adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and other Intangible Assets". SFAS No. 141 requires all business combinations to be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination must be recognized as assets separate from goodwill. SFAS No. 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 also addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets. This statement provides that intangible assets with indefinite lives and goodwill will not be amortized but will be tested at least annually for impairment. If an impairment is indicated, then the asset will be written down to its fair value, typically based upon its future expected discounted cash flows. As of March 31, 2005, our finite-lived intangible assets consisted of customer agreements, covenants not to compete, Federal Communications Commission licenses for satellite transmission services, trade names and trademarks, and a liquor license which are estimated to have useful lives of ranging from 2 to 10 years. In addition, we have recorded goodwill in connection with the acquisitions of Hollywood SW, Managed Services, FiberSat, and the Pavilion Theatre.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements and assets under capital lease are being amortized over the shorter of the lease term or the estimated useful life of the improvement. Maintenance and repair costs are charged to expense as incurred. Major renewals, improvements and additions are capitalized.

IMPAIRMENT OF LONG-LIVED ASSETS

We review the recoverability of our long-lived assets on a periodic basis in order to identify business conditions, which may indicate a possible impairment. The assessment for potential impairment is based primarily on our ability to recover the carrying value of our long-lived assets from expected future undiscounted cash flows. If the total of expected future undiscounted cash flows is less than the total carrying value of the assets, a loss is recognized for the difference between the fair value (computed based upon the expected future discounted cash flows) and the carrying value of the assets. No impairment was recorded for the fiscal years ended March 31, 2004 and 2005.

DESCRIPTION OF LINE ITEMS

The following is a description of certain line items from our statements of operations:

- Media Services revenues include charges for software license fees, ASP service fees, consulting, development and maintenance fees, digital movie delivery fees and satellite delivery services. Media Services revenue are those generated by Hollywood SW, AccessDM, FiberSat and the Pavilion Theatre. Our Data Center Services revenues include charges for monthly license fees for IDC space, electric fees, riser access charges and installation fees, and managed network monitoring fees.

- Cost of revenues consists of facility operating costs such as rent, utilities, real estate taxes, repairs and maintenance, insurance and other related expenses, direct personnel costs and amortization of capitalized software development costs.

- Selling, general and administrative expenses consist primarily of salaries and related personnel costs for management and other headquarters office employees, professional fees, advertising and marketing costs and our corporate and divisional headquarters facility costs.

- Provision for doubtful accounts represents amounts deemed not probable of collection from customers.

- Non-cash, stock-based compensation represents the value of employee and non-employee stock options and restricted stock grants, amortized over the vesting periods (if any).

- Non-cash interest expense represents the accretion of the value of warrants attached to our five-year promissory notes, and the imputing of interest on a non-interest bearing note payable.

PRIVATE PLACEMENTS

On June 4, 2004, we concluded a private placement with several investors whereby we issued 1,217,500 unregistered shares of our Class A common stock at a sale price of $4.00 per share ("June 2004 Private Placement"). The total net proceeds, including fees and expenses to register the securities were approximately $4.0 million, which is being used for capital investments and working capital. We also issued to investors and to the investment firm in the June 2004 Private Placement warrants to purchase a total of 304,375 shares of our Class A common stock at an exercise price of $4.80 per share, which became exercisable upon receipt. We agreed to file a registration statement for the resale of these shares and the shares underlying the warrants with the SEC by filing a Form SB-2 on or before July 5, 2004. We filed the Form SB-2 on July 2, 2004, and the Form SB-2 was declared effective on July 20, 2004.

On October 26, 2004, we entered into a private placement with certain investors whereby we issued 282,776 unregistered shares of our Class A common stock at $3.89 per share to certain accredited investors for gross proceeds of $1.1million. ("October 2004 Private Placement"). These shares carry piggyback and demand registration rights, at the sole expense of the investors. We realized net proceeds of approximately $1.023 million, which were used for the FiberSat Acquisition and for working capital. The investors exercised their piggyback registration rights and we registered the resale of all of the 282,776 shares of Class A common stock on a Form S-3 which was declared effective by the SEC on March 21, 2005.

On February 10, 2005, we completed a private placement of $7.6 million, of the Convertible Debentures. The Convertible Debentures bear interest at the rate of 7% per year and are convertible into shares of our Class A common stock at the price of $4.07 per share, subject to possible adjustments from time to time. In connection with the Convertible Debenture offering, we issued the participating institutional investors the Convertible Debentures Warrants, exercisable for up to 560,197 shares of Class A common stock at an initial exercise price of $4.44 per share, subject to adjustments from time to time. The Convertible Debentures Warrants may be exercised beginning on September 9, 2005 until five years thereafter. We agreed to file a registration statement for the resale of the shares underlying the Convertible Debentures and the Convertible Debentures Warrants with the SEC on or before March 14, 2005. We filed such a registration statement on March 11, 2005 and it was declared effective by the SEC on March 21, 2005.

ACQUISITIONS

On July 17, 2003, we signed a stock purchase agreement with Hollywood SW and its two selling stockholders. On November 3, 2003, we acquired Hollywood SW, after amending the agreement to complete the acquisition on that date, by issuing secured promissory notes (the "Initial Notes"), each in the principal amount of $3.6 million, to the two selling stockholders. On November 10, 2003, we completed our initial public offering of shares of our Class A common stock ("IPO") and (1) the Initial Notes were exchanged for the consideration described in clauses (2) and (3) below and cancelled and returned to us by Hollywood SW's selling stockholders, (2) the lead underwriter in the IPO transmitted, in the aggregate, $2.45 million to the selling stockholders and (3) we issued to such selling stockholders $3 million in 8% promissory notes and 400,000 unregistered shares of our Class A common stock.

We may pay an additional purchase price in each of the three years following the closing of the Hollywood SW acquisition if certain annual earnings targets are achieved. In the first such year, the earnings targets were not achieved. We also have agreed to issue additional unregistered shares of our Class A common stock if, during the 90 days following the applicable lock-up period, the average value of our Class A common stock during such 90 days declines below an average of $3.60 per share.

On December 22, 2003, we signed an agreement to purchase all of the outstanding common stock of Managed Services, and on January 9, 2004, the acquisition of Managed Services was completed. Managed Services is a provider of information technologies; its primary product is managed network services through its global network command center. We believe that the acquisition of Managed Services will expand the existing capabilities and services of our IDCs. The initial purchase price consisted of $250,000 in cash and 100,000 unregistered shares of our Class A common stock. In addition, we may be required to pay a contingent purchase price for any of the three years following the closing in which certain earnings targets are achieved; any additional payment is to be made in the same proportionate combination of cash and unregistered shares of our Class A common stock as the purchase price payable at closing. In the first such year, the earnings targets were not achieved. We have also agreed to a one time issuance of additional unregistered shares of our Class A common stock to the seller up to a maximum of 20,000 shares if, in accordance with an agreed upon formula, the market value of our Class A common stock is less than an average of $4.00 during the final 90 days of the lock up period.

On March 29, 2004, we consummated an acquisition of certain assets of Boeing Digital, a division of Boeing, pursuant to an asset purchase agreement of same date. The acquired assets consist of digital projectors, satellite dishes and other equipment installed at 28 screens within 21 theatres in the United States and equipment stored at other locations, and satellite transmission equipment which we installed in Los Angeles, California. The initial purchase price consisted of: $250,000 in cash; 53,534 unregistered shares of our Class A common stock; and a non-interest bearing promissory note payable for $1.8 million payable in equal installments over 4 years. In addition, we agreed to make payments totaling a maximum of $1 million over 4 years, which payments are comprised of 20% of the gross receipts generated by the acquired assets during the 4 year period after the closing. For the fiscal year ended March 31, 2005, a payment of approximately $52,000 was due to Boeing based on such gross receipts. Additionally, at any time during the 90 day period immediately following the first 12 months after the closing, Boeing may sell its 53,534 unregistered shares of our Class A common stock to AccessIT in exchange for $250,000 in cash. Boeing has also agreed to purchase from AccessIT a minimum of $450,000 managed storage services per year for four years from the date of the agreement.

On October 19, 2004, we entered into an agreement to purchase substantially all of the assets and assume certain specified liabilities of FiberSat Seller. On November 17, 2004, the FiberSat Acquisition was completed. FiberSat, headquartered in Chatsworth, California, provides services utilizing satellite ground facilities and fiber-optic connectivity to receive, process, store, encrypt and transmit television and data signals globally. FiberSat's Chatsworth facility currently houses the infrastructure operations of the Company's digital cinema satellite delivery services. The initial purchase price for FiberSat consisted of 500,000 unregistered shares of our Class A common stock, and we agreed to repay certain liabilities of FiberSat on or before the closing of the acquisition, with up to $500,000 in cash and 100,000 unregistered shares of our Class A common stock. We had the option to exchange up to 50,000 of such 100,000 unregistered shares of Class A common stock to increase the cash, and thereby decrease the Class A common stock portion of such repayment based on the ratio of one Class A common stock for each $5.00 of additional cash. We repaid these liabilities by paying approximately $381,000 and issuing 40,000 shares of our Class A common stock. In addition, we may be required to pay a contingent purchase price for any of the three years following the acquisition in which certain earnings targets are achieved. We have also agreed to a one-time issuance of additional unregistered shares to the sellers in accordance with a formula if, during the 90 days following the applicable lock-up period, the average value of our Class A common stock during such 90 days declines below an average of $3.17 per share.

In February 2005, we, through ADM Cinema, consummated the acquisition of substantially all of the assets of the Pavilion Theatre. The Pavilion Theatre is an eight-screen movie theatre and cafe and is a component of the Media Services segment. Continuing to operate as a fully functional multiplex, the Pavilion Theatre has also become our showplace to demonstrate our integrated digital cinema solutions to the movie entertainment industry. The purchase price included a cash payment of $3.3 million (less $500,000 held in escrow pending completion of certain construction) and a five-year 8% promissory note for $1.7 million. In addition, we assumed the lease covering the land, building and improvements which is classified as a capital lease on the consolidated balance sheet. Also, we issued 40,000 shares of unregistered Class A common stock to the landlord of the Pavilion Theatre.

RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" (SFAS 150), which became effective July 1, 2003, which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. There was no impact on AccesIT financial statements due to the adoption of this standard.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." This statement revises the original guidance contained in SFAS No. 123 and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees, and its related implementation guidance. Under SFAS No. 123 (revised 2004), a publicly traded entity such as AccessIT will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize such cost over the period during which an employee is required to provide service in exchange for the reward (usually the vesting period). For stock options and similar instruments, grant-date fair value will be estimated using option-pricing models adjusted for unique characteristics of instruments (unless observable market prices for the same or similar instruments are available). For small business issuers, including AccessIT, this is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005, which is our fiscal year beginning April 1, 2006.

Upon adoption of this standard, the actual costs of our stock-based payment plans will be based on grant-date fair value, which has not yet been determined.

RESULTS OF OPERATIONS

FOR THE FISCAL YEAR ENDED MARCH 31, 2004 AND THE FISCAL YEAR ENDED MARCH 31, 2005

Revenues. Our total revenues were $7.2 million and $10.6 million for the fiscal years ended March 31, 2004 and 2005, respectively, an increase of 47%. The increase was primarily attributable to incremental revenues from the fiscal 2004 acquisitions of Hollywood SW and Managed Services, and revenues from AccessDM, in the aggregate amount of $2.2 million, and $1.1 million resulting from the 2005 acquisitions of FiberSat and the Pavilion Theatre (the "2005 Acquisitions"). Our Internet data center business experienced a slight revenue increase, primarily due to various new customers, offset by the loss of one large data center customer.

Cost of revenues. Our cost of revenues was $3.7 million and $5.8 million for the fiscal years ended March 31, 2004 and 2005, respectively, an increase of 57%. This increase was primarily attributable to costs associated with increased revenues from our fiscal 2004 activity referenced above, and the 2005 Acquisitions, which resulted in added costs of $1.3 million and $800,000, respectively, and slightly increased utility costs at our IDCs.

Gross profit. Gross profit was $3.5 million and $4.8 million for the fiscal years ended March, 31, 2004 and 2005, respectively, an increase of 37%. Our fiscal 2004 transactions provided an additional $927,000 in gross profit, while the 2005 Acquisitions contributed $350,000 while the IDCs were comparable to in line with the prior year gross profit results.

Selling, general and administrative expenses. Our selling, general and administrative expenses were $3.2 million and $5.6 million for the fiscal years ended March 31, 2004 and 2005, respectively, an increase of 75%. The increase is primarily due to higher personnel costs associated with additional headcount compared to the prior year, and increased advertising expenses and professional fees. As of March 31, 2004 and 2005, we had 34 and 93 employees, respectively, and one and 34 of whom were part-time employees, respectively.

Provision for doubtful accounts. Our provision for doubtful accounts was $73,000 and $640,000 for the fiscal years ended March 31, 2004 and 2005, respectively. The increase is primarily due to the recording of a provision of $499,000 related to the bankruptcy of a data center customer in July 2004. The remainder of the increase is due to the increase in overall business activity.

Research and development. We recorded expenses of $55,000 and $666,000 for the fiscal years ended March 31, 2004 and 2005, respectively. The increase is attributable to research and development efforts at Media Services related to the development of TDS International software application and various products including TDS, ITDS and EMS.

Non-cash, stock-based compensation. We recorded non-cash, stock-based compensation of $15,000 and $4,000 for the fiscal years ended March 31, 2004 and 2005, respectively. These amounts represent the fair value of stock options granted to non-employees in exchange for goods and services, amortized over the vesting period, which ranges from immediate vesting to three years. The types of services performed by non-employees in exchange for stock options included advisory services on real estate matters, and advertising and marketing. The fair value of these stock options was determined using the Black-Scholes option pricing model. The decrease was due to lower amortization expense from non-employee options, due to the vesting of certain grants made in prior years.

Depreciation and amortization. Depreciation and amortization was $2.7 million and $3.6 million for the fiscal years ended March 31, 2004 and 2005, respectively, an increase of 33%. Fiscal 2004 acquisitions resulted increased depreciation and amortization of $1.2 million, while the 2005 Acquisitions resulted in increased deprecation and amortization of $370,000. Partially offsetting these increases was certain data center and corporate computer equipment which became fully depreciated during the year ended March 31, 2005.

Interest expense. Interest expense was $542,000 and $605,000, for the fiscal years ended March 31, 2004 and 2005, respectively. The increase was primarily due to the March 2004 exchange of $2.5 million for aggregate principal amount of our 5-Year 8% subordinated promissory notes (the "5-Year Notes") for shares of our Class A common stock and $1.7 million aggregate principal amount of the 5-Year Notes for our 6% subordinated convertible promissory notes (the "Convertible Notes"). In addition, in November 2003, we repaid a 1-year 9% note payable for $1.0 million incurred in connection with the November 2002 acquisition of six IDCs.

Loss on early extinguishment of debt. The loss on early extinguishment of debt was $126,000 and $0 for the fiscal years ended March 31, 2004 and 2005, respectively. This loss on early extinguishment of debt was due to the March 2004 exchange of the 5-Year Notes for our Class A common stock and the Convertible Notes.

Non-cash interest expense. Non-cash interest expense was $1.8 million and $832,000 for the fiscal years ended March 31, 2004 and 2005, respectively. Non-cash interest expense results from the imputing of interest on the $1.8 million note payable to Boeing, incurred in the March 2004, and from the accretion of the value of warrants to purchase shares of our Class A common stock (the "5-Year Notes Warrants") attached to the 5-Year Notes (which bear interest at 8% per year). The decrease is primarily due to one-time accretion of $1.4 million recorded in connection with the March 2004 exchange of 5-Year Notes described above.

Income tax benefit. Income tax benefit was $212,000 and $311,000 for the fiscal years ended March 31, 2004 and 2005, respectively. The current year amount is related to the amortization of a deferred tax liability related to our acquisition of Hollywood SW and Managed Services.

Net loss. As a result of the foregoing, we had net losses of $4.8 million and $6.8 million for the fiscal years ended March 31, 2004 and 2005, respectively.

LIQUIDITY AND CAPITAL RESOURCES

We have incurred operating losses in each year since we commenced our operations. Since our inception, we have financed our operations substantially through the private placement of shares of our common and preferred stock, the issuance of promissory notes, our IPO, and notes payable and common stock used to fund various acquisitions. We have no borrowings or line of credit arrangements with banks or other financial institutions.

On February 10, 2005, we issued the Convertible Debentures and the Convertible Debentures Warrants to a group of institutional investors for aggregate proceeds of $7.6 million. The Convertible Debentures have a four year term, with one third of the unconverted principal balance repayable in twelve equal monthly installments beginning three years after the closing. The remaining unconverted principal balance is repayable at maturity. We may pay the interest in cash or, if certain conditions are met, by issuing shares of our Class A common stock. If we are eligible to issue Class A common stock to repay interest, the number of shares issuable is based on 93% of the 5-day average closing price preceding the interest due date. The Convertible Debentures are initially convertible into 1,867,322 shares of our Class A common stock, based upon a conversion price of $4.07 per share subject to adjustments from time to time. We may redeem the Convertible Debentures, and if we do, we must issue additional warrants exercisable for shares of our Class A common stock. Additionally, we issued to the investors the Convertible Debentures Warrants to purchase up to 560,197 shares of our Class A common stock, at an initial exercise price of $4.44 per share, subject to adjustments from time to time. The Convertible Debentures Warrants are exercisable beginning on September 9, 2005 until 5 years thereafter. The offering of the Convertible Debentures and the Convertible Debentures Warrants was exempt from the registration requirements of the Securities Act, under Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

We agreed to register, among other things, the resale of shares of the Class A common stock underlying the Convertible Debentures and Convertible Debentures Warrants within 30 days from the closing. We filed such a registration statement on March 11, 2005 and it was declared effective by the SEC on March 21, 2005.

On December 23, 2004, ADM Cinema entered into an asset purchase agreement with Pritchard Square Cinema, LLC, a New York limited liability company (the "Seller"), and Norman Adie, the Seller's managing member, to purchase substantially all of the assets and assume certain liabilities of the Seller's Pavilion Theatre. On February 11, 2005, the acquisition of the Pavilion Theatre was completed. The total purchase price is approximately $5.2 million, including transaction fees. The purchase price included a cash payment of $3.3 million (less $500,000 held in escrow pending the completion of certain construction) and a five-year 8% promissory note for $1.7 million, among other things. The Pavilion Theatre is an eight-screen movie theatre and cafe and will be a component of the Media Services segment. Continuing to operate as a fully functional multiplex, the Pavilion Theatre has also become a showplace for us to demonstrate our integrated digital cinema solutions to the movie entertainment industry. In addition, we issued 40,000 unregistered shares of Class A common stock to the landlord of the Pavilion Theatre.

On November 17, 2004, we acquired substantially all of the assets and assumed certain specified liabilities of FiberSat. The initial purchase price for FiberSat consisted of 500,000 unregistered shares of our Class A common stock, and we agreed to repay certain liabilities of FiberSat on or before the closing of the acquisition, with up to $500,000 in cash and 100,000 unregistered shares of our Class A common stock. We had the option to exchange up to 50,000 of such 100,000 shares of Class A common stock to increase the cash, and thereby decrease the Class A common stock portion of such repayment based on the ratio of one Class A common stock for each $5.00 of additional cash. We repaid these liabilities by paying approximately $381,000 and issuing 40,000 shares of our Class A common stock. In addition, we may be required to pay a contingent purchase price for any of the three years following the acquisition in which certain earnings targets are achieved. We have also agreed to a one-time issuance of additional unregistered shares to the sellers in accordance with a formula if, during the 90 days following the applicable lock-up period, the average value of our Class A common stock during such 90 days declines below an average of $3.17 per share.

On October 26, 2004, we entered into the October 2004 Private Placement with an investor whereby we issued 282,776 unregistered shares of Class A common stock at $3.89 per share to the investors for gross proceeds of $1.1million. These shares carry piggyback and demand registration rights. We realized net proceeds of approximately $1.023 million, which were used for the FiberSat Acquisition and for working capital. The investors exercised their piggyback registration rights and we registered the resale of all of the 282,776 shares of Class A common stock on a Form S-3 which was declared effective by the SEC on March 21, 2005.

On July 2, 2004, we received notice that certain creditors of one of our data center customers named NorVergence filed an involuntary bankruptcy petition against NorVergence. On July 14, 2004, NorVergence agreed to the entry of an order granting relief under Chapter 11 of the United States Bankruptcy Code and then converted the Chapter 11 reorganization to Chapter 7 liquidation. We also have a first security interest in NorVergence accounts receivable. On January 26, 2005 the bankruptcy court approved a motion for the trustee to pay us $121,000 for past due accounts receivable, and on February 25, 2005 we received the payment. We are attempting to collect certain accounts receivable of the bankruptcy customer in partial settlement of our claim.

On June 4, 2004, we concluded the June 2004 Private Placement with several investors whereby we issued 1,217,500 unregistered shares of our Class A common stock at a sale price of $4.00 per share. The total net proceeds, including fees and expenses to register the securities were $4.0 million, which is being used for capital investments and working capital. We also issued to investors and to the investment firm in the June 2005 Private Placement warrants to purchase a total of 304,375 shares of our Class A common stock at an exercise price of $4.80 per share, which became exercisable upon receipt. We agreed to file a registration statement for the resale of these shares and the shares underlying the warrants with the SEC by filing a Form SB-2 on or before July 5, 2004. We filed the Form SB-2 on July 2, 2004, and the Form SB-2 was declared effective by the SEC on July 20, 2004.

On March 24, 2004, we refinanced $4.2 million aggregate principal amount (plus accrued and unpaid interest) of 5-Year Notes pursuant to an exchange offer (the "Exchange Offer"). In exchange for those notes, we issued 707,477 unregistered shares of our Class A common stock and $1.7 million aggregate principal amount of Convertible Notes which, as of March 31, 2005, were convertible into a maximum of 312,425 shares of our Class A common stock.

On March 29, 2004, we acquired certain assets from Boeing for use in AccessDM's digital cinema business. In connection with this acquisition we issued a 4-year non-interest bearing note for $1.8 million with equal repayments of $450,000 due each year beginning in April 2005.In addition, at any time during the 90 day period beginning March 29, 2005, Boeing can sell its 53,534 unregistered shares of our Class A common stock to us for $250,000 in cash.

On November 14, 2003 our IPO was finalized, resulting in the issuance of 1,380,000 shares of Class A common stock. The net proceeds of our IPO were $4.8 million, of which $1.1 million was used for general business purposes. We agreed upon the completion of the IPO in November 2003 to pay the lead underwriter an advisory fee of $4,167 per month for the 12-month period beginning upon the completion of the IPO. In November 2004 the lead underwriter received the final payment for its advisory service fees.

On November 3, 2003, we acquired all of the outstanding capital stock of Hollywood SW. In connection with this acquisition, we issued $3.0 million aggregate principal amount of 8% promissory notes to the sellers ("HS Notes"), which are secured and senior, with certain exceptions, to all indebtedness during their five year term. Our obligations to repay the HS Notes and to pay any additional purchase price is secured by a pledge of all of Hollywood SW's capital stock and any distributions and proceeds there from, except that we are permitted to receive cash distributions from Hollywood SW to the extent that such distributions do not exceed Hollywood SW's cash flow from operations. As of March 31, 2005, the principal balance of the HS Notes is $2.36 million.

As of March 31, 2004 and 2005, we had cash and cash equivalents of $2.3 million and $4.8 million, respectively. Our working capital at March 31, 2004 and 2005 was $212,000 and $1.7 million, respectively.

For the fiscal year ended March 31, 2004, we raised gross proceeds of $6.9 million and $1.2 million through sales of our common stock from our IPO and promissory notes, respectively, and we repaid capital lease obligations of $363,000 and an acquisition note payable of $1 million. For the fiscal year ended March 31, 2005, we raised gross proceeds of $13.6 million through sales of our common stock, warrants and convertible debentures. We used the net proceeds for acquisitions, capital investments and to provide working capital for general corporate purposes.

Our operating activities resulted in net cash inflow (outflows) of $321,000 and ($3.3) million for the fiscal years ended March 31, 2004 and 2005, respectively. The increase in cash outflow was primarily due to an increased net loss from operations.

Investing activities used net cash of $3.6 million and $5.9 million for the fiscal years ended March 31, 2004 and 2005, respectively. The increase was primarily due to the acquisition of the Pavilion Theatre and due to various purchases of computer and other equipment, primarily to support our digital cinema and managed data storage businesses. Also, we made additions to Hollywood SW's capitalized software costs. We anticipate that we will experience an increase in our capital expenditures consistent with the anticipated growth in our operations, infrastructure and personnel.

Net cash provided by financing activities of $4.6 million for the fiscal year ended March 31, 2004 was primarily due to proceeds from issuance of shares of our Class A common stock of $4.8 million and the issuance of $1.2 million of our 5-Year Notes, less $1.4 million repayments of notes payable and capital lease obligations. Net cash provided by financing activities of $11.6 million for the fiscal year ended March 31, 2005 was primarily due to the June 2004 Private Placement, October 2004 Private Placement, and the February 2005 Private Placement, less repayments of notes payable and capital lease obligations.

We have acquired property and equipment under long-term capital lease obligations that expire at various dates through July 2022. As of March 31, 2004 and 2005, we had an outstanding balance of $150,000 and $6.4 million, respectively in capital lease obligations. The increase in capital lease obligations of $6.1 million and $368,000 is primarily due to the acquisition of the Pavilion Theatre in February 2005 and the acquisition of FiberSat in November 2004, respectively. All our capital lease obligations are secured by equipment at the following locations and in the following principal amounts: at the Pavilion Theatre, building, land and improvements for $6.1 million; at FiberSat, certain computer and Satellite equipment for $368,000; at our executive offices, telephone equipment in the remaining principal amount of $17,000, and computer equipment for use in Managed Service's operations of $11,000. As of March 31, 2005, minimum future capital lease payments (including interest) for the fiscal year ending March 31, 2006 was $1.6 million, at March 31, 2007 through March 31, 2010 was $1.1 million for each respective years and $8.0 million thereafter (in total). During the fiscal years ended March 31, 2004 and 2005, we made early repayments of $159,000 and $70,000 on capital leases, respectively, in order to achieve interest savings and aid future cash flow.

Following the completion of the Exchange Offer in March 2004, the holders of the $3.0 million of Hollywood SW acquisition notes, and $220,000 aggregate principal amount of 5-Year Notes, elected not to participate in the Exchange Offer.

Other significant commitments consist of obligations under non-cancelable operating leases totaled $13.4 million as of March 31, 2005 and are payable in varying monthly installments through 2015. As of March 31, 2005, minimum future operating lease payments for the fiscal years ending March 31, 2006, 2007, 2008, 2009, 2010 and thereafter (in total) were $2.4 million, $2.3 million, $2.2 million, $2.2 million, $1.8 million, and $4.3 million, respectively.

In May 2004, we entered into an agreement with the holder of 750,000 shares of AccessDM's common stock, to exchange all of its shares for 31,300 unregistered Class A Shares. As a result of the transaction, AccessIT holds 100% of AccessDM's common stock.

In July 2004, we made early repayments totaling $58,000 for two of the 5 -Year Notes that did not participate in the March 2004 Exchange Offer, and the remaining value of the underlying 5 - Year Notes Warrants was amortized to non-cash interest expense, totaling $19,000.

In August 2004, our Board of Directors authorized the repurchase of up to 100,000 shares of Class A common stock. The shares will be purchased at prevailing prices from time-to-time in the open market depending on market conditions and other factors. Through March 2005 the Company has purchased 51,440 shares for a total purchase price of $172,000 at an average purchase price of $3.34 per share. As of March 31, 2005, an additional 48,560 shares of Class A common stock may be repurchased.

During the fiscal year ended March 31, 2004 and 2005, we have incurred losses of $4.8 million and $6.8 million, respectively, and cash inflows (outflows) from operating activities of $321,000 and $(3.3) million, respectively. In addition, we have an accumulated deficit of $21.5 million as of March 31, 2005. Furthermore, we have total debt service requirements totaling $2.3 million for the twelve months beginning in March 2005.

Management expects that we will continue to generate operating losses for the foreseeable future due to depreciation and amortization, research and development, the continued efforts related to the identification of acquisition targets, marketing and promotional activities and the development of relationships with other businesses. Certain of these costs could be reduced if working capital decreased. We may attempt to raise additional capital from various sources for future acquisitions or for working capital as necessary, but there is no assurance that such financing will be completed as contemplated or under terms acceptable to us, or our existing shareholders. Failure to generate additional revenues, raise additional capital or manage discretionary spending could have a material adverse effect on our ability to continue as a going concern and to achieve our intended business objectives.

Our management believes that the net proceeds generated by our financing transaction in February 2005 combined with our cash on hand and cash receipts from existing and the acquired operations of the Pavilion Theatre will be sufficient to permit us to continue our operations for at least twelve months from the date of this report.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements.

SUBSEQUENT EVENTS

On June 15, 2005, we entered into a digital cinema framework agreement (the "Framework Agreement") with Christie Digital Systems USA, Inc. ("Christie") through our newly formed wholly-owned subsidiary, Christie/AIX, Inc., a Delaware corporation ("Christie/AIX"), whereby, among other things (1) Christie/AIX will seek to raise financing to purchase 200 of Christie's digital cinema projection systems (the "Systems") at agreed-upon prices; (2) Christie/AIX would then seek to raise additional debt and/or equity financing to purchase an additional 2,300 Systems at agreed-upon prices. The Framework Agreement allows Christie/AIX to terminate the agreement for several reasons, including failure to: (1) execute definitive agreements with certain film distributors by August 31, 2005 to pay virtual print fees to Christie/AIX for deliveries of digital films made to the Systems, (2) execute agreements with certain exhibitors by August 31, 2005 to license the Systems, to house them in the exhibitor locations, and (3) obtain Christie/AIX's final commitment to purchase at least 100 Systems by July 31, 2005.

In connection with the execution of the Framework Agreement, we have engaged a third party to assist in raising funds to purchase the equipment associated with the Framework Agreement, and for general corporate purposes. We have no assurance of the nature and amount of the securities to be issued, and that the transaction will be completed on acceptable terms.

On June 9, 2005, our Board of Directors approved the expansion of our stock option pool to 1,100,000 options from the prior amount of 850,000 options. This approval is subject to the approval of stockholders at our 2005 stockholder meeting, which is scheduled to take place in September 2005. Subsequent to March 31, 2005, we issued 140,000 stock options to an employee and four directors.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business is currently principally in the United States. As a result, our financial results are not affected by factors such as changes in foreign currency exchange rates or economic conditions in foreign markets. We do not engage in hedging transactions to reduce our exposure to changes in currency exchange rates, although if the geographical scope of our business broadens, we may do so in the future.

Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income that we may earn on our invested cash. Because we currently do not have any variable rate debt, there is no risk associated with fluctuating interest expense. We do not plan to use any derivative financial instruments. We plan to help ensure the safety and preservation of invested principal funds by limiting default risks, market risk and investment risk. We plan to mitigate our default risk by investing generally in low-risk securities.

ITEM 7. CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Access Integrated Technologies, Inc.

We have audited the accompanying consolidated balance sheet of Access Integrated Technologies, Inc. and subsidiaries (the "Company") as of March 31, 2005 and the related consolidated statements of operations, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Access Integrated Technologies, Inc. and subsidiaries as of March 31, 2005, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Eisner LLP
Florham Park, New Jersey
June 10, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Access Integrated Technologies, Inc:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Access Integrated Technologies, Inc. and its subsidiaries at March 31, 2004, and the results of their operations and their cash flows for the year ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 9, 2004

ACCESS INTEGRATED TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share data)

	March 31, 2004	March 31, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 2,330	$ 4,779
Accounts receivable, net	509	947
Prepaid and other current assets	296	762
Unbilled revenue	8	550
Total current assets	3,143	7,038
Property and equipment, net	5,865	14,261
Intangible assets, net	4,200	3,337
Capitalized software costs, net	1,430	1,622
Goodwill	5,378	10,363
Deferred costs	91	726
Unbilled revenue, net of current portion	596	69
Security deposits	472	361
Total assets	$ 21,175	$ 37,777
LIABILITIES, REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 1,371	$ 2,415
Current portion of notes payable	650	1,415
Current portion of customer security deposits	38	116
Current portion of capital leases	115	432
Current portion of deferred revenue	755	884
Current portion of deferred rent expense	2	42
Total current liabilities	2,931	5,304
Notes payable, net of current portion	5,589	12,682
Customer security deposits, net of current portion	117	161
Deferred revenue, net of current portion	271	95
Capital leases, net of current portion	35	6,058
Deferred rent expense	884	970
Minority interest in subsidiary	10	--
Deferred tax liability	1,520	1,210
Total liabilities	11,357	26,480
COMMITMENTS AND CONTINGENCIES (See Note 7)		
Redeemable Class A common stock, issued and outstanding, 2004 and 2005 – 53,534 shares, respectively	238	250
Stockholders' Equity:		
Class A common stock, $0.001 par value per share; 40,000,000 shares authorized; shares issued and outstanding, 2004 – 7,281,730 and 2005 shares issued 9,433,328 and shares outstanding 9,381,888, Respectively	7	9
Class B common stock, $0.001 par value per share; 15,000,000 shares authorized; shares issued and outstanding, 2004 and 2005 1,005,811 and 965,811 shares	1	1
Additional paid-in capital	24,271	32,696
Treasury stock, at cost 51,440 shares	--	(172)
Accumulated deficit	(14,699)	(21,487)
Total stockholders' equity	9,580	11,047
Total Liabilities, Redeemable Stock and Stockholders' Equity	$ 21,175	$ 37,777

See accompanying Notes to Consolidated Financial Statements.

ACCESS INTEGRATED TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	For the Fiscal Years Ended March 31,	
	2004	**2005**
Revenues:		
Media services	$ 1,356	$ 4,043
Data center services	5,845	6,608
Total revenues	7,201	10,651
Costs of revenues (exclusive of depreciation and amortization of $2,692 in 2004 and $3,623 in 2005 shown below):		
Media services	152	1,696
Data center services	3,515	4,115
Total costs of revenues	3,667	5,811
Gross profit (exclusive of depreciation and amortization of $2,692 in 2004 and $3,623 in 2005)	3,534	4,840
Operating expenses:		
Selling, general and administrative (excludes non-cash stock-based compensation of $15 in 2004 and $4 in 2005)	3,204	5,607
Provision for doubtful accounts	73	640
Research and development	55	666
Non-cash stock-based compensation	15	4
Depreciation and amortization	2,692	3,623
Total operating expenses	6,039	10,540
Loss before other income/ expense	(2,505)	(5,700)
Interest income	6	5
Interest expense	(542)	(605)
Loss on early extinguishment of debt	(126)	--
Non-cash interest expense	(1,823)	(832)
Other expense, net	(52)	23
Loss before income tax benefit and minority interest	(5,042)	(7,109)
Income tax benefit	212	311
Net loss before minority interest in subsidiary	(4,830)	(6,798)
Minority interest in loss of subsidiary	25	10
Net loss	(4,805)	(6,788)
Accretion related to redeemable convertible preferred stock	(1,588)	--
Accretion of preferred dividends	(220)	--
Net loss available to common stockholders	$ (6,613)	$ (6,788)
Net loss available to common stockholders per common share:		
Basic and diluted	$ (1.37)	$ (0.70)
Weighted average number of common shares outstanding:		
Basic and diluted	4,826,776	9,668,876

See accompanying Notes to Consolidated Financial Statements.

ACCESS INTEGRATED TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the Fiscal Years Ended March 31,	
	2004	2005
Cash flows from operating activities:		
Net loss	$ (4,805)	$ (6,788)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	2,692	3,623
Amortization of software development costs	118	369
Amortization of deferred tax liability	(85)	(311)
Provision for doubtful accounts	29	550
Non-cash stock-based compensation	15	4
Non-cash interest expense	1,823	832
Minority interest	(25)	(10)
Decrease in fair value of common stock warrants	--	(91)
Loss on early extinguishment of debt	126	--
Changes in operating assets and liabilities:		
Accounts receivable	(312)	(455)
Prepaid and other current assets	4	(422)
Other assets	(24)	(1,034)
Accounts payable and accrued expenses	292	387
Deferred revenue	237	(52)
Other liabilities	236	140
Net cash provided by (used in) operating activities	321	(3,258)
Cash flows from investing activities:		
Purchases of property and equipment	(279)	(1,932)
Purchase of intangible assets	(50)	(38)
Additions to capitalized software costs	(198)	(561)
Acquisition of Hollywood Software, net of cash acquired	(2,387)	--
Acquisition of Core Technology Services	(275)	--
Acquisition of Boeing Digital Cinema assets	(405)	--
Acquisition of Pavilion Theatre, net of cash acquired	--	(2,886)
Acquisition of FiberSat, net of cash acquired	--	(508)
Net cash used in investing activities	(3,594)	(5,925)
Cash flows from financing activities:		
Net proceeds from issuance of notes payable and warrants	1,230	7,600
Repayment of notes payable	(1,000)	(579)
Principal payments on capital leases	(363)	(284)
Repurchase of common stock	--	(172)
Proceeds from issuance of common stock	4,780	5,067
Net cash provided by financing activities	4,647	11,632
Net increase in cash and cash equivalents	1,374	2,449
Cash and cash equivalents at beginning of year	956	2,330
Cash and cash equivalents at end of year	$ 2,330	$ 4,779

See accompanying Notes to Consolidated Financial Statements.

ACCESS INTEGRATED TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except for share data)

	Class A Common Stock		Class B Common Stock		Treasury Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of March 31, 2003	2,015,770	$ 2	1,005,811	$ 1	--	$ --
Issuance of common stock, net	1,380,000	1	--	--	--	--
Issuance of warrant to purchase common stock	--	--	--	--	--	--
Issuance of common stock in exchange for preferred stock and contingent warrants	2,207,976	2	--	--	--	--
Issuance of warrants to purchase common stock (attached to notes payable)	--	--	--	--	--	--
Issuance of common stock for the purchase of Hollywood Software, Inc.	400,000	--	--	--	--	--
Issuance of common stock for the purchase of Core Technology Services, Inc.	100,000	--	--	--	--	--
Issuance of common stock upon completion of notes exchange	707,477	1	--	--	--	--
Issuance of common stock for goods and services	9,700	--	--	--	--	--
Exercise of warrants to purchase common stock (attached to notes payable)	460,807	1	--	--	--	--
Amortization of stock-based compensation	--	--	--	--	--	--
Accretion of preferred stock to redemption amount	--	--	--	--	--	--
Gain on sale of stock by subsidiary	--	--	--	--	--	--
Net loss	--	--	--	--	--	--
Balances as of March 31, 2004	7,281,730	$ 7	1,005,811	$ 1	--	$ --
Issuance of common stock, net	1,500,298	2	--	--	--	--
Repurchase of common stock	(51,440)	(1)	--	--	51,440	(172)
Issuance of common stock in exchange for AccessDM common stock	31,300	--	--	--	--	--
Issuance of common stock for the purchase of FiberSat	540,000	1	--	--	--	--
Issuance of common stock for goods and services	--	--	--	--	--	--
Issuance of warrants attached to convertible notes payable	--	--	--	--	--	--
Beneficial conversion feature on convertible notes payable	--	--	--	--	--	--
Conversion of Class B shares to Class A	40,000	--	(40,000)	--	--	--
Issuance of common stock in connection with the Pavilion acquisition	40,000	--	--	--	--	--
Net loss	--	--	--	--	--	--
Balances as of March 31, 2005	9,381,888	$ 9	965,811	$ 1	51,440	$ (172)

See accompanying Notes to Consolidated Financial Statements.

ACCESS INTEGRATED TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY - (continued)
(In thousands, except for share data)

	Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Deficit	Total Stockholders' Equity
Balances as of March 31, 2003	$ 11,530	$ (11)	$ (9,894)	$ 1,628
Issuance of common stock, net	4,372	--	--	4,373
Issuance of warrant to purchase common stock	385	--	--	385
Issuance of common stock in exchange for preferred stock and contingent warrants	4,498	--	--	4,500
Issuance of warrants to purchase common stock (attached to notes payable)	615	--	--	615
Issuance of common stock for the purchase of Hollywood Software, Inc.	1,380	--	--	1,380
Issuance of common stock for the purchase of Core Technology Services, Inc.	345	--	--	345
Issuance of common stock upon completion of notes exchange	2,566	--	--	2,567
Issuance of common stock for goods and services	7	(4)	--	3
Exercise of warrants to purchase common stock (attached to notes payable)	22	--	--	23
Amortization of stock-based compensation	--	15	--	15
Accretion of preferred stock to redemption amount	(1,588)	--	--	(1,588)
Gain on sale of stock by subsidiary	139	--	--	139
Net loss	--	--	(4,805)	(4,805)
Balances as of March 31, 2004	$ 24,271	$ --	$ (14,699)	$ 9,580
Issuance of common stock , net	4,951	--	--	4,953
Repurchase of common stock	--	--	--	(173)
Issuance of common stock in exchange for AccessDM common stock	--	--	--	--
Issuance of common stock for the purchase of FiberSat	1,624	--	--	1,625
Issuance of common stock for goods and services	4	--	--	4
Issuance of warrants attached to convertible notes payable	1,109	--	--	1,109
Beneficial conversion feature on convertible notes payable	605	--	--	605
Conversion of Class B shares to Class A	--	--	--	--
Issuance of common stock in connection with the Pavilion acquisition	132	--	--	132
Net loss	--	--	(6,788)	(6,788)
Balances as of March 31, 2005	$ 32,696	$ --	$ (21,487)	$ 11,047

See accompanying Notes to Consolidated Financial Statements.

ACCESS INTEGRATED TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)

NOTE 1. NATURE OF OPERATIONS

Access Integrated Technologies, Inc. ("AccessIT") was incorporated in Delaware in March 2000. Access Digital Media, Inc. ("AccessDM"), a wholly owned subsidiary of AccessIT, was incorporated in Delaware in February 2003. Hollywood Software, Inc. ("Hollywood SW") was incorporated in California in October 1997, and was acquired by AccessIT on November 3, 2003. Core Technology Services, Inc. ("Managed Services") was incorporated in New York in November 1995, and was acquired by AccessIT on January 9, 2004. FiberSat Global Services, Inc., ("FiberSat") a wholly-owned subsidiary of AccessIT was incorporated in Delaware in October 2004, and acquired certain assets and liabilities of FiberSat Global Services LLC on November 17, 2004. ADM Cinema Coporation ("ADM Cinema"), a wholly owned subsidiary of AccessIT, was incorporated in Delaware on December21, 2004, and on February 11, 2005 acquired substantially all the assets of the Pavilion Theatre in Brooklyn, New York. AccessIT, AccessDM, Hollywood SW, Managed Services, FiberSat and ADM Cinema are referred to herein collectively as the ("Company"). AccessIT operates a national platform of carrier-diverse Internet Data Centers ("IDCs") in which the Company's customers have access to: secure, flexible space for installing network and server equipment; multiple fiber providers for connecting to the internet and/or other carrier networks; and a broad range of value-added data center services including the Company's AccessStorage-on-Demand managed storage service solutions. The Company's IDCs, called AccessColocenters, are designed to serve a variety of customers, including traditional voice/data competitive local exchange carriers, other integrated communication providers, Internet Service Providers, Application Service Providers ("ASPs"), Streaming and Content Delivery Service Providers, storage outsourcers, and small and medium sized enterprises. The Company currently operates nine IDCs located in eight states: Arkansas, Kansas, Maine, New Hampshire, New Jersey, New York, Texas and Virginia, plus a dedicated digital delivery site in Los Angeles, California. AccessDM is in the business of storing and distributing digital content to movie theaters and other remote venues. Hollywood SW is a provider of proprietary enterprise software and consulting services for distributors and exhibitors of filmed entertainment in the United States and Canada. Its software manages the planning, booking, scheduling, revenue sharing, cash flow and reporting associated with the distribution and exhibition of theatrical films. Managed Services is a provider of information technology consulting services; its primary offering is to provide managed network monitoring services through its global network command center. FiberSat provides satellite-based broadband video, data and Internet transmission and encryption services for multiple customers in the broadcast and cable television and communications industries, and also operates an outsourced network operations center. ADM Cinema operates the Pavilion Movie Thaeatre/Entertainment Complex,an eight-screen movie theatre and café located in Brooklyn, New York (the "Pavilion Theatre").

BASIS OF PRESENTATION

For the fiscal years ended March 31, 2004 and 2005, the Company incurred net losses of $4,805 and $6,788 respectively, and positive and negative cash flows from operating activities of $321 and ($3,258), respectively. In addition, the Company has an accumulated deficit of $21,487 as of March 31, 2005. The Company also has debt service requirements (including interest) of $2,307 for the twelve months beginning in March 2005. Management expects that the Company will continue to generate operating losses for the foreseeable future due to depreciation and amortization, research and development, the continued efforts related to the identification of acquisition targets, marketing and promotional activities and the development of relationships with other businesses. Certain of these costs could be reduced if working capital decreased. Based on the Company's cash position at March 31, 2005, and expected cash flows from operations; management believes that the Company has the ability to meet its obligations through March 31, 2006. The Company may attempt to raise additional capital from various sources for future acquisitions or for working capital as necessary. There is no assurance that such financing will be completed as contemplated or under terms acceptable to the Company or its existing shareholders. Failure to generate additional revenues, raise additional capital or manage discretionary spending could have a material adverse effect on the Company's ability to continue as a going concern and to achieve its intended business objectives. The accompanying Consolidated Financial Statements do not reflect any adjustments which may result from the outcome of such uncertainties.

Certain reclassifications of prior period data have been made to conform to the current presentation.

(In thousands, except for share and per share data)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of AccessIT, AccessDM, Hollywood SW, Managed Services, FiberSat and ADM Cinema. All intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid instruments with a maturity from the date of purchase of three months or less to be cash equivalents. Cash equivalents consist of money market mutual funds.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents to the extent these exceed federal insurance limits and accounts receivable. Risks associated with cash and cash equivalents are mitigated by the Company's investment policy, which limits the Company's investing of excess cash and cash equivalents to only money market mutual funds.

The Company places its cash with high credit quality financial institutions. These balances, as reflected in the financial institution's records, are insured in the U.S. by the Federal Deposit Insurance Corporation for up to $100. As of March 31, 2005, uninsured cash balances in the U.S. aggregated $4,399 with two financial institutions.

The Company's customer base is primarily composed of businesses throughout the United States. For the fiscal year ended March 31, 2004, three customers accounted for 27%, 12%, and 10% of revenues, respectively, and as of March 31, 2004 four customers accounted for 17%, 15%, 12% and 12% of accounts receivable, respectively. For the fiscal year ended March 31, 2005, one customer accounted for 18% of revenues, and as of March 31, 2005 three customers accounted for 13%, 12%, and 10% of accounts receivable, respectively. As of March 31, 2004 and 2005, the Company had established an allowance for uncollectable accounts against accounts receivable of $64 and $131, respectively. The Company records a general allowance for uncollectible accounts monthly, based on review of aged accounts receivable.

PROPERTY AND EQUIPMENT

Property and equipment are stated at original cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets as follows:

Computer equipment	3-5 years
Machinery and equipment	3-6 years
Furniture and fixtures	3-6 years

Leasehold improvements and assets under capital leases are being amortized over the shorter of the lease term or the estimated useful life of the underlying assets. Maintenance and repair costs are charged to expense as incurred. Major renewals, betterments and additions are capitalized. Included in property and equipment as of March 31, 2004 and 2005 was $100 of construction services for which the Company issued Common Stock (as defined below) as consideration (see note 12).

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other obligations, approximate their fair value due to the short-term maturities of the related instruments. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of notes payable and capital lease obligations approximates fair value.

(In thousands, except for share and per share data)

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as of April 1, 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and of Long-Lived Assets to be Disposed Of", and portions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements". SFAS No. 144 generally conforms, among other things, impairment accounting for assets to be disposed of, including those in discontinued operations. The Company reviews the recoverability of its long- lived assets on a periodic basis in order to identify business conditions, which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future undiscounted cash flows. If the total expected future undiscounted cash flows is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value (computed based upon the expected future discounted cash flows) and the carrying value of the assets.

INTANGIBLE ASSETS

The Company has adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and other Intangible Assets." SFAS No. 141 requires all business combinations to be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination must be recognized as assets separate from goodwill. SFAS No. 142 addressed the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 also addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. This statement provides that intangible assets with indefinite lives and goodwill will not be amortized but will be tested at least annually for impairment. If an impairment is indicated then the asset will be written down to its fair value typically based upon its future expected discounted cash flows. Intangible assets of the Company as of March 31, 2004 consist of customer contracts, trade names, trademarks and covenants not to compete. These were determined to be finite-lived intangibles assets and are being amortized over their useful lives ranging from 2 to 10 years. In addition, during the fiscal year ended March 31, 2005, the Company acquired intangible assets related to customer contracts, a corporate trade name, FCC broadcast licenses, and a liquor license. These were determined to be finite-lived intangibles assets and are being amortized over their useful lives of 5 years each. In addition the Company recorded goodwill in connection with the acquisitions of Hollywood SW, Core, FiberSat and the Pavilion Theatre.

REVENUE RECOGNITION

Media Services revenues generated by Hollywood SW, FiberSat and the Pavilion Theatre are revenues generated from the following sources and are in accordance as follows: Software are accounted for in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), and Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB No. 104"). The Company's software revenues are generated from the following primary sources: (1) software licensing, including customer licenses and ASP agreements, (2) software maintenance contracts, and (3) professional consulting services, which includes systems implementation, training, custom software development services and other professional services. FiberSat revenues consist of satellite network monitoring and maintenance fees. These fees consist of monthly recurring billings pursuant to contracts, which are recognized as revenues in the month earned, and other billings which are recognized on a time and materials basis in the period in which the services were provided. Fibersat revenues are accounted for in accordance with SAB 104. Additionally, the Pavilion Theatre consists of the sale of movie theatre admissions and concession food and beverages, which are made, either in cash or via customer credit cards at the time of the transaction. Revenues are recognized at the time the transaction is complete, as the earnings process has been culminated, in accordance with SAB No. 104.

Software licensing revenue is recognized when the following criteria are met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred and no significant obligations remain, (c) the fee is fixed or determinable and (d) collection is determined to be probable. Significant upfront fees are received in addition to periodic amounts upon achievement of contractual events for licensing of the Company's products. Such amounts are deferred until the revenue recognition criteria have been met, which typically occurs after delivery and acceptance.

For arrangements with multiple elements (e.g., delivered and undelivered products, maintenance and other services), the Company separately negotiates each element of the arrangement based on the fair value of the elements. The fair values for ongoing maintenance and support obligations are based upon vendor specific objective evidence. The fair values for services, such as training or consulting, are based upon hourly billing rates of these services when sold separately to other customers. In instances where the Company develops customized software application, the percentage-of-completion accounting is followed to recognize revenue.

Customers not wishing to license and operate the software themselves may use the software through an ASP arrangement, in which the Company hosts the application and provides customer access via the internet. Annual minimum ASP service fees are recognized ratably over the contract term. Overage revenues for usage in excess of stated minimums are recognized monthly.

Maintenance services and website subscription fees are recognized ratably over the contract term. Professional consulting services, sales of third party products and resale hardware revenues are recognized as services are provided. Software development revenues are recognized when delivery has occurred and no significant obligations remain.

Deferred revenue is recorded in cases of (1) a portion or the entire contract amount cannot be recognized as revenue due to non-delivery or acceptance of licensed software or custom programming, (2) incomplete implementation of ASP service arrangements, or (3) unexpired pro-rata periods of maintenance, minimum ASP service fees or website subscription fees. As license fees, maintenance fees, minimum ASP service fees and website subscription fees are often paid in advance, a portion of this revenue is deferred until the contract ends. Such amounts are classified as deferred revenue in the Consolidated Balance Sheet and are recognized as revenue in accordance with the Company's revenue recognition policies described above.

Revenues in the Media Services segment also include digital cinema - related revenues generated by AccessDM. These revenues consist of (1) satellite delivery revenues, (2) data encryption and preparation fee revenues and (3) landing fees for delivery to each movie theatre. These revenues are recognized upon completion of the related services.

In addition, revenues in the Media Services segment include FiberSat, which consist of satellite transmission and network monitoring and maintenance fees. These fees consist of monthly recurring billings pursuant to contracts, which are recognized as revenues in the month earned, and other billings which are recognized on a time and materials basis in the period in which the services were provided, in accordance with SAB No. 104.

Revenues in the Data Center Services segment consist primarily of license fees for colocation, riser access charges, electric and cross connect fees, and non-recurring installation and consulting fees. Revenues from colocation, riser access charges, electric and cross connect fees are billed monthly and, in accordance with SAB No. 104, are recognized ratably over the term of the contract, generally one to nine years. Certain customer contracts contain periodic increases in the amount of license fees to be paid, and those amounts are recognized as license fee revenues on a straight-line basis over the term of the contracts. Installation fees are recognized on a time and materials basis in the period in which the services were provided and represent the culmination of the earnings process as no significant obligations remain. Amounts collected prior to satisfying the above revenue recognition criteria are classified as deferred revenue. Amounts satisfying revenue recognition criteria prior to billing are classified as unbilled revenue.

In addition, within our Data Center Services segment, Managed Services revenues consist of network monitoring and maintenance fees. These fees consist of monthly recurring billings pursuant to contracts, which are recognized as revenues in the month earned, and other billings which are recognized on a time and materials basis in the period in which the services were provided.

CAPITALIZED SOFTWARE COSTS

The Company accounts for software development costs under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed". Software development costs that are incurred subsequent to establishing technological feasibility are capitalized until the product is available for general release. Amounts capitalized as software development costs are amortized periodically using the greater of revenues during the period compared to the total estimated revenues to be earned or on a straight-line basis over five years. The Company reviews capitalized software costs for impairment on a periodic basis. To the extent that the carrying amount exceeds the estimated net

(In thousands, except for share and per share data)

realizable value of the capitalized software cost, an impairment charge is recorded. No impairment was recorded for the fiscal years ended March 31, 2004 and 2005, respectively. Amortization of capitalized software development costs, included in costs of revenues, for the fiscal years ended March 31, 2004 and 2005 amounted to $118 and $369, respectively. Revenues relating to customized software development under a contract is recognized on a percentage of completion method. As of March 31, 2005, unbilled receivables under such contracts aggregated $517.

INCOME TAXES

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based upon the differences arising from the carrying amounts of the Company's assets and liabilities for tax and financial reporting purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change in tax rates is enacted. A valuation allowance is established when it is determined that it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company has a tax net operating loss ("NOL"). A full valuation allowance has been applied against this NOL and its other deferred tax assets.

NET LOSS PER SHARE AVAILABLE TO COMMON STOCKHOLDERS

Computations of basic and diluted net loss per share of the Company's Class A common stock ("Class A Common Stock") and Class B Common Stock (collectively, "Common Stock") have been made in accordance with SFAS No. 128, "Earnings Per Share". Basic net loss per share is computed by dividing net loss available to common stockholders (the numerator) by the weighted average number of shares of Common Stock outstanding (the denominator) during the period. Shares issued during the period are weighted for the portion of the period that they are outstanding. The computation of diluted net loss per share is similar to the computation of basic net loss per share except that the denominator is increased to include the number of additional shares of Common Stock that would have been outstanding if the dilutive potential shares of Common Stock had been issued and were outstanding. The numerator is adjusted for the impact of interest expense associated with potentially dilutive shares issuable upon conversion of convertible notes. The Company has incurred net losses for the fiscal years ended March 31, 2004 and 2005; therefore, the impact of dilutive potential shares of Common Stock has been excluded from the computation as it would be anti-dilutive.

The following outstanding stock options, warrants (prior to the application of the treasury stock method), convertible notes and redeemable convertible preferred stock (on an as-converted basis) were excluded from the computation of diluted net loss per share:

	March 31,	
	2004	2005
Stock options	520,564	762,897
Underwriter warrants	120,000	120,000
Shares issuable related to convertible notes.	308,225	2,175,193
Private Placement Warrants	--	304,375
Convertible notes warrants	--	560,196

ISSUANCE OF STOCK BY SUBSIDIARIES

Sales of stock by a subsidiary are accounted for in accordance with Staff Accounting Bulletin No. 51, topic 5H, "Accounting for Sales of Stock of a Subsidiary." At the time a subsidiary sells its stock to unrelated parties at a price different from the Company's book value per share, the Company's share of the subsidiary's net equity changes. If, at that time, the subsidiary is not a newly-formed, non-operating entity, nor a research and development, start-up or development stage company, nor is there question as to the subsidiary's ability to continue in existence, the Company records the change in its share of the subsidiary's net equity as a gain or loss in its Consolidated Statement of Operations. Otherwise, the increase is reflected in "subsidiaries' equity transactions" in the Company's Consolidated Statements of Shareholders' Equity.

ACCESS INTEGRATED TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)

STOCK-BASED COMPENSATION

The Company has stock based employee compensation plans, which are described more fully in Note 8. The Company accounts for its stock based employee compensation plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation is recorded on the date of grant only if the current fair value of the underlying stock exceeds the exercise price. The Company has adopted the disclosure standards of SFAS No. 148 "Accounting for Stock-Based Compensation - Transaction and Disclosures", which amends SFAS No. 123, "Accounting for Stock-Based Compensation", which requires the Company to provide pro forma net loss and earnings per share disclosures for stock option grants made in 1995 and future years as if the fair-value-based method of accounting for stock options as defined in SFAS No. 123 had been applied. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions to stock based compensation for the fiscal years ended March 31, 2004 and 2005:

	March 31,	
	2004	2005
Net loss as reported	$ (4,805)	$ (6,788)
Add: Stock-based compensation expense included in net loss	15	4
Less: Stock-based compensation expense determined under fair value based method	(489)	(647)
Pro forma net loss	$ (5,279)	$ (7,431)
Basic and diluted net loss available to common stockholders per share:		
As reported	$ (1.37)	$ (0.70)
Pro forma	$ (1.47)	$ (0.77)

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2005
Expected life (years)	10	10
Expected volatility	110%	110%
Expected dividend yield	0%	0%
Weighted average risk-free interest rate	4.32%	4.24%
Weighted average fair value per share of employee options granted during the year	$ 3.93	$ 7.94

RESEARCH AND DEVELOPMENT

AccessIT recorded research and development expenses, comprised mainly of personnel costs and outside services, of $55 and $666, respectively, for the fiscal years ended March 31, 2004 and 2005. The increase is attributable to research and development efforts at Hollywood SW related to the development of TDS International software application and various products including TDS, ITDS and EMS.

ADVERTISING COSTS

The Company has incurred advertising costs of $19 and $28, respectively, during the fiscal years ended March 31, 2004 and 2005. Advertising costs are expensed as incurred.

USE OF ESTIMATES

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant estimates related to software revenue recognition,

(In thousands, except for share and per share data)

capitalization of software development costs, amortization and impairment testing of intangible assets and depreciation of fixed assets. Actual results could differ from those estimates.

RISK AND UNCERTAINTIES

The Company is subject to all of the risks inherent in business in software development, colocation, and managed storage. These risks include, but are not limited to, limited operating history, limited senior management resources, rapidly changing technology business environments, the need for substantial cash investments to fund its operations, reliance on third parties, the competitive nature of the industry, development and maintenance of efficient information technologies, and uncertainty regarding the protection of proprietary intellectual properties.

NOTE 3. ACQUISITIONS

HOLLYWOOD SOFTWARE

On November 3, 2003, the Company completed the acquisition of all of the capital stock of Hollywood SW, after amending the agreement it had entered into on July 17, 2003 (the "Hollywood SW Acquisition"). To complete the acquisition of Hollywood SW, the Company issued collateralized promissory notes to the two holders of all of the capital stock of Hollywood SW, each in the principal amount of $3,625 (the "Notes"). The amount of the Notes represented the original purchase price of $7,300 (based on the IPO price less the underwriter's discount), less $50 that had already been paid by the Company. The Notes were due no later than five business days after the date that the Company's registration statement was declared effective by the Securities and Exchange Commission.

On November 14, 2003, four business days after the registration statement was declared effective, the Notes were exchanged for $2,500 in cash of which $50 had already been paid, promissory notes in the aggregate principal amount of $3,000 and 400,000 unregistered shares of Class A Common Stock. For purchase accounting purposes, the purchase price is $7,102, consisting of $2,722 of cash (including $222 of expenses); $1,380 of Class A Common Stock (400,000 shares valued at $3.45 per share, as determined by a valuation from an independent appraiser); and $3,000 of promissory notes. In addition, a contingent purchase price is payable each year for the three years following the closing if certain earnings targets are achieved. The Company has also agreed to a one-time issuance of additional unregistered shares to the sellers in accordance with a formula if, during the 90 days following the applicable lock-up period, the average value of Class A Common Stock during such 90 days declines below an average of $3.60 per share. The results of operations of Hollywood SW have been included in the Company's consolidated financial statements since the acquisition date.

The total purchase price of $7,102, including fees and expenses of the acquisition, has been allocated to the net assets acquired, including tangible and intangible assets and liabilities assumed, based upon the results of an independent appraisal of fair value, with the excess purchase price being allocated to goodwill. The goodwill recorded in the acquisition is not deductible for income tax purposes. The fair value of the tangible and intangible assets acquired and liabilities assumed has been reflected in the Consolidated Balance Sheet as follows:

Tangible and intangible assets acquired:	
Current assets	$ 535
Property and equipment	25
Capitalized software cost	1,350
Intangible assets	2,170
Goodwill	5,184
Total tangible and intangible assets acquired	9,264
Less liabilities assumed:	
Current liabilities	733
Deferred tax liability	1,429
Total liabilities assumed	2,162
Total purchase price	$ 7,102

The intangible assets consist of customer contracts, covenants not to compete agreements and corporate trade names. These assets are being amortized over their estimated useful lives of 5, 5 and 10 years, respectively.

(In thousands, except for share and per share data)

Amortization of these assets in future years is expected to be as follows:
Fiscal Year ended March 31,

2006	422
2007	422
2008	422
2009	252
2010	12
Thereafter	43

MANAGED SERVICES

On December 22, 2003, the Company signed an agreement to purchase all of the outstanding common stock of Managed Services (the "Managed Services Acquisition"), and on January 9, 2004, the acquisition of Managed Services was completed. Managed Services is a managed service provider of information technologies; its primary product is managed network services through their global network command center. The Company believes that the acquisition of Managed Services will expand the existing capabilities and services of its IDCs. The purchase price consisted of $250 in cash and 100,000 unregistered shares of Class A Common Stock. In addition, the Company may be required to pay a contingent purchase price for any of the three years following the closing in which certain earnings targets are achieved; any additional payment is to be made in the same proportionate combination of cash and unregistered shares of Class A Common Stock as the purchase price payable at closing. The Company has also agreed to a one-time issuance of additional unregistered shares of Class A Common Stock to the seller up to a maximum of 20,000 shares if, in accordance with an agreed upon formula, the trading value of the Company's Class A Common Stock is less than $4.00 during the 90 day period at the end of the lock-up period. Based on a valuation from an independent appraiser, the restricted stock issued in the Managed Services Acquisition was estimated to have a fair value of $3.45 per share.

The total purchase price of $620, including $25 of fees and expenses, was allocated to the net assets acquired, including tangible and intangible assets, based upon the results of an independent appraisal of Fair value, with the excess purchase price being allocated to goodwill. The goodwill recorded on the acquisition is not deductible for income tax purposes. The fair value of the tangible and intangible assets acquired has been reflected in the Consolidated Balance Sheet as follows:

Tangible and intangible assets acquired:	
Property and equipment	$ 152
Intangible assets	450
Goodwill	194
Total tangible and intangible assets acquired	796
Deferred tax liability	176
Total purchase price	$ 620

The intangible assets consist of customer contracts, covenants not to compete agreements and corporate trade names. These assets are being amortized over their estimated useful lives of 5, 5 and 10 years, respectively.

Amortization of these assets in future years is expected to be as follows:
Fiscal Year ended March 31,

2006	87
2007	87
2008	87
2009	66
2010	3
Thereafter	11

(In thousands, except for share and per share data)

BOEING DIGITAL

On March 29, 2004 the Company acquired certain assets of Boeing Digital, a division of Boeing (the "Boeing Digital Acquisition"). These assets were purchased to further the Company's strategy of becoming a leader in the delivery of movies and other digital content to movie theaters. The acquired assets consist of digital projectors, satellite dishes and other equipment installed at 28 screens within 21 theaters in the United States and at one theater in London, England, and satellite transmission equipment located in Los Angeles, California. The initial purchase price consisted of: $250 in cash; 53,534 unregistered shares of Class A Common Stock; and a non-interest bearing note payable for $1,800 payable in equal installments over 4 years. In addition, the Company has agreed to make payments totaling a maximum of $1,000 over 4 years, representing 20% of the gross receipts generated by the acquired assets (the "Future Revenue Share"). Additionally, at any time during the 90 day period immediately following the first 12 months after the closing, Boeing can sell its 53,534 unregistered shares of Class A Common Stock to the Company in exchange for $250 in cash (the "Boeing Put Option").

Based on a valuation from an independent appraiser, for purchase accounting purposes the total purchase price is $2,010, including estimated fees and setup costs of $155. The unregistered stock issued in the Boeing Digital Acquisition was estimated to have a fair value of $238. Due to the Boeing Put Option, the Class A Common Stock issued to Boeing has been reflected on the consolidated balance sheet as redeemable shares of Class A Common Stock, until such time as the Boeing Put Option expires or is exercised. The fair value of the assets acquired has been reflected in the consolidated balance sheet as follows:

Property & equipment	$ 1,645
Intangible assets	365
Total	$ 2,010

The intangible assets consist of customer contracts and covenants not to compete agreements. These assets are being amortized over their estimated useful lives of 4 and 2 years, respectively.

Amortization of these assets in future years is expected to be as follows:
Fiscal Year ended March 31,

2006	116
2007	76
2008	76
2009	4

FIBERSAT

On October 19, 2004, the Company and its wholly-owned subsidiary, FiberSat, entered into an agreement to purchase substantially all of the assets and certain specified liabilities of FiberSat Global Services, LLC ("FiberSat Seller") (the "FiberSat Acquisition"). On November 17, 2004, the FiberSat Acquisition was completed. FiberSat, headquartered in Chatsworth, California, provides services utilizing satellite ground facilities and fiber-optic connectivity to receive, process, store, encrypt and transmit television and data signals globally. FiberSat's Chatsworth facility currently houses the infrastructure operations of the Company's digital cinema satellite delivery services.

The initial purchase price for the FiberSat Acquisition consisted of 500,000 unregistered shares of Class A Common Stock, and the Company agreed to repay certain liabilities of FiberSat Seller on or before the closing of the FiberSat Acquisition, with up to $500 in cash and 100,000 unregistered shares of Class A Common Stock. The Company had the option to exchange up to 50,000 of such 100,000 shares of Class A Common Stock to increase the cash, and thereby decrease the Class A Common Stock portion of such repayment based on the ratio of one Class A Common Stock for each $5.00 of additional cash. The Company repaid these liabilities by paying approximately $381 and issuing 40,000 shares of Class A Common Stock. In addition, the Company may be required to pay a contingent purchase price for any of the three years following the acquisition in which certain earnings targets are achieved. The Company has also agreed to a one-time issuance of additional unregistered shares to the sellers in accordance with a formula if, during the 90 days following the applicable lock-up period, the average value of the Company's Class A Common Stock during such 90 days declines below an average of $3.17 per share.

(In thousands, except for share and per share data)

Based on a valuation from an independent appraiser, for purchase accounting purposes the total purchase price is $2,177, including estimated transaction costs of $ 169. The goodwill recorded in the acquisition is deductible for income tax purposes, to the extent the Company has any taxable income in future periods.

The fair values of assets and liabilities acquired have been reflected in the Consolidated Balance Sheet as follows:

Current assets	$ 214
Property and equipment	2,164
Intangible assets	550
Goodwill	24
Noncurrent assets	16
Total tangible and intangible assets acquired	2,968
Less: liabilities assumed:	
Current liabilities	711
Long-term liabilities	80
Total Liabilities	791
Total Purchase Price	$ 2,177

The intangible assets consist of FCC broadcast licenses, corporate trade name and customer contracts. These assets are being amortized over their estimated useful lives of 5 years each.

Amortization of these assets in future years is expected to be as follows:
Fiscal Year ended March 31,

2006	110
2007	110
2008	110
2009	110
2010	107

PAVILION THEATRE

On December 23, 2004, ADM Cinema entered into an asset purchase agreement with Pritchard Square Cinema, LLC, a New York limited liability company (the "Seller"), and Norman Adie, the Seller's managing member, to purchase substantially all of the assets and certain liabilities of the Seller's Pavilion Theatre (the "Pavilion Acquisition"). On February 11, 2005 the acquisition of the Pavilion was completed. The purchase price included a cash payment of $3,300 (less $500 held in escrow pending the completion of certain construction) and a five-year 8% promissory note for $1,700. In addition, ADM Cinema assumed the lease covering the land, building and improvements which is classified as a capital lease on the consolidated balance sheet. Also, in connection with renegotiating the lease, the Company issued 40,000 unregistered shares of Class A Common Stock to the landlord of the Pavilion Theatre, which was valued by an independent appraiser at $132.

The Pavilion Theatre is an eight-screen movie theatre and cafe and is a component of the Media Services segment. Continuing to operate as a fully functional multiplex, the Pavilion Theatre has also become a showplace for the Company to demonstrate its integrated digital cinema solutions to the movie entertainment industry.

Based on a preliminary valuation from an independent appraiser, for purchase accounting purposes the total purchase price is $5,248, including estimated transaction costs of $ 106. The preliminary allocation of purchase price may be subject to further adjustment. The goodwill recorded on the acquisition is deductible for income tax purposes, to the extent the Company has any taxable income in future periods.

(In thousands, except for share and per share data)

The fair values of assets and liabilities acquired have been reflected in the Consolidated Balance Sheet as follows:

Current assets	$ 10
Property and equipment, net	6,402
Intangible assets	50
Goodwill	4,886
Total tangible and intangible assets acquired	11,348
Less: liabilities assumed:	
Current liabilities	52
Long-term liabilities	6,048
Total Liabilities	6,100
Total Purchase Price	$ 5,248

The intangible asset consists of a liquor license and is being amortized over an estimated useful life of 5 years.

Amortization of this asset in future years is expected to be as follows:
Fiscal year ended March 31,

2006	10
2007	10
2008	10
2009	10
2010	9

The following pro-forma information shows the results of operations for the years ended March 31, 2005 and 2004, as though the acquisitions of FiberSat and the Pavilion had occurred at the beginning of each respective fiscal year. In addition, the fiscal 2004 pro forma financial information reflects the results of operations of Hollywood SW as if that acquisition occurred at the beginning of that fiscal year. The pro forma information reflects adjustments for (i) depreciation and amortization of acquired tangible and intangible assets from the acquisitions of Hollywood SW, FiberSat and the Pavilion (ii) interest expense for the 8% notes payable in the amount of $3 million issued to the two sellers of Hollywood SW in November 2003, the 7% convertible notes and warrants in the amount of $7.6 million issued in February 2005, and the February 2004 and 2005 issuance of the 8% note for $1.7 million issued to the seller in the Pavilion acquisition, (iii) the full year impact of the issuance of 400,000 shares for Hollywood SW in fiscal 2004 and 540,000 and 40,000 for FiberSat and Pavilion acquisitions in fiscal 2005, and (iv) additional non-cash interest associated with the beneficial conversion feature and warrant accretion related to the 7% convertible notes issued in February 2005. The pro forma adjustments related to the acquisition of the Pavilion are based on a preliminary purchase price allocation. Differences between the preliminary and final purchase price allocations could have an impact on the pro forma financial information presented. The pro forma financial information below is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the acquisition been completed as of the dates indicated above or the results that may be obtained in the future.

	March 31,	
	2004	2005
	(unaudited)	
Revenues	16,286	17,645
Net loss	8,620	8,463
Basic and diluted loss per share	($1.85)	($0.84)

ACCESS INTEGRATED TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)

NOTE 4. CONSOLIDATED BALANCE SHEET COMPONENTS

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following as of March 31, 2004 and 2005:

	2004	2005
Bank balances	$1,248	$4,779
Money market fund	1,082	--
Total cash and cash equivalents	$2,330	$4,779

As of March 31, 2004 and 2005, cost approximated market value of cash and cash equivalents.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of March 31, 2004 and 2005:

	2004	2005
Insurance	$ 81	$215
Deposits	11	10
Deferred costs, current	97	321
Concession - inventory	--	5
Other	107	211
	$296	$762

PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following as of March 31, 2004 and 2005:

	2004	2005
Land	$ --	$ 1,500
Building and improvements	--	4,600
Leasehold improvements	3,911	4,158
Computer equipment and software	2,945	2,642
Machinery and equipment	2,591	5,254
Furniture and fixtures	306	474
	9,753	18,628
Less - Accumulated depreciation	(3,888)	(4,367)
Total property and equipment, net	$ 5,865	$14,261

Land and building and improvements represent the Company's capital lease of the Pavilion Theater. Leasehold improvements consist primarily of costs incurred in the construction of the Company's Jersey City, New Jersey and Brooklyn, New York IDCs, and from the other IDC acquisitions. Included in leasehold improvements as of March 31, 2004 and 2005 was $100 of construction services for which the Company issued Common Stock as consideration. Computer equipment and software consists primarily of costs incurred for equipment and related software used in the Company's Managed Storage Services business and from the Hollywood SW, Managed Services and Boeing Digital acquisitions (See Note 3). Machinery and Equipment consists primarily of costs incurred for equipment used at the IDC's, and from the Boeing Digital and FiberSat acquisitions. For the years ended March 31, 2004, and 2005, depreciation expense amounted to $1.6 and $2.1 million, respectively.

(In thousands, except for share and per share data)

INTANGIBLE ASSETS, NET

Intangible assets, net was comprised of the following as of March 31, 2004 and 2005:

	2004	2005
Trademarks	$ 45	$ 68
Corporate trade names	150	180
Customer contracts	3,691	4,236
Covenants not to compete	1,852	1,909
	5,738	6,393
Less - accumulated amortization	(1,538)	(3,056)
Total intangible assets, net	$4,200	$3,337

For the years ended March 31, 2004 and 2005 amortization expense amounted to $1.1 and $1.5 million, respectively.

CAPITALIZED SOFTWARE COST, NET

Capitalized software costs, net was comprised of the following as of March 31, 2004 and 2005:

	2004	2005
Capitalized software	$ 1,548	$2,109
Less - accumulated amortization	(118)	(487)
Total capitalized software costs, net	$ 1,430	$1,622

For the years ended March 31, 2004 and 2005, amortization of software costs amounted to $118 and $369, respectively.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of March 31, 2004 and 2005:

	2004	2005
Accounts payable	$ 541	$1,118
Accrued compensation and benefits	178	392
Accrued taxes payable	162	9
Interest payable	97	134
Other	393	762
Total accounts payable and accrued expenses	$1,371	$2,415

NOTE 5. RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" SFAS 150, which became effective July 1, 2003, which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. There was no impact on AccesIT financial statements due to the adoption of this standard.

(In thousands, except for share and per share data)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment." This statement revises the original guidance contained in SFAS No. 123 and supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees, and its related implementation guidance. Under SFAS No. 123 (revised 2004), a publicly entity such as AccessIT will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize such cost over the period during which an employee is required to provide service in exchange for the reward (usually the vesting period). For stock options and similar instruments, grant-date fair value will be estimated using option-pricing models adjusted for unique characteristics of instruments (unless observable market prices for the same or similar instruments are available). For small business issuers on a calendar reporting year this is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The effective date for AccessIT to adopt this standard due to its fiscal reporting first interim or annual reporting period is April 1, 2006.

Upon adoption of this standard, the actual costs of our stock-based payment plans will be based on grant-date fair value, which has not yet been determined.

NOTE 6. NOTES PAYABLE

In February 2002, the Company commenced an offering of 5-year 8% subordinated promissory notes (the "5-Year Notes") with detachable warrants to purchase shares of Class A Common Stock (the "5-Year Notes Warrants"). Through March 31, 2004 the Company had raised a total of $4,405 from the issuance of 5-Year Notes and no additional 5-Year Notes were issued during the fiscal year ended March 31, 2005. As of March 31, 2004, 5-Year Notes Warrants to purchase 440,500 shares of Class A Common Stock were issued.

In November 2003, the Company issued two 8% notes payable totaling $3,000 to the founders of Hollywood SW as part of the purchase price for Hollywood SW (the "HS Notes"). During the fiscal year ended March 31, 2005, the Company repaid principal of $512 on the HS Notes.

In February 2004, the Company sent a notice to the holders of the 5-Year Notes and the HS Notes offering to exchange (the "Exchange Offer") the principal and accrued interest of the outstanding 5-Year Notes and the HS Notes for, at each note holder's election, either (1) unregistered shares of Class A Common Stock at an exchange rate of $3.57 per share (the "Share Option") or (2) Subordinated Convertible Promissory Notes ("Convertible Notes"), which are convertible into shares of Class A Common Stock at a conversion rate of $5.64 per share (the "Convertible Note Option"). On March 24, 2004, the Exchange Offer was completed. Pursuant to the Share Option, the Company exchanged 5-Year Notes in the aggregate principal amount of $2,480 plus accrued and unpaid interest of $46 for 707,477 unregistered shares of Class A Common Stock. Pursuant to the Convertible Note Option, in exchange for 5-Year Notes in the aggregate principal amount of $1,705 plus accrued and unpaid interest of $31, the Company issued Convertible Notes which are, as of March 31, 2005, convertible into a maximum of 307,871 shares of its Class A Common Stock (1) at any time up to the maturity date at each holder's option or (2) automatically on the date when the average closing price on the American Stock Exchange of the Class A Common Stock for 30 consecutive trading days has been equal to or greater than $12.00. The holders of all the HS Notes and holders of 5-Year Notes totaling $220 of principal elected not to participate in the Exchange Offer.

In March 2004, in connection with the Boeing Digital Acquisition, the Company issued a non-interest bearing note payable with a face amount of $1,800. The estimated fair value of this note was determined to be $1,367 on the closing date and interest is being imputed over the 4 year term of the note, to non-cash interest expense in the Consolidated Statement of Operations. On March 31, 2005, the value of the note, (including imputed interest) is $1,531 and is included in notes payable in the Consolidated Balance Sheet. For the fiscal year ended March 31, 2005, non-cash interest expense resulting from this note was $164.

In July 2004, the Company made early repayments totaling $58 for two 5 -Year Notes, and the remaining value of the underlying 5 – Year Notes Warrants was amortized to non-cash interest expense, totaling $19.

On February 10, 2005, the Company issued 7% convertible debentures (the "Convertible Debentures") and warrants ("the Convertible Debentures Warrants") to a group of institutional investors for aggregate proceeds of $7.6 million. The Convertible Debentures have a four year term, with one third of the unconverted principal balance repayable in twelve equal monthly installments beginning three years after the closing. The remaining unconverted principal balance is repayable at maturity. The Company may pay the interest in cash or, if certain conditions are met, by issuing shares of its Class A Common Stock. If the Company is eligible to issue Class A Common Stock to pay interest, the number of shares issuable is based on 93% of the 5-day

(In thousands, except for share and per share data)

average closing price preceding the interest due date. The Convertible Debentures are initially convertible into 1,867,322 shares Class A Common Stock, based upon a conversion price of $4.07 per share subject to adjustments from time to time. Upon the redemption of the Convertible Debentures, the Company may issue additional warrants exercisable for Class A Common Stock. Additionally, the Company issued to the investors Convertible Debentures Warrants to purchase up to 560,197 shares of Class A Common Stock, at an initial exercise price of $4.44 per share, subject to adjustments from time to time. The Convertible Debentures Warrants are exercisable beginning on September 9, 2005 until 5 years thereafter, and have been valued at $1.1 million which is accounted for as a debt issuance discount. As a result, there is a beneficial conversion feature and the Company recognized a $605 charge, which is included in non-cash interest expense. The offering of the Convertible Debentures and the Convertible Debentures Warrants was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), under Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

The Company has agreed to register, among other things, the Class A Common Stock underlying the Convertible Debentures and Convertible Debentures Warrants with the SEC within 30 days from the closing. If, among other things, the registration statement is not filed within 30 days or is not declared effective within 90 days (120 days in the event of an SEC review), then cash delay payments equal to 1% of the offering proceeds per month will apply. The Company filed such a registration statement on March 11, 2005 and it was declared effective by the SEC on March 21, 2005.

During the fiscal year ended March 31, 2005, the Company made scheduled principal payments of $12 on the 5-Year Notes.

In connection with the acquisition of the Pavilion Theatre, on February 10, 2005 we issued to the seller a 5-year, 8% note payable for $1,700. Principal payments are to be made quarterly for five years in the amount of $42, with a ballon repayment of the remainder after five years.

The aggregate principal repayments on the Company's notes payable are scheduled to be as follows:

Fiscal Year ending March 31,	
2006	$1,137
2007	1,449
2008	1,795
2009	9,368
2010	1,161

NOTE 7. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

PREFERRED STOCK

In October 2001, the Company issued 3,226,538 shares of the Series A 8% Mandatorily Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") at approximately $0.62 per share, resulting in gross proceeds of $2,000 before considering expenses of $203. Concurrent with this issuance, the Company issued warrants to purchase up to 430,205 Class A Shares (the "2001 Warrant"). In November 2002, the Company issued 4,976,391 shares of Series B 8% Cumulative Convertible Preferred Stock, par value $0.001 (the "Series B Preferred Stock") the Series A Preferred Stock holder at approximately $0.50 per share, resulting in gross proceeds of $2,500 before considering expenses of $125. Concurrent with this issuance, the Company issued three warrants to purchase 381,909, 144,663 and 100,401 Class A Shares ("Contingent Warrant A", "Contingent Warrant B" and "Contingent Warrant C", respectively). The issuance of the Series A Preferred Stock resulted in a beneficial conversion feature of $1,078 calculated in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments". The beneficial conversion feature was reflected as an issuance cost and therefore was reflected as a charge against the Series A Preferred Stock and an increase to additional paid-in capital. As described below, in November 2003, the Company exchanged all of its Series A Preferred Stock, Series B Preferred Stock, related warrants and accumulated dividends for 2,207,976 shares of Class A Common Stock.

Total accretion for the Series A Preferred Stock to its estimated redemption value was $1,121 during the fiscal year ended March 31, 2004, of which $990 related to the accretion to the estimated redemption amount. In addition, $131 related to the accretion of the beneficial conversion feature, respectively. Accretion for the Series B Preferred Stock to its redemption value was $467 for the fiscal year ended March 31, 2004.

(In thousands, except for share and per share data)

In September 2003, the Company entered into an agreement (the "Exchange Agreement") with the holder of the Series A and Series B Preferred Stock to: (1) convert all 8,202,929 shares of Series A and Series B Preferred Stock held by it into 1,640,585 shares of Class A Common Stock; (2) exchange the 2001 Warrant, Contingent Warrant A and Contingent Warrant C for 320,000 shares of Class A Common Stock; (3) exercise Contingent Warrant B to purchase 143,216 shares of Class A Common Stock on a cashless-exercise basis; and (4) accept Class A Stock at a price per share of $5.00 pursuant to the Company's November 2003 initial public offering (the "IPO"), as consideration for the conversion of all accumulated dividends on the Series A and Series B Preferred Stock through the effective date of the IPO. On November 14, 2003, the Exchange Agreement was finalized, concurrent with the completion of the IPO. The Company issued 104,175 shares of Class A Common Stock as consideration for the conversion of all accumulated dividends on the Series A and B Preferred Stock. As of March 31, 2004 and 2005, there is no Series A Preferred Stock or Series B Preferred Stock issued or outstanding.

NOTE 8. STOCKHOLDERS' EQUITY

CAPITAL STOCK

In August 2004, the Company's Board of Directors authorized the repurchase of up to 100,000 shares of Class A Common Stock. The shares will be purchased at prevailing prices from time-to-time in the open market depending on market conditions and other factors During the year ended March 31, 2005, the Company repurchased 51,440 Class A shares for a total purchase price of $172, including fees, which has been recorded as Treasury Stock. As of March 31, 2005, an additional 48,560 shares of Class A Common Stock may be repurchased.

In November 2004, the Company issued 540,000 unregistered shares of Class A Common Stock in connection with the FiberSat Acquisition.

In February 2005, the Company issued 40,000 unregistered shares of Class A Common Stock in connection with the Pavilion Acquisition.

In October 2004, the Company entered into a stock purchase agreement with investors to issue and sell 282,776 unregistered shares of Class A Common Stock at $3.89 per share to the investors for gross proceeds of $1,100 (the "October 2004 Private Placement"). These shares carry piggyback and demand registration rights, at the sole expense of the investor. The net proceeds to the Company of approximately $1,023 were used for the FiberSat Acquisition and for working capital. The investors exercised the piggyback registration rights and the Company registered the resale of all of the 282,776 shares of Class A Common Stock on a registration statement which registration statement was declared effective by the SEC on March 21, 2005.

In June 2004, the Company issued in a private placement (the "June 2004 Private Placement") 1,217,500 unregistered shares of Class A Common Stock at a sale price of $4.00 per share. The total net proceeds to the Company, including fees and expenses to subsequently register the securities were approximately $4,000. The Company is using the net proceeds for capital investments and for working capital. The Company also issued to investors and the investment firm in the June 2004 Private Placement, warrants to purchase a total of 304,375 shares of Class A Common Stock at an exercise price of $4.80 per share, exercisable upon receipt (the "June 2004 Private Placement Warrants"). The Company agreed to register the Class A Common Stock issued and to be issued upon exercising of the June 2004 Private Placement Warrants with the SEC by filing a Form SB-2 on or before July 5, 2004. The Company filed the Form SB-2 on July 2, 2004, and the Form SB-2 was declared effective on July 20, 2004.

In May 2004, the Company entered into an agreement with the holder of 750,000 shares of AccessDM's common stock, to exchange all of those shares for 31,300 unregistered shares of Class A Common Stock. This transaction was consummated in May 2004 and as a result, AccessIT holds 100% of AccessDM's common stock.

(In thousands, except for share and per share data)

STOCK OPTION PLAN

In June 2000, the Company adopted the 2000 Stock Option Plan, as amended (the "Plan") under which incentive and nonstatutory stock options may be granted to employees, outside directors, and consultants. The purpose of the Plan is to enable the Company to attract, retain and motivate employees, directors, advisors and consultants. The Company initially reserved a total of 400,000 shares of Class A Common Stock of the Company for issuance upon the exercise of options granted in accordance with the Plan. In September 2003, the amount of stock options available for grant under the Plan was increased to 600,000. At the annual stockholders' meeting held in October 2004, the stockholders voted to approve an increase in the number of AccessIT stock options available for grant from 600,000 shares of Class A Common Stock to 850,000 shares of Class A Common Stock .Options granted under the Plan expire 10 years following the date of grant (five years for stockholders who own greater than 10% of the outstanding stock) and are subject to limitations on transfer. Options granted under the Plan vest generally over three-year periods. The Plan is administered by the Company's Board of Directors.

The Plan provides for the granting of incentive stock options at not less than 100% of the fair value of the underlying stock at the grant date. Option grants under the Plan are subject to various vesting provisions, all of which are contingent upon the continuous service of the optionee. Options granted to stockholders who own greater than 10% of the outstanding stock must be issued at prices not less than 110% of the trading value of the stock on the date of grant as determined by the Company's Board of Directors. The exercise price and vesting period of nonstatutory options is at the discretion of the Company's Board of Directors. Upon a change of control, all shares granted under the Plan shall immediately vest.

The following table summarizes the activity of the Plan:

	Options Outstanding		
	Shares Available For Grant	Number of Shares	Weighted-Average Exercise Price Per Share
Balances, March 31, 2003	93,603	306,397	$6.90
Increase in authorized options	200,000	--	--
Options granted	(214,167)	214,167	$5.01
Balances, March 31, 2004	79,436	520,564	$6.12
Increase in authorized options	250,000	--	--
Options forfeited	9,334	(9,334)	$5.27
Options granted	(251,667)	251,667	$4.21
Balances, March 31, 2005	87,103	762,897	$5.50

(In thousands, except for share and per share data)

The following table summarizes information about stock options outstanding as of March 31, 2005:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares Exercisable	Weighted-Average Exercise Price
$2.50	50,000	7.72	$ 2.50	33,333	$ 2.50
$3.60	139,000	9.79	$ 3.60	--	$ 3.60
$4.81	20,000	9.92	$ 4.81	--	$ 4.81
$5.00	356,897	8.52	$ 5.00	142,231	$ 5.00
$5.05	25,000	8.71	$ 5.05	8,333	$ 5.05
$7.50	117,400	5.63	$ 7.50	110,400	$ 7.50
$12.50	54,600	5.58	$12.50	54,600	$12.50
	762,897	5.76	$ 5.50	348,897	$ 6.73

In May 2003, AccessDM adopted the 2003 Stock Option Plan (the "AccessDM Plan") under which incentive and nonstatutory stock options may be granted to employees, outside directors, and consultants. The purpose of the AccessDM Plan is to enable AccessDM to attract, retain and motivate employees, directors, advisors and consultants. AccessDM reserved a total of 2,000,000 shares of AccessDM's common stock for issuance upon the exercise of options granted in accordance with the AccessDM Plan. During the fiscal year ended March 31, 2004 and 2005, AccessDM granted stock options to purchase 1,000,000 shares and 5,000 shares, respectively, of its common stock to employees of AccessDM. Options granted under the AccessDM Plan expire 10 years following the date of grant (five years for stockholders who own greater than 10% of the outstanding stock) and are subject to limitations on transfer. Options granted under the AccessDM Plan vest generally over three-year periods. The AccessDM Plan is administered by AccessDM's Board of Directors.

The AccessDM Plan provides for the granting of incentive stock options at not less than 100% of the fair value of the underlying stock at the grant date. Option grants under the AccessDM Plan are subject to various vesting provisions, all of which are contingent upon the continuous service of the optionee. Options granted to stockholders who own greater than 10% of the outstanding stock must be issued at prices not less than 110% of the trading value of the stock on the date of grant as determined by the AccessDM's Board of Directors. The exercise price of such options range from $0.20 to $0.25 and have a weighted average remaining contractual life of 8.42 years.

NON-EMPLOYEE STOCK-BASED COMPENSATION

The Company uses the fair value method to value options granted to non-employees. In connection with its grant of options to non-employees, the Company has recorded deferred stock-based compensation of $4 and $0 for the fiscal years ended March 31, 2004 and 2005, respectively. The Company has amortized $15 and $4 for the fiscal years ended March 31, 2004 and 2005, respectively, to stock-based compensation expense on an accelerated basis.

The Company's calculations for non-employee grants were made using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the Fiscal Years Ended March 31,	
	2004	2005
Dividend yield	0%	0%
Expected volatility	110%	110%
Risk-free interest rate	5.91%	5.94%
Expected life (in years).	10	10

(In thousands, except for share and per share data)

WARRANTS

In connection with the issuance of the 5-Year Notes (see Note 6), the Company issued 5-Year Notes Warrants to the holders of the 5-Year Notes. During the fiscal year ended March 31, 2004, the Company issued 5-Year Notes Warrants to purchase 123,000 shares of Class A Common Stock to the holders of the 5-Year Notes in the ratio of one-half of a 5-Year Note Warrant for every dollar principal amount of 5-Year Notes issued. In total, 5-Year Notes Warrants to purchase 440,500 shares of Class A Common Stock were issued and were ascribed an estimated fair value of $2,202, which was recognized as issuance cost and therefore was charged against the carrying value of the related notes payable. In March 2004, the Company completed the Exchange Offer covering the majority of the outstanding 5-Year Notes and related warrants (see Note 6), and the remaining $1,421 aggregate amount of underlying 5-Year Notes Warrants was amortized to non-cash interest expense. During the fiscal years ended March 31, 2004, and 2005 a total of $402 and $17, respectively, was amortized to non-cash interest expense to accrete the value of the notes to their face value over the expected term of the related notes. In addition, in July 2004, the Company made early repayments totaling $58 for two 5 -Year Notes, and the remaining $19 of the underlying 5-Year Notes Warrants was amortized to non-cash interest expense.

In connection with the June 2004 Private Placement, the Company issued to the investors and to the investment firm in the June 2004 Private Placement, Warrants to purchase 304,375 shares of Class A Common Stock at an exercise price of $4.80 per share. The June 2004 Private Placement Warrants are exercisable from the date of issuance and for a period of five years thereafter. However, the June 2004 Private Placement Warrants may be redeemed by the Company at any time after the date that is one year from the issue date, upon thirty days advance written notice to the holder, for $0.05 per the June 2004 Private Placement Warrant to purchase one Class A Common Stock, provided, that (i) a registration statement with the SEC is then in effect as to such Class A Common Stock and will be in effect as of a date thirty days from the date of giving the redemption notice and (ii) for a period of twenty (20) trading days prior to the giving of the redemption notice the Class A Common Stock have closed at a price of $9.20 per share or higher. The Company agreed to register the Class A Common Stock issued and to be issued upon exercising of the June 2004 Private Placement Warrants with the SEC by filing a Form SB-2 on or before July 5, 2004. The Company filed the Form SB-2 on July 2, 2004, and the Form SB-2 was declared effective July 20, 2004.

In accordance with EITF 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company's Own Stock," and the terms of the June 2004 Private Placement Warrants, the fair value of the June 2004 Private Placement Warrants were initially accounted for as a liability, with an offsetting reduction to the carrying value of the common stock. The warrant liability was reclassified to equity as of the July 20, 2004 effective date of the registration statement.

The fair value of the June 2004 Private Placement Warrants was estimated to be $797 on the closing date of the transaction, using the Black-Scholes option-pricing model with the following assumptions: no dividends: risk-free interest rate 3.94%, the contractual life of 5 years and volatility of 72%. The fair value of the warrants was re-measured at June 30, 2004 and estimated to be $776. The decrease in the fair value of $21 from the transaction date to June 30, 2004 was recorded as a credit to other income, net in the Consolidated Statement of Operations. The fair value of the warrants decreased by $70 from June 30, 2004 to July 20, 2004 and such decrease was recorded as a credit to other income, net in the Consolidated Statement of Operations.

In February 2005, the Company issued the Convertible Debenture Warrants to purchase 560,197 shares of Class A Common Stock. The Convertible Debenture Warrants have an initial exercise price of $4.44 per share, and are exercisable beginning on September 9, 2005 until 5 years thereafter. Based on a valuation from an independent appraiser, the Convertible Debenture Warrants were assigned an estimated fair value of $1,109, which is included in additional paid-in capital on the Consolidated Balance Sheet and will be amortized to Notes Payable over the term of the warrants.

(In thousands, except for share and per share data)

NOTE 9. COMMITMENTS AND CONTINGENCIES

On July 2, 2004, we received notice that certain creditors of one of our data center customers named NorVergence filed an involuntary bankruptcy petition against NorVergence. On July 14, 2004, NorVergence agreed to the entry of an order granting relief under Chapter 11 of the United States Bankruptcy Code and then converted the Chapter 11 reorganization to Chapter 7 liquidation. We also have a first security interest in NorVergence accounts receivable. As of the bankruptcy date, the Company had accounts receivable of $121, representing approximately 2 months of service charges, recorded on the Consolidated Balance Sheet related to this customer. On January 26, 2005 the bankruptcy court approved a motion for the trustee to pay the Company $121, for the past due accounts receivable, and on February 25, 2005, the Company was paid this amount. In addition, the Company had $499 of unbilled revenue related to this customer. The Company has provided an allowance for $499 against the unbilled revenue, which is shown in the provision for doubtful accounts in the Consolidated Statements of Operations. Also, the Company has a first security interest in the customer's accounts receivable. The Company has been granted the right to pursue collection of the customer accounts receivable. Any amounts collected will be retained by the Company in settlement of its claim against the customer accounts receivable.

In March 2004, the Company acquired certain digital cinema – related assets from the Boeing Company. The purchase price for the assets included 53,534 unregistered shares of Class A Common StockShares. At any time during the 90 day period beginning March 29, 2005, Boeing can sell its 53,534 unregistered shares of Class A Common Stock to the Company in exchange for $250 in cash.

LEASES

The Company leases its IDCs and corporate office under noncancelable operating lease agreements expiring through 2015. The IDCs lease agreements provide for base rental rates which increase at defined intervals during the term of the lease. The Company accounts for rent abatements and increasing base rentals using the straight-line method over the life of the lease. The difference between the straight-line expense and the cash payment is recorded as deferred rent expense.

The Company leases certain equipment for use in its IDCs and corporate headquarters under noncancelable capital lease agreements that expire through 2006.

Minimum future operating and capital lease payments as of March 31, 2005 are summarized as follows:

	Capital Leases	Operating Leases
Fiscal Year ending March 31,		
2006	$ 1,563	$ 2,383
2007	1,137	2,293
2008	1,128	2,209
2009	1,128	2,238
2010	1,128	1,792
Thereafter	7,997	4,320
Total minimum lease payments	$14,081	$15,235
Less amount representing interest	7,591	
Present value of net minimum lease payments, including current maturities of $432	$ 6,490	

Total rent expense was approximately $2,461 and $2,192 for the fiscal years ended March 31, 2004 and 2005, respectively.

ACCESS INTEGRATED TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)

Assets recorded under capitalized lease agreements included in property and equipment consists of the following:

	March 31,	
	2004	2005
Land	$ --	$1,500
Building	--	4,600
Computer equipment	369	70
Machinery and equipment	413	1,062
	782	7,232
Less: Accumulated amortization	(459)	(691)
Net assets under capital lease	$323	$6,541

NOTE 10. SUPPLEMENTAL CASH FLOW DISCLOSURE

	March 31,	
	2004	2005
Interest paid	$ 513	$ 556
Accretion on mandatorily redeemable convertible preferred stock	$ 1,588	$ --
Notes converted/exchange for Class A common stock	$ 2,526	$ --
Issuance of notes for the following acquisitions:		
Hollywood Software, Inc.	$ 3,000	$ --
Boeing Digital	$ 1,366	$ --
Pavilion Theatre (and working capital)	$ --	$ 7,600

NOTE 11. SEGMENT INFORMATION

Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company has two reportable segments: Data Center Services and Media Services. The segments were determined based on the products and services provided by each segment. Accounting policies of the segments are the same as those described in Note 2. Performance of the segments is evaluated on operating income before interest, taxes, depreciation and amortization. The Data Center Services segment provides services through its nine IDC's including the license of data center space, provision of power, data connections to other businesses, and the installation of equipment, and the operations of Managed Services. The Media Services segment consists of Hollywood SW, AccessDM and FiberSat. Hollywood SW develops and licenses software to the theatrical distribution and exhibition industries, provides services as an ASP, and provides software enhancements and consulting services. AccessDM is in the business of storing and distributing digital content to movie theaters and other venues. FiberSat is in the business of providing satellite-based broadband video, data and Internet transmission and encryption services for multiple customers in the broadcast and cable television and communications industries, and also operates an outsourced networks operations center. Prior to November 3, 2003, the Company operated only in the Data Center Services segment. All of the Company's revenues were generated inside the United States.

(In thousands, except for share and per share data)

Information related to the segments of the Company and its subsidiaries is detailed below:

	Media Services	Data Center Services	Corporate	Total Consolidated
For the fiscal year ended March 31, 2004:				
Total income (loss) from operations	$ 414	$ (124)	$(2,795)	$(2,505)
Depreciation and Amortization	207	2,394	91	2,692
Operating income (loss) before interest, taxes, depreciation and amortization	621	2,270	(2,704)	187
For the fiscal year ended March 31, 2005:				
Total (loss) from operations	$ (1,961)	$ (156)	$(3,583)	$(5,700)
Depreciation and Amortization	1,715	1,807	101	3,623
Operating income (loss) before interest, taxes, depreciation and amortization	(246)	1,651	(3,482)	(2,077)
As of March 31,2005:				
Total Assets	$27,029	$ 5,302	$ 5,446	$37,777
As of March 31,2004:				
Total Assets	$12,174	$ 6,777	$ 2,224	$21,175

NOTE 12. RELATED PARTY TRANSACTIONS

As of March 31, 2004 and 2005, the Company had principal amounts of $1,400 and $3,891, respectively, in notes payable to related parties, including officers of the Company. During the fiscal year ended March 31, 2004 and 2005, there were $0 and $512, respectively, of principal repayments for these notes payable.

The Company granted to two executives 400,000 shares of Class A Common Stock in April 2000, upon formation of AccessColo, Inc. and in connection with their employment and status as co-founders. At the time of their receipt of such shares, we were a subsidiary of Fibertech & Wireless, Inc. In July 2003, one of the executives left our employ and also resigned from our Board of Directors.

In connection with the execution of one of our long-term real property leases, two executives posted a letter of credit in the aggregate amount of $525 in June 2000. This letter of credit was reduced by one-third in each of the three successive years and terminated in June 2003. We reimbursed such two executives for the issuance costs of approximately $10,000 for the letter of credit.

Two of our directors, are directors of MidMark, which previously held all of our outstanding Series A and Series B preferred stock and related contingent warrants. In connection with its purchase of shares of our Series A and Series B preferred stock, we paid MidMark a $75 investment banking fee. In September 2003, we entered into an exchange agreement with MidMark, under which we agreed to issue 2,207,976 additional shares of Class A Common Stock to MidMark in exchange for all of our outstanding shares of Series A and Series B preferred stock, including accrued dividends thereon, and through the exercise and exchange of certain warrants. Upon the IPO, MidMark (i) converted all 8,202,929 shares of its Series A and Series B preferred stock into 1,640,585 shares of Class A common stock; (ii) exchanged warrants that were exercisable, subject to certain future conditions, for up to 951,041 shares of Class A Common Stock, for 320,000 shares of Class A Common Stock; (iii) exercised a warrant exercisable for up to 144,663 shares of Class A Common Stock (143,216 shares on a cashless-exercise basis); and (iv) accepted 104,175 shares of Class A Common Stock as payment of all accrued dividends on shares of Series A and Series B preferred stock held by such stockholder. The number of shares of Class A Common Stock issued as payment of accrued dividends was calculated at the offering price of $5.00. Additionally, MidMark also purchased $333 of one-year notes, which was repaid in April 2002, and was issued 6,902 of the one-year notes warrants. Each of these directors have been granted options

(In thousands, except for share and per share data)

to purchase 5,000 shares of our Class A Common Stock. We paid MidMark a management fee of $50 per year until November 2003.

On March 24, 2004, pursuant to the Exchange Offer, we exchanged $2.5 million and $1.7 million aggregate principal amount of five-year promissory notes for shares of Class A Common Stock and for longer term 6% convertible notes, respectively. We issued 707,477 unregistered shares of Class A Common Stock and $1.7 aggregate principal amount of convertible notes convertible into a maximum of 308,225 shares of Class A Common Stock (i) at any time up to the maturity date at each holder's option or (ii) automatically on the date when the average closing price on the American Stock Exchange of the Class A Common Stock for 30 consecutive trading days has been equal to or greater than $12.00.

Two executives of the Company invested $250, and $125, respectively, in our offering of one-year 8% notes and received warrants to purchase 4,601 and 2,301 shares, respectively, of Class A Common Stock at $0.05 per share. These notes were repaid prior to March 31, 2002. Both executives also, invested $250 and $125, respectively, in our offering of five-year 8% promissory notes and received warrants to purchase 25,000 and 12,500 shares, respectively, of Class A Common Stock at $0.05 per share. In September 2003, all of the warrants that were attached to our one-year and five-year promissory notes held by both executives were exercised. In March 2004, both executives participated in the Exchange Offer and exchanged their 5-year notes and accrued interest totaling $382 for Convertible Notes, convertible into 67,713 shares of Class A Common Stock. As of March 31, 2004 and 2005, the principal due to these executive officers included in notes payable was $382.

One of our former directors is a partner in the law firm of Kirkpatrick & Lockhart LLP, which provided legal services to us, including handling legal matters related to the IPO. For the fiscal years ended March 31, 2005 and March 31, 2004, we purchased approximately $39 and $639, respectively, of legal services from this firm. Our former director was granted options to purchase 4,000 shares of Class A Common Stock.

One of our directors is the general partner of CMNY Capital II, L.P., which holds 157,927 shares of Class A Common Stock, and a director of Sterling/Carl Marks Capital, Inc., which holds 51,025 shares of Class A Common Stock. CMNY Capital II, L.P. also invested $1 million in our offering of one-year promissory notes, which was repaid in March 2002, and invested $1 million in our offering of five-year promissory notes. The warrants attached to such one-year and five-year notes were exercised in August 2003 and are included in the share numbers above. The Ddirector has also been granted options to purchase 9,000 shares of Class A Common Stock. In March 2004 CMNY Capital II, LP participated in the Exchange Offer and exchanged its five-year promissory notes and accrued interest totaling $1.0 million for Convertible Notes, convertible into 180,569 shares of Class A Common Stock. As of March 31, 2004 and 2005, the principal due to CMNY Capital II, LP included in notes payable was $1.0 million in each of those years, respectively.

A member of our board of advisors is the father of one of our founders and executive officers, and is a partner in an entity that has performed real estate services for us. The member of our board of advisors also has been granted options to purchase 41,025 shares of Class A Common Stock at a weighted average exercise price of $6.83 per share.

A member of our board of advisors is the President of John O'Hara Contracting, Inc., which performs construction and other work at our IDCs. Also, the member of our board of advisors has invested $50 in our five-year notes, and holds 5,000 five-year note attached warrants. This contractor has been paid $10 and $0 for the fiscal years ended March 31, 2004 and 2005, respectively. John O'Hara Contracting, Inc. also, owns 8,000 shares of Class A Common Stock, issued as partial consideration for work performed during the fiscal year ended March 31, 2001. In September 2003, the member of our board of advisor exercised the five-year warrants. In addition, in March 2004, the member of our board of advisors participated in the Exchange Offer and exchanged his 5 year notes and accrued interest totaling $51 for 14,264 shares of Class A Common Stock.

One of the members of our board of advisors is a partner in an architectural services firm, Herbst Musciano, which has performed work at our IDCs. His firm was paid $1 and $0 for the fiscal years ended March 31, 2004, and March 31, 2005, respectively. In addition, the member of our board of advisors holds options to purchase 600 shares of our Class A Common Stock.

In January 2003, the board of directors approved the purchase of two separate ten-year, term life insurance policies on the life of one of its executives. Each policy carries a death benefit of $5 million, and we are the beneficiary of each policy. Under one of the policies, however, the proceeds will be used to repurchase, after reimbursement of all premiums paid by us some, or all of the shares of our capital stock held by the estate of A. Dale Mayo,our President and Chief Executive Officer, at the then-determined fair market value.

(In thousands, except for share and per share data)

In connection with the Hollywood SW Acquisition, we purchased all of the outstanding capital stock of Hollywood SW from two of its security holders, on November 3, 2003. The two security holders have continued as executive officers of Hollywood SW under new employment agreements and have received an aggregate of 400,000 unregistered shares of our Class A Common Stock, less 40,444 unregistered shares of Class A Common Stock that were issued to certain optionees of Hollywood SW.

Hollywood SW and Hollywood Media Center, LLC, a limited liability company that is 95% owned by David Gajda, Senior Vice President of International Marketing, one of the sellers of Hollywood SW, entered into a Commercial Property Lease, dated January 1, 2000, for 2,115 square feet of office space. We have assumed Hollywood SW's obligations under this lease pursuant to the acquisition, including the monthly rental payments of $2. The lease is currently a month-to-month tenancy with the same monthly rent. On May 1, 2004 an additional 933 square feet were rented on a month-to–month basis for monthly additional rental payments of $1.

In connection with one of our executive's employment arrangement with AccessDM, we paid a finder's fee of $25 during the fiscal year ended March 2004, in connection with his efforts related to the Hollywood SW Acquisition.

We entered into a consulting agreement with a former employee of the Company, one of our co-founders and directors, following the termination of his employment with us as of July 5, 2003. Under the terms of the agreement, the former employee agreed to provide consulting services to us in connection with the IPO and our acquisition of Hollywood SW, for which we paid him $10 per month (plus reasonable out-of-pocket expenses) for the period beginning on July 5, 2003 through September 30, 2003. We also paid the former employee $20 in November 2003 in connection with the completion of the IPO. After September 30, 2003, we may, in our sole discretion, retain the former employee services for future projects on mutually agreed to terms. The former employee has agreed that the term of his confidentiality, non-solicitation and non-compete agreement, which he entered into as of April 10, 2000, remained in effect through July 4, 2004.

In connection with the Managed Services Acquisition, we purchased all of the outstanding capital stock of Managed Services from its sole security holder, on January 9, 2004. The sole security holder continued as an executive officer of Managed Services under a new employment agreement and as consideration for the sale of Managed Services capital stock, received $250, and 100,000 unregistered shares of Class A Common Stock.

In connection with the FiberSat Acquisition, we purchased substantially all of the assets and certain specified liabilities of FiberSat Global Services, LLC from its members, on November 17, 2004. One of the members has continued as an executive officer of FiberSat under a new employment agreement and as consideration for the sale of FiberSat capital stock has received 35,000 unregistered shares of Class A Common Stock. Also, we agreed to pay this executive and annual base salary of $175 which shall be increased five percent annually, plus a bonus, if and as determined in the sole discretion of FiberSat's board of directors.

NOTE 13. INCOME TAXES

The benefit from income taxes for the years ended March 31, 2004 and 2005 consisted of the following:

	2004	2005
Current	$ 127	$ --
Deferred	85	311
Total	$ 212	$ 311

(In thousands, except for share and per share data)

Net deferred tax assets / (liabilities) consist of the following as of March 31, 2004 and 2005:

	2004	2005
Deferred tax assets		
Net operating loss carryforwards	$ 3,082	$ 5,689
Depreciation and Amortization	1,100	854
Deferred rent expense	381	435
Stock based compensation	208	201
Revenue deferral	347	115
Other	71	129
Total deferred tax assets	5,189	7,423
Deferred tax liabilities		
Intangibles	1,720	1,497
Total deferred tax liabilities	1,720	1,497
Net deferred tax assets before valuation allowance	3,469	5,926
Valuation allowance	(4,989)	(7,136)
Net deferred tax assets / (liabilities)	$ (1,520)	$ (1,210)

The Company has provided a valuation allowance for either all or most of its deferred tax assets since realization of future benefits from deductible temporary differences and net operating loss carryovers cannot be sufficiently assured at March 31, 2004 or March 31, 2005. The change in the valuation allowance in the current year is approximately $2,050.

As of March 31, 2005, the Company has federal and state net operating loss carryforwards of approximately $13,300 available to reduce future taxable income. The federal net operating loss carryforwards will begin to expire in 2020. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards that can be used in future years. Depending on a variety of factors this limitation, if applicable, could cause a portion and/or all of these net operating losses to expire before utilization occurs.

The differences between the United States federal statutory tax rate and the Company's effective tax rate are as follows as of fiscal year ended March 31, 2004 and March 31, 2005:

	2004	2005
Tax benefit at the U.S. Statutory Federal Rate	(34.0%)	(34.0%)
State tax benefit	(2.9%)	(0.1%)
Change in valuation allowance	18.9%	24.0%
Disallowed interest	12.4%	4.5%
Other	1.4%	1.1%
Effective tax rate.	(4.2%)	(4.5%)

(In thousands, except for share and per share data)

NOTE 14. SUBSEQUENT EVENTS

On June 15, 2005, the Company entered into a digital cinema framework agreement (the "Framework Agreement") with Christie Digital Systems USA, Inc. ("Christie") through the Company's newly formed wholly-owned subsidiary, Christie/AIX, Inc., a Delaware corporation ("Christie/AIX"), whereby, among other things (1) Christie/AIX will seek to raise financing to purchase 200 of Christie's digital cinema projection systems (the "Systems") at agreed-upon prices; (2) Christie/AIX would then seek to raise additional debt and/or equity financing to purchase an additional 2,300 Systems at agreed-upon prices. The Framework Agreement allows Christie/AIX to terminate the agreement for several reasons, including failure to: (1) execute definitive agreements with certain film distributors by August 31, 2005 to pay virtual print fees to Christie/AIX for deliveries of digital films made to the Systems, (2) execute agreements with certain exhibitors by August 31, 2005 to license the Systems, to house them in the exhibitor locations, and (3) obtain Christie/AIX's final commitment to purchase at least 100 Systems by July 31, 2005.

In connection with the execution of the Framework Agreement, the Company has engaged a third party to assist in raising funds to purchase the equipment associated with the Framework Agreement, and for general corporate purposes. We have no assurance of the nature and amount of the securities to be issued, and that the transaction will be completed on acceptable terms.

On June 9, 2005, the Company's Board of Directors approved the expansion of the Company's stock option plan to 1,100,000 options from the prior amount of 850,000 options. This approval is subject to the approval of stockholders at the Company's 2005 stockholder meeting, which is scheduled to take place in September 2005. Subsequent to March 31, 2005, the Company issued 140,000 stock options to an employee and four directors.

PART II. OTHER INFORMATION

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 of the Exchange Act). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

There was no change in our internal control over financial reporting during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Except as set forth below, the information required by this item will appear in our Proxy Statement for the Annual Meeting of Stockholders to be held on September 15, 2005, which will be filed pursuant to Regulation 14A under the Exchange Act (the "Proxy Statement") and is incorporated by reference in this report pursuant to General Instruction E(3) of Form 10-KSB (other than the portions thereof not deemed to be "filed" for the purpose of Section 18 of the Exchange Act).

CODE OF ETHICS

We have adopted a code of ethics that applies to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as contemplated by Section 406 of the Sarbanes-Oxley. Such code of ethics is included on our website, www.accessitx.com. We will disclose any amendment to, or waiver of, a provision of our code of ethics on a Form 8-K filed with the Securities and Exchange Commission.

ITEM 10. EXECUTIVE COMPENSATION

Information required by this item will appear in the Proxy Statement and is incorporated by reference in this report pursuant to General Instruction E(3) of Form 10-KSB (other than the portions thereof not deemed to be "filed" for the purpose of Section 18 of the Exchange Act).

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item will appear in the Proxy Statement and is incorporated by reference in this report pursuant to General Instruction E(3) of Form 10-KSB (other than the portions thereof not deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934).

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item will appear in the Proxy Statement and is incorporated by reference in this report pursuant to General Instruction E(3) of Form 10-KSB (other than the portions thereof not deemed to be "filed" for the purpose of Section 18 of the Exchange Act).

ITEM 13. EXHIBITS

Exhibit Number		Description of Document
1.1	--	Form of Underwriting Agreement between the Company and the underwriter to the Company's November 10, 2003 Public Offering. (1)
2.1	--	Stock Purchase Agreement, dated July 17, 2003, between the Company and Hollywood Software, Inc. and its stockholders. (2)
2.2	--	Exchange Agreement, dated as of September 17, 2003, between the Company and MidMark Equity Partners II, L.P. (3)
2.3	--	Amendment No. 1 to Stock Purchase Agreement, dated as of November 3, 2003, between and among the Company, Hollywood Software, Inc., the selling stockholders and Joseph Gunnar & Co., LLC. (1)
2.4	--	Stock Purchase Agreement, dated as of December 22, 2003, among the Company, Concurrent Technologies, Inc. and Erik B. Levitt. (4)
2.5	--	Asset Purchase Agreement, dated as of March 29, 2004, between the Company and The Boeing Company. (5)
2.6	--	Form of Exchange Agreement (debt for equity), dated as of March 24, 2004, between the Company and each Investor taking part in the March 24, 2004 exchange offering. (6)
2.7	--	Form of Exchange Agreement (debt for debt), dated as of March 24, 2004, between the Company and each investor taking part in the March 24, 2004 exchange offering. (6)
2.8	--	Securities Purchase Agreement, dated as of June 2, 2004, among the Company and certain investors. (7)
2.9	--	Asset Purchase Agreement, dated as of October 19, 2004, among the Company, FiberSat Global Services, Inc., FiberSat Global Services LLC, Richard Wolfe, Ravi Patel, McKebben Communications, Globecomm Systems, Inc., Timothy Novoselski, Scott Smith and Farina. (11)
2.10	--	Asset Purchase Agreement, dated as of December 23, 2004, among ADM Cinema Corporation, Pritchard Square Cinema, LLC and Norman Adie. (13)
2.11	--	Stock Purchase Agreement, dated as of October 26, 2004, among the Company and the purchasers identified therein. (13)
2.12	--	Securities Purchase Agreement, dated as of February 9, 2005, among the Company and certain investors. (12)
3.1	--	Fourth Amended and Restated Certificate of Incorporation of the Company. (4)
3.2	--	Bylaws of the Company. (2)
4.1	--	Form of Warrant Agreement (with Warrant Certificates) between the Company and the lead underwriter. (1)
4.2	--	Specimen certificate representing Class A common stock. (1)
4.3	--	Promissory note issued by the Company to ColoSolutions, Inc., dated November 27, 2002. (2)
4.4	--	Promissory note issued by the Company to holders of ten-year warrants. (2)
4.5	--	Form of note to be issued by the Company to the selling stockholders of Hollywood Software, Inc. (2)
4.6	--	Form of Pledge and Security Agreement between the Company, the selling stockholders of Hollywood Software, Inc. and the pledge agent. (2)
4.7	--	Promissory note dated November 3, 2003 issued by the Company to David Gajda. (1)
4.8	--	Promissory note dated November 3, 2003 issued by the Company to Robert Jackovich. (1)
4.9	--	Pledge and Security Agreement, dated as of November 3, 2003, between the Company and the selling stockholders of Hollywood Software, Inc. (1)
4.10	--	Registration Rights Agreement, dated as of January 9, 2004, between the Company and Erik B. Levitt. (4)
4.11	--	Promissory note dated March 29, 2004 issued by the Company to The Boeing Company. (5)
4.12	--	Registration Rights Agreement, dated as of March 29, 2004, between the Company and The Boeing Company. (5)
4.13	--	Form of Subordinated Convertible Promissory Note, dated March 24, 2004, issued by the Company to each investor taking part in the March 24, 2004 exchange offering. (6)
4.14	--	Form of Registration Rights Agreement, dated as of March 24, 2004, between the Company and each investor taking part in the March 24, 2004 exchange offering. (6)
4.15	--	Form of Warrant, dated June 2004, issued to purchasers pursuant to Securities Purchase Agreement, dated as of June 1, 2004, among the Company and certain investors. (7)
4.16	--	Form of Warrant, dated June 2004, issued to placement agent in connection with Securities Purchase Agreement, dated as of June 1, 2004, among the Company and certain investors. (7)
4.17	--	Registration Rights Agreement, dated as of June 2004, among the Company and certain investors. (7)
4.18	--	Promissory Note, dated November 14, 2003, issued by the Company to David Gajda. (8)
4.19	--	Promissory Note, dated November 14, 2003, issued by the Company to Robert Jackovich.(8)

4.20	--	Registration Rights Agreement, dated as of November 8, 2004, among the Company and certain investors. (13)
4.21	--	Form of Subsidiary Guarantee to be entered into by certain subsidiaries of the Company pursuant to the Securities Purchase Agreement, dated as of February 9, 2005 among the Company and the several investors party thereto. (12)
4.22	--	Form of Debenture to be issued to the purchasers pursuant to the Securities Purchase Agreement, dated as of February 9, 2005 among the Company and the several investors party thereto. (12)
4.23	--	Form of Warrant to be issued to the purchasers pursuant to the Securities Purchase Agreement, dated as of February 9, 2005 among the Company and the several investors party thereto. (12)
4.24	--	Form of Registration Rights Agreement, among the registrant and certain investors pursuant to the Securities Purchase Agreement, dated as of February 9, 2005 among the Company and the several investors party thereto. (12)
10.1	--	Employment Agreement, dated as of July 1, 2000 (as amended), between the Company and A. Dale Mayo. (2)
10.2	--	Employment Agreement, dated as of April 10, 2000, between the Company and Kevin Farrell. (2)
10.3	--	Form of Employment Agreements between Hollywood Software, Inc. and David Gajda/Robert Jackovich. (2)
10.4	--	First Amended and Restated 2000 Stock Option Plan of the Company. (2)
10.5	--	Amendment No. 1 to the First Amended and Restated 2000 Stock Option Plan of the Company. (3)
10.6	--	Asset Purchase Agreement, dated as of November 16, 2001, between the Company and BridgePoint International (USA), Inc. (2)
10.7	--	Asset Purchase Agreement, dated as of October 10, 2002, between the Company, R.E. Stafford, Inc. d/b/a ColoSolutions and Cob Solutions Global Services, Inc. (2)
10.8	--	Services Distribution Agreement, dated July 17, 2001, between the Company and Managed Storage International, Inc. (2)
10.9	--	License Agreement between the Company and AT&T Corp., dated July 31, 2001. (2)
10.10	--	Master Agreement for Colocation Space between the Company (by assignment from Cob Solutions Global Services, Inc.) and KMC Telecom VI LLC dated April II, 2002. (2)
10.11	--	License Agreement between the Company (by assignment from Bridgepoint International (USA), Inc.) and Zone Telecom, Inc. dated February 27, 2001. (2)
10.12	--	Lease Agreement, dated as of May 23, 2000, between the Company (formerly Fibertech & Wireless, Inc.) and 55 Madison Associates, LLC. (2)
10.13	--	Agreement of Lease, dated as of July 18, 2000, between the Company and 1-10 Industry Associates, LLC. (2)
10.14	--	Lease Agreement, dated as of August 28, 2000, between the Company (formerly Fibertech & Wireless, Inc.) and RFG Co. Ltd. (2)
10.15	--	Letter Amendment to the Lease Agreement, dated August 28, 2000, between the Company (formerly Fibertech & Wireless, Inc.) and RFG Co. Ltd. (2)
10.16	--	First Amendment to the Lease, dated August 28, 2000 between the Company (formerly Fibertech & Wireless, Inc.) and RFG Co. Ltd. dated October 27, 2000. (2)
10.17	--	Agreement of Lease, dated as of January 18, 2000, between the Company (by assignment from BridgePoint International (Canada), Inc.) and 75 Broad, LLC. (2)
10.18	--	Additional Space and Lease Modification to the Agreement of Lease, dated as of January 18, 2000, between the Company (by assignment from BridgePoint International (Canada), Inc.) and 75 Broad, LLC dated May 16, 2000. (2)
10.19	--	Second Additional Space and Lease Modification to the Agreement of Lease, dated as of January 18, 2000, between the Company (by assignment from BridgePoint International (Canada), Inc.) and 75 Broad, LLC dated August 15, 2000. (2)
10.20	--	Lease Agreement, dated as of January 17, 2001, as amended, between the Company (by assignment from R. E. Stafford, Inc. d/b/a ColoSolutions) and Union National Plaza I, Inc. (2)
10.21	--	Lease Agreement, dated as of February 6, 2001, between the Company (by assignment from R. E. Stafford, Inc. d/b/a ColoSolutions) and Granite -- Wall Street Limited Partnership (successor in interest to Duffy Wall Street L.L.C.). (2)
10.22	--	Indenture Agreement, dated as of May 22, 2001, between the Company (by assignment from R. E. Stafford, Inc. d/b/a ColoSolutions) and Research Boulevard Partnership. (2)
10.23	--	Lease Agreement, dated as of January 22, 2001, between the Company (by assignment from ColoSolutions L.L.C.) and 340 Associates, L.L.C. (2)
10.24	--	Lease Agreement, dated as of September 29, 2002, between the Company (by assignment from R. E. Stafford, Inc. d/b/a ColoSolutions) and Jerry J. Howard and Eddy D. Howard. (2)

10.25	--	Office Lease, dated as of February 22, 2001, between the Company (by assignment from R. E. Stafford, Inc. d/b/a ColoSolutions) and One Liberty Place, L.C. (2)
10.26	--	Commercial Property Lease between Hollywood Software, Inc. and Hollywood Media Center, LLC, dated January 1, 2000. (2)
10.27	--	Lease, dated as of February 1, 1999, between Hollywood Software, Inc. and Spieker Properties, L. P. (2)
10.28	--	First Amendment to Lease, dated as of February 1, 1999, between Hollywood Software, Inc. and Spieker Properties, L.P. dated May 10, 2000. (2)
10.29	--	Second Amendment to Lease, dated as of February 1, 1999, between Hollywood Software, Inc. and Spieker Properties, L.P. dated February 16, 2001. (2)
10.30	--	Third Amendment to Lease, dated as of February 1, 1999, between Hollywood Software, Inc. and EOP-BREA Park Centre, L.P. (successor in interest to Spieker Properties, L.P.), dated June 27, 2002. (2)
10.31	--	Consulting Agreement between the Company (formerly Fibertech & Wireless, Inc.) and Harvey Marks dated June 2000. (2)
10.32	--	Independent Contractor Agreement, dated July31, 2003, between the Company and Kevin Booth. (2)
10.33	--	Universal Transport Exchange License and Option Agreement, dated August 13, 2003, by and between the Company and Universal Access, Inc. (3)
10.34	--	Employment Agreement, dated as of January 9, 2004, between the Company and Erik B. Levitt. (4)
10.35	--	Confidentiality, Inventions and Noncompete Agreement, dated as of January 9, 2004, between the Company and Erik B. Levitt. (4)
10.36	--	Employment Agreement, dated as of November 21, 2003, between the Company and Russell Wintner. (8)
10.37	--	Fourth Amendment to Lease Agreement, dated as of February 11, 2005, between ADM Cinema Corporation and OLP Brooklyn Pavilion LLC. (16)
10.38	--	Amendment No. 2 to First Amended and Restated 2000 Stock Option Plan of the Company. (16)
16.1	--	Letter from PricewaterhouseCoopers LLP, dated September 10, 2004 regarding change in certifying accountants. (13)
21.1	--	List of Subsidiaries. *
23.1	--	Consent of PricewaterhouseCoopers LLP.*
23.2	--	Consent of Eisner LLP.*
24.1	--	Powers of Attorney.* (Contained on signature page)
31.1	--	Officer's Certificate Pursuant to 15 U.S.C. Section 7241, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	--	Officer's Certificate Pursuant to 15 U.S.C. Section 7241, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	--	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
32.2	--	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

Documents Incorporated Herein by Reference:

(1) Previously filed with the Securities and Exchange Commission on November 4, 2003 as an exhibit to the Company's Amendment No. 3 to Registration Statement on Form SB-2 (File No. 333-107711).

(2) Previously filed with the Securities and Exchange Commission on August 6, 2003 as an exhibit to the Company's Registration Statement on Form SB-2 (File No. 333-107711).

(3) Previously filed with the Securities and Exchange Commission on September 22, 2003 as an exhibit to the Company's Amendment No. 1 to Registration Statement on Form SB-2 (File No. 333-107711).

(4) Previously filed with the Securities and Exchange Commission on February 17, 2004 as an exhibit to the Company's Form 10-QSB for the quarter ended December 31, 2003 (File No. 001-31810).

(5) Previously filed with the Securities and Exchange Commission on April 2, 2004 as an exhibit to the Company's Form 8-K (File No. 001-31810).

(6) Previously filed with the Securities and Exchange Commission on April 29, 2004 as an exhibit to the Company's Form 8-K (File No. 001-31810).

(7) Previously filed with the Securities and Exchange Commission on June 2, 2004 as an exhibit to the Company's Form 8-K (File No. 001-31810).

(8) Previously filed with the Securities and Exchange Commission on June 25, 2004 as an exhibit to the Company's Form 10-

KSB for the fiscal year ended March 31, 2004 (File No. 001-31810).

(9) Previously filed with the Securities Exchange Commission on July 2, 2004 as an exhibit to the Company's Registration Statement on Form SB-2 (File No. 333-117115).

(10) Previously filed with the Securities Exchange Commission on September 14, 2004 as an exhibit to the Company's Form 8-K (File No. 001-31810).

(11) Previously filed with the Securities Exchange Commission on November 8, 2004 as an exhibit to the Company's Form 8-K (File No. 001-31810).

(12) Previously filed with the Securities Exchange Commission on February 10, 2005 as an exhibit to the Company's Form 8-K (File No. 001-31810).

(13) Previously filed with the Securities Exchange Commission on February 14, 2005 as an exhibit to the Company's Form 10-QSB for the quarter ended December 31, 2004 (File No. 001-31810).

(14) Previously filed with the Securities Exchange Commission on March 14, 2005 as an exhibit to the Post-Effective Amendment No. 1 to the Company's Registration Statement on Form SB-2 (File No. 333-117115).

(15) Previously filed with the Securities Exchange Commission on April 25, 2005 as an exhibit to the Company's Registration Statement on Form S-8 (File No. 333-124290)

(16) Previously filed with the Securities Exchanged Commission on April 29, 2005 as an exhibit to the Company's Form 8-K (File No. 001-31810)

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT AND NON-AUDIT FEES

On September 9, 2004, our audit committee dismissed PwC as the our independent registered public accounting firm and engaged Eisner as our new independent registered public accounting firm.

Our audit committee has also adopted policies and procedures for pre-approving all non-audit work performed by PwC, for fiscal year ended March 31, 2004, and by Eisner for the fiscal year ended March 31, 2005. Specifically, the committee has pre-approved the use of Eisner for detailed, specific types of services within the following categories of non-audit services: acquisition due diligence and audit services; tax services; and reviews and procedures that we request Eisner to undertake on matters not required by laws or regulations. In each case, the committee has required management to obtain specific pre-approval from the committee for any engagements.

The aggregate fees billed for professional services by PwC and Eisner for the fiscal years ended March 31, 2004 and March 31, 2005 for these various services were:

	2004	2005
Type of Fees		
Audit Fees	$190,380	$102,400
Audit-Related Fees	26,308	71,605
Tax Fees	15,875	66,060
All Other Fees	1,400	1,500
Total	$233,963	$241,565

In the above table, in accordance with the Securities and Exchange Commission's definitions and rules, "audit fees" are fees AccessIT paid PwC and Eisner for professional services for the audit of AccessIT's consolidated financial statements included in Form SB-2 and Form 10-KSB and review of consolidated financial statements included in Form SB-2 and Form 10-QSBs, and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for the fiscal years ended March 31, 2004 and 2005; "audit-related fees" are fees for assurance and related services that are reasonably related to the performance of the audit or review of AccessIT's consolidated financial statements; "tax fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are fees for any services not included in the first three categories.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACCESS INTEGRATED TECHNOLOGIES, INC.

Date: June 29, 2005 By: /s/ A. Dale Mayo

A. Dale Mayo
President and Chief Executive Officer and Director
(Principal Executive Officer)

Date: June 29, 2005 By: /s/ Brian D. Pflug

Brian D. Pflug
Senior Vice President - Accounting & Finance
(Principal Financial Officer)

We, the undersigned directors and officers of Access Integrated Technologies, Inc., do hereby constitute and appoint, A. Dale Mayo and Gary S. Loffredo, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the aforesaid annual report on Form 10-KSB, including specifically, but without limitation, the power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including any post-effective amendment(s)) hereto and we do hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof. In accordance with the requirements of the Securities Act of 1933, as amended, this report was signed by the following persons in the capacities and on the date(s) stated:

SIGNATURE(S)	TITLE(S)	DATE
/s/ A. Dale Mayo A. Dale Mayo	President, Chief Executive Officer and Chairman of the Board of Directors	June 29, 2005
/s/ Kevin J. Farrell Kevin J. Farrell	Senior Vice President-- Data Center Operations and Director	June 29, 2005
/s/ Brett E. Marks Brett E. Marks	Senior Vice President-- Business Development and Director	June 29, 2005
/s/ Gary S. Loffredo Gary S. Loffredo	Senior Vice President--Business Affairs, General Counsel, Secretary and Director	June 29, 2005
/s/ Brian D. Pflug Brian D. Pflug	Senior Vice President-- Accounting and Finance	June 29, 2005
/s/ Robert Davidoff Robert Davidoff	Director	June 29, 2005
/s/ Wayne L. Clevenger Wayne L. Clevenger	Director	June 29, 2005
/s/ Matthew W. Finlay Matthew W. Finlay	Director	June 29, 2005
/s/ Gerald C. Crotty Gerald C. Crotty	Director	June 29, 2005

INDEX TO EXHIBITS

Exhibit Number		Description of Document
21.1	--	List of Subsidiaries.
23.1	--	Consent of PricewaterhouseCoopers LLP.
23.2	--	Consent of Eisner LLP.
24.1	--	Powers of Attorney. (Contained on signature page)
31.1	--	Officer's Certificate Pursuant to 15 U.S.C. Section 7241, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	--	Officer's Certificate Pursuant to 15 U.S.C. Section 7241, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	--	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	--	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 31.1

CERTIFICATION

I, A. Dale Mayo, President and Chief Executive Officer of Access Integrated Technologies, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Access Integrated Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: June 29, 2005

By: /s/ A. Dale Mayo
A. Dale Mayo
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Brian D. Pflug, Senior Vice President-Accounting and Finance of Access Integrated Technologies, Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB of Access Integrated Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

   (a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

   (b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: June 29, 2005

By: /s/ Brian D. Pflug
Brian D. Pflug
Senior Vice President - Accounting and Finance
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of Access Integrated Technologies, Inc. (the "Company") for the period ended March 31, 2005 as filed with the SEC (the "Report"), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company

Date: June 29, 2005

By: /s/ A. Dale Mayo
A. Dale Mayo
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-KSB of Access Integrated Technologies, Inc. (the "Company") for the period ended March 31, 2005 as filed with the SEC (the "Report"), the undersigned, in the capacity and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company

Date: June 29, 2005

By: /s/ Brian D. Pflug
Brian D. Pflug
Senior Vice President - Accounting and Finance
(Principal Financial Officer)

board of directors

A. Dale Mayo
Chairman, President and CEO, Access^{IT}

Wayne L. Clevenger
Managing Director,
MidMark Equity Partners II, L.P.

Gerald C. Crotty
President, Weichert Enterprise LLC

Robert G. Davidoff
Managing Director,
Carl Marks & Co., Inc.

Kevin J. Farrell
Senior Vice President,
Data Center Operations, Access^{IT}

Matthew W. Finlay
Director,
MidMark Equity Partners II, L.P.

Gary S. Loffredo
Senior Vice President, Business Affairs,
General Counsel and Secretary, Access^{IT}

Brett E. Marks
Senior Vice President,
Business Development, Access^{IT}


corporate officers

A. Dale Mayo
Chairman, President and CEO

Jeffrey M. Butkovsky
Senior Vice President,
Chief Technology Officer

David N. Gajda
Senior Vice President,
International

Kevin J. Farrell
Senior Vice President,
Data Center Operations

Gary S. Loffredo
Senior Vice President, Business Affairs,
General Counsel and Secretary

Brett E. Marks
Senior Vice President,
Business Development

Brian D. Pflug
Senior Vice President,
Finance and Accounting


division heads

Russell J. Wintner
President and COO,
Access Digital Media

James J. Miller
President and COO,
Hollywood Software

Erik B. Levitt
President and COO,
Access^{IT} Managed Services

Ravi V. Patel
President and COO,
FiberSat Global Services

Common Stock Listing

American Stock Exchange,
Symbol: AIX

Auditor

Eisner LLP
Florham Park, NJ

Transfer Agent

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
800.937.5449

designed by curran & connors, inc. / www.curran-connors.com




Access IT
Integrated Technologies, Inc.

55 Madison Avenue, Suite 300
Morristown, NJ 07960
Phone: 973.290.0080 Fax: 973.290.0081
www.accessitx.com

